SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           An announcement regarding interim results for the six months ended June 60, 2014 of China Petroleum & Chemical Corporation (the “Registrant”); and
2.           A copy of the interim report for the six months ended June 60, 2014 of the Registrant filed with the Hong Kong Stock Exchange.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2014

1	Important Notice

1.1
This announcement is a summary of the 2014 Interim Report of Sinopec Corp.. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). The investors should read the 2014 interim report for more details.

1.2
The interim financial statements for the six-month period ended 30 June 2014 (the “reporting period”) of Sinopec Corp. and its subsidiaries (“the Company”), prepared in accordance with the Accounting Standards for Business Enterprises (“ASBE”) of the PRC, and International Financial Reporting Standards (“IFRS”), have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants respectively, and both firms have issued standard unqualified opinions on the interim financial statements contained in this announcement.

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1.3	Basic Information of Sinopec Corp.

Stock name	SINOPEC CORP	—	—	中国石化
Stock code	0386	SNP	SNP	600028
Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
	AuthorisedRepresentatives		Secretary to theBoard	Representative on Securities Matters
Name	Mr. Li Chunguang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com

2	Principal Financial Data and Indicators

2.1	Principal Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises (“ASBE”)

Items	As at 30 June 2014	As at31 December 2013	Changes from the end of the preceding year to the end of the reporting period
	RMB million	RMB million	%

Total assets	1,429,543	1,382,916	3.4
Total equity attributable to equity shareholders of the Company	587,604	570,346	3.0

Items	Six-month periods ended 30 June		Changes over the same period of
	2014	2013	the preceding year
	RMB million	RMB million	%

Net cash flow from operating activities	58,214	32,903	76.9
Operating income	1,356,172	1,415,244	(4.2)
Net profit attributable to equity shareholders of the Company	31,430	29,417	6.8
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	31,354	29,196	7.4
Weighted average return on net assets (%)	5.37	5.49	(0.12)
			percentage points
Basic earnings per share (RMB)	0.269	0.254	5.9
Diluted earnings per share (RMB)	0.268	0.239	12.1

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2.2	Principal Financial Data and Indicators Prepared in Accordance with International Financial Reporting Standards (“IFRS”)

Items	Six-month periods ended 30 June		Changes over the same period of the
	2014	2013	preceding year
	RMB million	RMB million	%

Operating profit	52,268	46,741	11.8
Net profit attributable to owners of the Company	32,543	30,281	7.5
Basic earnings per share (RMB)	0.279	0.262	6.5
Diluted earnings per share (RMB)	0.277	0.246	12.6
Net cash generated from operating activities	58,214	32,903	76.9

Items	As at 30 June 2014	As at 31 December 2013	Changes from the end of the preceding year to the end of the reporting period
	RMB million	RMB million	%

Total assets	1,429,543	1,382,916	3.4
Total equity attributable to owners of the Company	586,110	568,803	3.0

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3	Number of Shareholders and Shareholdings of Principal Shareholders

As at 30 June 2014, there were a total of 649,389 shareholders of Sinopec Corp., of which 642,938 were holders of A shares and 6,451 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

3.1	Top ten shareholders	Unit: shares

Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholdings1	Number of shares subject to pledged or lock-ups

China Petrochemical Corporation	A share	73.39	85,720,671,101	57,722,243	0
HKSCC (Nominees) Limited2	H share	21.72	25,369,358,290	(2,822,769)	Unknown
國泰君安證券股份有限公司3	A share	0.29	339,562,035	1,183,700	0
中證證券金融股份有限公司4	A share	0.25	290,856,856	49	0
卡塔爾控股有限責任公司－自有資金	A share	0.08	89,996,185	0	0
南方東英資產管理有限公司－南方富時中國A50ETF	A share	0.07	78,069,572	16,174,464	0
全國社保基金一零六組合	A share	0.07	77,407,334	(8,600,814)	0
中國工商銀行－中銀持續增長 股票型證券投資基金	A share	0.05	53,229,285	53,229,285	0
中國工商銀行－上證50交易型 開放式指數證券投資基金	A share	0.04	52,447,594	(752,229)	0
全國社保基金一一零組合	A share	0.04	49,204,181	5,199,980	0

Note:
1	As compared with the number of shares as at 31 December 2013.
2
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which are included in the total number of shares held by HKSCC (Nominees) Limited.

3	At the end of the reporting period, 國泰君安證券股份有限公司 holds shares of Sinopec Corp. through self-run security account, security lending special account and refinancing guarantee account.
4	At the end of the reporting period, 中國證券金融股份有限公司 holds shares of Sinopec Corp. through self-run security account.

Statement on the Connected Relationship or Acting-in-Concert Among the Aforementioned Shareholders:

Sinopec Corp. is not aware of any connection or acting-in-concert among or between the top ten shareholders.

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3.2	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance as at 30 June 2014

Name of shareholders	Status of shareholders	Number ofshares withinterests heldor regarded asbeing held	As a percentageof total interests (H share) ofSinopec Corp.(%)

JPMorgan Chase & Co.	Beneficial owner	326,271,617(L)	1.28
		135,539,967(S)	0.53
	Investment manager	814,121,897(L)	3.19
	Trustee (other than a bare trustee)	40,300(L)	0.00
	Custodian corporation/Approved lending agent	1,652,201,240(P)	6.47
Blackrock, Inc.	Interests of corporation controlled	1,896,689,730(L)	7.43
	by the substantial shareholder	25,825,600(S)	0.10
Schroders Plc	Investment manager	1,526,664,922(L)	5.98

Note:	(L): Long position, (S): Short position, (P) Lending pool

3.3	Changes in the Controlling Shareholders and the de facto Controller

There was no change in the controlling shareholder or the de facto controller in the reporting period.

4	Directors, Supervisors and Senior Management

Equity Interests of Directors, Supervisors and Other Senior Management

As at 30 June 3014, other than the 13,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. has held any shares of Sinopec Corp.

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Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the designated register as required by the Ordinance, or the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange.

5	Business Review and Management’s Discussion and Analysis

5.1	Business Review

In the first half of 2014, global economic growth slowed down. China’s economy maintained its moderate growth, with GDP up 7.4%. Domestic consumption of oil products (including gasoline, diesel and kerosene) grew by 3.6%, with strong increase in gasoline and kerosene consumption but decline in diesel consumption over the same period in 2013. Domestic consumption of ethylene equivalent grew by 6.5%.

In the first half of 2014, international crude oil price fluctuated at high level. The average spot price of Platts Brent in the period was USD 108.93 per barrel, up 1.3% year on year. The domestic crude oil price followed the international trend, and domestic gasoline and diesel prices were adjusted 9 times with 5 times up and 4 times down. The increase in both imports of low-priced chemicals and newly added domestic production capacity posed great challenges to domestic producers in the first half of the year, with chemical prices dropping continuously, and margins decreasing.

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5.1.1	PRODUCTION AND OPERATIONS

(1)	Exploration and Production

In the first half of 2014, as a result of initiatives in five key areas in China, we continued to grow in oil and gas exploration and development. In exploration, we made further discoveries in west Sichuan, with a number of discoveries in the west rim of the Zhungar Basin, the Qintong sag of Jiangsu Province and North Erdos. In development, we strengthened our efforts in progressive exploration and reservoir characterisation, implemented a number of projects to build oil and gas production capacity, actively carried out gas production capacity building projects in Yuanba, middle-shallow layer of west Sichuan and Daniudi. We sustained rapid growth in conventional gas production. In unconventional resource development, we maintained our fast-track momentum in construction of shale gas capacity in Fuling of Sichuan Basin. By the end of June, average daily shale gas production hit 3.2 million cubic meters. The Company completed the overseas upstream assets acquisition from China Petrochemical Corporation at the end of 2013, significantly increasing our crude oil production.

In the first half of 2014, our oil and gas production was 237.01 million barrels of oil equivalent, up 8% from the same period in 2013, of which crude oil output was 177.88 million barrels, representing an increase of 7.52% from the same period last year, and natural gas output was 354.8 billion cubic feet, an increase of 9.46%.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2014	2013	(%)

Oil and gas production (mmboe)	237.01	219.46	8.00
Crude oil production (mmbbls)	177.88	165.44	7.52
China	154.15	153.66	0.32
Overseas	23.73	11.78	101.44
Natural gas production (bcf)	354.80	324.14	9.46

1:	For domestic production of crude oil, 1 tonne = 7.1 barrels; for overseas production, 1 tonne = 7.21 barrels.
2:	For production of natural gas, 1 cubic meter = 35.31 cubic feet.

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(2)	Refining

In the first half of 2014, we adjusted the refinery products mix according to the changes in domestic demand, optimised resource allocation, reduced procurement costs of crude oil, strengthened coordination of production and marketing, increased production and export of gasoline, jet fuel and other high-value-added products. We actively promoted the quality upgrading of our oil products and increased the output of diesel of GB IV standard significantly. We took advantage of specialised marketing of oil products and increased the sales of LPG, asphalt and petroleum wax. In the first half of 2014, we processed 116 million tonnes of crude oil, up by 0.32% compared with the first half of 2013, and increased oil product output by 2.68%, in which gasoline up by 9.63%, kerosene up by 19.74% and light yield up by 0.63 percentage points.

Refining: Summary of Operations

	Six-month period ended 30 June		Changes
	2014	2013	(%)

Refinery throughput (million tonnes)	115.81	115.44	0.32
Gasoline, diesel and kerosene production (million tonnes)	71.62	69.75	2.68
Gasoline (million tonnes)	24.94	22.75	9.63
Diesel (million tonnes)	36.67	38.64	(5.10)
Kerosene (million tonnes)	10.01	8.36	19.74
Light chemical feedstock production (million tonnes)	19.96	18.82	6.06
Light yield (%)	76.83	76.20	0.63
			percentage points
Refining yield (%)	94.63	94.61	0.02
			percentage points

Note:	1.	Refinery throughput is converted at 1 tonne = 7.35 barrels.
2.	100% production of joint ventures was included.

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(3)	Marketing and Distribution

In the first half of 2014, we expedited the restructuring and reform of our marketing business. We established Sinopec Marketing Company Ltd. and completed the auditing and evaluation of its assets, laid the foundation for marketing business reform. We established Sinopec Easy Joy Sales Co., Ltd. as another big step towards the specialised development of our non-fuel business. In light of sufficient market supply and fierce competition, we focused on resource allocation and optimised our marketing strategies to concentrate on premium products. We focused on customer base and retail market, raising comprehensive services of Sinopec retail stations and maximised the scale of our retail business. With our refueling card online-store and self-service apps and device put into operation, we improved the customer experience to provide one-stop customer service. In the first half of 2014, the total sales volume of oil products grew by 0.2% to 88.26 million tonnes, of which domestic sales were 81.04 million tonnes, up 0.4% from the previous year. Retail volume increased by 1.9% to 56.55 million tonnes. Sales from our non-fuel business reached RMB 7.19 billion, an increase of 10% from the same period in 2013.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2014	2013	(%)

Total sales volume of oil products (million tonnes)	88.26	88.05	0.2
Total domestic sales volume of oil products (million tonnes)	81.04	80.75	0.4
Retail (million tonnes)	56.55	55.52	1.9
Direct sales and Wholesale (million tonnes)	24.49	25.23	(2.9)
Annualised average throughput per station (tonne/station)	3,712	3,620	2.5

	As of30 June	As of31 December	Change from the endof last year
	2014	2013	(%)

Total number of Sinopec-branded service stations	30,467	30,536	(0.23)
Company-operated	30,454	30,523	(0.23)

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(4)	Chemicals

In the first half of 2014, facing oversupply in the market, high and volatile feedstock costs and continued drop in chemical prices, we adjusted our feedstock and product mix and facilities configuration, processing more low-cost light feedstock into high-value-added products and strengthening research, development, production and marketing of new products; we optimised the facilities utilisation rate, integrated production with marketing and research, and shut down of non profitable units. We strengthened our supply-chain management to ensure stable production and sales. In the first half of 2014, ethylene production reached 5.084 million tonnes, up 5.0% from the same period in the previous year, and chemical sales volume was 29.2 million tonnes, up 4.1%.

Major Chemical Products: Summary of Operations	Unit of production: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2014	2013	(%)

Ethylene	5,084	4,841	5.0
Synthetic resin	6,965	6,730	3.5
Synthetic fiber monomer and polymer	4,105	4,539	(9.6)
Synthetic fiber	646	699	(7.6)
Synthetic rubber	483	457	5.7

Note:	Includes 100% of production of joint ventures.

5.1.2	Health, Safety and the Environment and Low-Carbon Growth

We improved and strictly implemented our Safe Production Accountability System, implemented the OSHA standard, and initiated safety inspections throughout the Company to identify potential risks and emergency response team building. As a result, we maintained safe production in general.

The Company increased its efforts in environmental protection, energy conservation, emission reduction and green and low-carbon growth, and we initiated energy performance contracting and an energy management system. Our Clean Water and Blue Sky campaign is well underway, and proposed a program of Double the Energy Efficiency. In the first half of 2014, our COD in discharged wastewater fell by 3.84%, and SO2 emission fell by 4.73%, comprehensive energy intensity slightly increased by 1.83%.

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5.1.3	Capital Expenditures

Focusing on investment quality and returns, we made progress in a number of key projects. Total capital expenditure in the first half of 2014 was RMB 39.186 billion. Exploration and Production Segment recorded an expenditure of RMB 20.743 billion, mainly for oil and gas production capacity building, including Shengli oil field, Tahe oil field, Yuanba and Daniudi gas fields; Fuling shale gas field, and the South Yanchuan Coal-bed-methane project; Shandong and Guangxi LNG projects and natural gas pipeline projects, and overseas upstream projects etc. Refining Segment had capital expenditure of RMB 6.592 billion, mainly for completion of revamping projects in Shijiazhuang, Yangzi, Tahe and Jiujiang refinery and for quality upgrading of oil products. Chemicals Segment had expenditures of RMB 4.67 billion, mainly for acquisition of equity interests in Ningdong coal chemical project, investment in ZhongAn coal-chemical project, as well as product mix adjustment and basic chemical projects including Qilu acrylonitrile and Maoming polypropylene projects. Marketing and Distribution Segment had expenditures of RMB 5.83 billion, mainly for building and revamping service stations and for construction of oil product pipelines and depots. We added 261 new service stations in the first half of 2014. Corporate and Others had expenditures of RMB 1.351 billion, mainly for R&D facilities and IT projects.

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5.2	Management’s Discussion and Analysis

Parts of the following concerned financial data, unless otherwise stated, were abstracted from the company’s audited interim financial statements that have been prepared according to the International Financial Reporting Standards (“IFRS”).

In the first half of 2014, China’s economy maintained its moderate growth while the growth rate of domestic demand for oil products slowed, with petrochemical product prices declining in the face of severe market competition. The Company’s turnover and other operating revenues were RMB 1,356.2 billion, representing a decline of 4.2% from the same period last year, and operating profit was RMB 52.3 billion, representing a year-on-year increase of 11.8%, mainly contributed by refining and marketing businesses.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Six-month periods ended 30 June
	2014	2013	Change
	RMB million	RMB million	(%)

Turnover and other operating revenues	1,356,172	1,415,244	(4.2)
Turnover	1,338,164	1,395,934	(4.1)
Other operating revenues	18,008	19,310	(6.7)
Operating expenses	(1,303,904)	(1,368,503)	(4.7)
Purchased crude oil, products, and operating supplies and expenses	(1,099,789)	(1,170,856)	(6.1)
Selling, general and administrative expenses	(33,735)	(31,991)	5.5
Depreciation, depletion and amortisation	(43,233)	(38,969)	10.9
Exploration expenses (including dry holes)	(5,552)	(7,644)	(27.4)
Personnel expenses	(26,754)	(24,843)	7.7
Taxes other than income tax	(93,767)	(94,451)	(0.7)
Other operating (expense)/income (net)	(1,074)	251	—
Operating profit	52,268	46,741	11.8
Net finance costs	(8,761)	(2,531)	246.1
Investment income and share of profit from associates and joint ventures	2,252	924	143.7
Profit before taxation	45,759	45,134	1.4
Tax expense	(11,908)	(12,727)	(6.4)
Profit for the period	33,851	32,407	4.5
Attributable to:
Owners of the Company	32,543	30,281	7.5
Non-controlling interests	1,308	2,126	(38.5)

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5.2.1	Turnover and other operating revenues

In the first half of 2014, the Company’s turnover was RMB 1,338.2 billion, representing a decrease of 4.1% over the first half of 2013.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2014 as compared with the first half of 2013.

	Sales Volume (1,000 tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2014	2013	(%)	2014	2013	(%)

Crude oil	4,450	3,384	31.5	4,195	4,333	(3.2)
Domestic	4,366	3,384	29.0	4,185	4,333	(3.4)
Oversea	84	—	—	4,691	—	—
Natural gas (million cubic meters)	8,288	7,645	8.4	1,515	1,289	17.5
Gasoline	31,583	29,188	8.2	8,583	8,450	1.6
Diesel	46,956	48,698	(3.6)	6,979	7,031	(0.7)
Kerosene	9,787	9,707	0.8	6,012	6,195	(3.0)
Basic chemical feedstock	13,083	12,261	6.7	6,418	6,981	(8.1)
Synthetic fibre monomer and polymer	3,249	3,368	(3.5)	7,355	8,359	(12.0)
Synthetic resin	5,501	5,106	7.7	9,854	9,319	5.7
Synthetic fibre	709	730	(2.9)	9,508	10,592	(10.2)
Synthetic rubber	615	642	(4.2)	10,485	13,626	(23.1)
Chemical fertiliser	334	514	(35.0)	1,652	1,826	(9.5)

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2014, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 34.7 billion, increasing by 24.1% year on year, accounting for 2.6% of the Company’s turnover and other operating revenues. The change was mainly due to both the growth of sales volume of crude oil and gas, and the increased natural gas prices compared with the same period in 2013.

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Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 809.4 billion, representing a decrease of 1.3% over the same period of 2013 and accounting for 59.7% of the Company’s turnover and other operating revenues. This was mainly due to the decreased sales volume and price of diesel, fuel oil and other refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 657.6 billion, representing an increase of 1.3% over the same period in 2013, accounting for 81.2% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 151.8 billion, representing a decline of 11.2% compared with the first half of 2013, accounting for 18.8% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 177.2 billion, representing a decrease of 1.7% over the same period of 2013, accounting for 13.1% of its turnover and other operating revenues. This was mainly due to the decreased sales volume and price of chemical products except synthetic resin.

5.2.2	Operating expenses

In the first half of 2014, the Company’s operating expenses were RMB 1,303.9 billion, representing a decrease of 4.7% over the first half of 2013. The operating expenses mainly consist of the following:

Purchased crude oil, products, and operating supplies and expenses were RMB 1,099.8 billion in the first half of 2014, representing a decrease of 6.1% over the same period of 2013, accounting for 84.3% of the total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 424.9 billion as compared with RMB 436.6 billion during the same period of last year, representing a decrease of 2.7%. Total processed volume of crude oil purchased externally in the first half of 2014 was 86.72 million tonnes (excluding the volume processed for third parties), decreased by 1.5% over the first half of 2013. The average unit processing cost of crude oil purchased externally was RMB 4,899 per tonne, decreased by 1.3% over the first half of 2013.

‧
Other purchasing expenses were RMB 674.9 billion as compared with RMB 734.2 billion during the same period of last year, down by 8.1% year on year, mainly due to the slowdown of market demand growth and the reduction in the Company’s crude oil and oil products trading volume.

Selling, general and administrative expenses of the Company totaled RMB 33.7 billion, representing an increase of 5.5% over the first half of 2014. This was mainly due to an increase in agency fees and labor costs.

Depreciation, depletion and amortisation expenses of the Company were RMB 43.2 billion, representing an increase of 10.9% compared with the first half of 2013. This was mainly due to the increase of continuous investments in fixed assets.

Exploration expenses in the first half of 2014 were RMB 5.6 billion, representing a decrease of 27.4% compared with the same period in 2013. This was mainly because the Company has optimised its exploration investment plan.

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Personnel expenses were RMB 26.8 billion, representing an increase by 7.7 % compared with the corresponding period in 2013. This was mainly due to the increase of payroll cost in the labor market and payment to social securities fund.

Taxes other than income tax totaled RMB 93.8 billion, representing a decrease of 0.7% compared with the first half of 2013. It was mainly due to the decreases of special income levy and the consumption tax as a result of lower crude oil price realisation and self-produced diesel sales volume decline.

5.2.3	Operating profit

In the first half of 2014, the Company’s operating profit was RMB 52.3 billion, representing an increase of 11.8% over the same period in 2013.

5.2.4	Net finance costs

In the first half of 2014, the Company’s net finance costs were RMB 8.8 billion, representing a year-on-year increase of 246.1%, among which, losses from fair market value changes of convertible bonds issued by the Company were RMB 2.2 billion as compared with a gain of RMB 0.8 billion over the same period of last year; losses from foreign exchanges were RMB 1.3 billion as compared with a gain of RMB 1.3 billion over the same period of last year, mainly due to the rapid depreciation Renminbi against US dollar in the first quarter of this year; and interest expenses were RMB 5.3 billion, up RMB 0.7 billion from the same period last year.

5.2.5	Profit before taxation

In the first half of 2014, the Company’s profit before taxation amounted to RMB 45.8 billion, representing an increase of 1.4% compared with the same period of 2013.

5.2.6	Tax expense

In the first half of 2014, income tax expense of the Company totaled RMB 11.9 billion, down by 6.4% from the same period last year, mainly due to a decline in profits from the Angola project over the same period of 2013.

5.2.7	Profit attributable to non-controlling interests of the Company

In the first half of 2014, profit attributable to non-controlling shareholders was RMB 1.3 billion, a decline of 38.5% over the same period of 2013, mainly due to the decreased profit from certain consolidated subsidiaries.

5.2.8	Profit attributable to Owners of the Company

In the first half of 2014, profit attributable to equity shareholders of the Company was RMB 32.5 billion, representing an increase of 7.5 % over the same period of 2013.

15

5.2.9	Assets, liabilities, equity and cash flows

(1)	Assets, liabilities and equity

	At 30 June	At31 December	Amount of
	2014	2013	changes
	RMB million	RMB million	RMB million

Total assets	1,429,543	1,382,916	46,627
Current assets	420,728	373,010	47,718
Non-current assets	1,008,815	1,009,906	(1,091)
Total liabilities	788,000	761,290	26,710
Current liabilities	604,951	571,822	33,129
Non-current liabilities	183,049	189,468	(6,419)
Total equity attributable to equity shareholders of the company	586,110	568,803	17,307
Share capital	116,795	116,565	230
Reserves	469,315	452,238	17,077
Non-controlling Interests	55,433	52,823	2,610
Total equity	641,543	621,626	19,917

As at 30 June 2014, the Company’s total assets were RMB 1,429.5 billion, representing an increase of RMB 46.6 billion compared with that at the end of 2013, of which:

‧
Current assets increased by RMB 47.7 billion from the end of 2013 to RMB 420.7 billion, mainly attributable to the increase in the accounts receivable of RMB 28.2 billion and inventories of RMB 22.4 billion compared with that at the end of 2013.

‧	Non-current assets were RMB 1,008.8 billion, a decrease of RMB 1.1 billion over the end of 2013.

On 30 June 2014 total liabilities of the Company were RMB 788 billion, an increase by RMB 26.7 billion from the end of 2013, of which:

‧	Current liabilities increased by RMB 33.1 billion from the end of 2013 to RMB 605 billion, mainly attributable to an increase in short-term loans to cover matured debt and working capital.

‧	Non-current liabilities decreased by RMB 6.4 billion from the end of 2013 to RMB 183 billion, mainly due to a decrease of RMB 9.4 billion in debentures payable.

As at 30 June 2014, total equity attributable to equity shareholders of the Company was RMB 586.1 billion, representing an increase of RMB 17.3 billion compared with that at the end of 2013, mainly due to an increase in net profit in the first half of 2014.

16

(2)	Cash Flow

The following table sets forth the major items on the consolidated cash flow statements for the first half of 2014 and 2013.

Units: RMB million

	Six-month periods ended 30 June		Amount of
	2014	2013	Changes
Major items of cash flows	RMB million	RMB million	RMB million

Net cash generated from operating activities	58,214	32,903	25,311
Net cash used in investing activities	(62,653)	(67,022)	4,369
Net cash generated from financing activities	2,531	34,654	(32,123)
Net (decrease)/increase in cash and cash equivalents	(1,908)	535	(2,443)

In the first half of 2014, net cash generated from operating activities was RMB 58.2 billion, representing an increase of RMB 25.3 billion in cash inflow over the first half of 2013. This was mainly attributable to an increase in EBITDA and a decrease in working capital taken-up over the same period of 2013.

In the first half of 2014, net cash used in investing activities was RMB 62.7 billion, representing a decrease of RMB 4.4 billion in cash outflow compared with the same period last year, mainly due to the company’s strict control over payments for investment.

In the first half of 2014, net cash generated from financing activities was RMB 2.5 billion, representing a decrease of RMB 32.1 billion in cash inflow from the same period last, mainly attributable to an increase in net cash generated from operating activities, a decrease in investment expenditure and a significant decline in financing demand.

As of 30 June 2014, the Company’s cash and cash equivalents were RMB 13.2 billion, a decrease of RMB 1.9 billion from as of 31 December 2013.

17

5.3	Results of the principal operations by segments

Segment	Operating income(RMB million)	Operating cost (RMB million)	Gross profit Margin* (%)	Change in operation income on a year-on-year	Change in operating cost on a year-on-year basis (%)	Change in gross profit margin on a year-on-year basis (%)

Exploration and Production	113,827	53,393	37.6	(2.9)	3.1	(2.9)
Refining	651,969	558,668	2.9	1.2	(0.2)	1.5
Marketing and Distribution	726,927	681,514	6.1	(0.8)	(1.5)	0.6
Chemicals	213,392	207,750	2.4	0.9	2.1	(1.2)
Corporate and Others	645,690	642,042	0.6	(5.3)	(5.5)	0.2
Elimination of inter-segment sales	(995,633)	(995,318)	N/A	N/A	N/A	N/A
Total	1,356,172	1,148,049	8.4	(4.2)	(5.4)	0.8

Note:	Gross profit margin = (Income from principal operations – Cost of principal operations, tax and surcharges)/Income from principal operations

5.4
On 14 February 2013, to supplement the Company’s working capital, Sinopec issued a total of 2,845,234,000 new H shares of RMB1 per share to more than six but not exceeding 10 placees independent of the Company. The placing price was HK$8.45/share (the closing price was HK$9.34/share on the price determination date). The net proceeds were equivalent to approximately US$3.091 billion and were all used for supplementing the general working capital of the Company in accordance with the resolution of the Board, of which US$1.610 billion were used for purchasing crude oil, and US$1.481 billion were used for repaying bank loans. The aforesaid proceeds have been utilized in the first half of 2013.

18

5.5	Business Prospects

In the second half of the year, the global economic recovery is expected be slow. China’s economy will maintain its steady growth. We expect international oil prices to fluctuate continuously at a high level during the second half of 2014. Domestic demand for oil products, especially for gasoline, is expected to grow rapidly and demand for chemicals to grow slightly.

We will focus on efficiency and profitability based on market dynamics and on safety and reliable operations. To achieve full-year production and operation target, we will undertake initiatives in the following key areas:

In exploration and production, we will promote efficient and effective exploration in frontier areas, secure acreage for commercial development, continuously advance overseas oil development, and step up capacity building in Yuanba, Daniudi, middle-shallow layer of west Sichuan and Fuling shale gas projects.

In refining, we will optimise procurement and allocation of crude oil to further reduce costs. We will continue to readjust the products mix and raise the output of high-value-added products. We will continue to upgrade oil product quality of GB IV highway diesel and GB V gasoline, and we will strengthen the marketing of LPG, asphalt and petroleum wax.

In marketing and distribution, we will push forward the reform and restructuring of marketing business. We will optimise resources allocation, elaborately organise operation, take full advantage of our brand and existing network to expand retail volume. We will promote market-oriented development of non-fuel and other emerging businesses, and enhance the value-creation capability of our sales network.

In chemicals, we will take the advantage of integration production, and further adjust our feedstock to reduce cost, modify our product mix and unit structure through better integration of production, marketing and research to produce more marketable products. We will also strengthen the business operation and marketing optimisation to further enhance marketing ability.

6	Dividend

6.1	Dividend distribution for the year ended 31 December 2013

Upon its approval at the annual general meeting of the Sinopec Corp. for the year 2013, Sinopec Corp. distributed the final dividend of RMB 0.15 per share (tax inclusive). The final dividend for 2013 has been distributed to shareholders on 19 June 2014 who were registered as existing shareholders as at 30 May 2014. Combined with of the interim dividend of RMB 0.09 per share (tax inclusive), the total cash dividend for the year 2013 amounted to RMB 0.24 per share (tax inclusive).

19

6.2	Interim dividend distribution plan for the six-month ended 30 June 2014

As approved by the 19th meeting of the Fifth Session of the Board, the interim dividend for the six-month ended 30 June 2014 will be RMB 0.09 per share (tax inclusive) based on the total number of shares as of 23 September 2014 (the Record Date).

The Sinopec Corp’s 2014 interim profit distribution proposal is in compliance with the articles of association of Sinopec Corp, and relevant procedures. The independent non-executive directors have issued independent opinions on it.

For the holders of the A share of Sinopec Corp., the interim dividend will be distributed on the ex-dividend date. For the holders of H shares of Sinopec Corp, the interim dividend will be distributed on or before Tuesday, 30 September 2014 to the shareholders whose names appear on the H shareholder register of Sinopec Corp. on Tuesday, 23 September 2014. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on Tuesday, 16 September 2014. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 17 September 2014, to Tuesday, 23 September 2014 (both dates inclusive).

The dividend will be denominated and declared in Renminbi (RMB), and distributed to domestic shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of dividends, being Friday, 22 August 2014.

7.	Shareholdings of Major Subsidiaries

The Subsidiaries whose individual subsidiaries’ net profit or investment income accounts for more than 10% of the Company’s net profit:

		Net profit/ Investment Income	Percentage of shares held
Company Name	Principal Business	(RMB million)	(%)

Sinopec Marketing Company Ltd.	Sales of refined oil products	10,414	100

20

8	Financial statements

8.1	Auditors’ opinion

Financial statements	□Unaudited	√Audited
Auditors’ opinion	√Standard unqualified opinion	□Not standard opinion

8.2	Financial Statements

8.2.1	Interim financial statements prepared under ASBE

Consolidated and Parent Balance Sheets

			Unit：RMB million
Items	At 30 June 2014		At 31 December 2013
	Consolidated	Parent	Consolidated	Parent
Current assets
Cash at bank and on hand	14,346	1,722	15,101	6,732
Bills receivable	20,456	686	28,771	2,064
Accounts receivable	96,703	30,554	68,466	32,620
Other receivables	21,954	198,061	13,165	52,652
Prepayments	5,691	4,438	4,216	5,237
Inventories	244,275	104,344	221,906	138,882
Other current assets	17,303	15,200	21,385	19,888
Total current assets	420,728	355,005	373,010	258,075
Non-current assets
Long-term equity investments	79,477	175,285	77,078	165,502
Fixed assets	653,235	422,951	669,595	533,297
Construction in progress	160,824	95,771	160,630	123,059
Intangible assets	66,246	8,794	60,263	49,282
Goodwill	6,255	-	6,255	-
Long-term deferred expenses	12,987	1,793	11,961	9,602
Deferred tax assets	5,563	-	4,141	-
Other non-current assets	24,228	4,706	19,983	5,405
Total non-current assets	1,008,815	709,300	1,009,906	886,147
Total assets	1,429,543	1,064,305	1,382,916	1,144,222

21

Items			Unit：RMB million
	At 30 June 2014		At 31 December 2013
	Consolidated	Parent	Consolidated	Parent
Current liabilities
Short-term loans	177,361	75,473	108,121	23,215
Bills payable	3,550	2,102	4,526	2,443
Accounts payable	221,246	106,631	202,724	152,007
Advances from customers	75,879	3,063	81,079	73,909
Employee benefits payable	3,120	1,277	818	489
Taxes payable	33,227	22,625	35,888	29,291
Other payables	68,100	157,560	82,917	132,446
Short-term debentures payable	10,000	10,000	10,000	10,000
Non-current liabilities due within one year	12,468	11,093	45,749	44,379
Total current liabilities	604,951	389,824	571,822	468,179
Non-current liabilities
Long-term loans	45,717	44,670	46,452	44,692
Debentures payable	89,705	68,319	99,138	77,961
Provisions	27,141	23,580	26,080	22,729
Deferred tax liabilities	9,224	1,998	7,977	1,105
Other non-current liabilities	9,684	2,052	8,187	1,982
Total non-current liabilities	181,471	140,619	187,834	148,469
Total liabilities	786,422	530,443	759,656	616,648
Shareholders’ equity
Share capital	116,795	116,795	116,565	116,565
Capital reserve	41,242	49,904	39,413	48,244
Specific reserve	2,620	1,300	1,556	1,226
Surplus reserves	190,337	190,337	190,337	190,337
Retained earnings	238,445	175,526	224,534	171,202
Foreign currency translation differences	(1,835)	-	(2,059)	-
Total equity attributable to shareholders of the Company	587,604	533,862	570,346	527,574
Minority interests	55,517	-	52,914	-
Total shareholders’ equity	643,121	533,862	623,260	527,574
Total liabilities and shareholders' equity	1,429,543	1,064,305	1,382,916	1,144,222

22

Consolidated and Parent Income Statement
Unit：RMB million
		Six-month periods ended 30 June
Items		2014		2013
		Consolidated	Parent	Consolidated	Parent
Operating income		1,356,172	669,993	1,415,244	783,594
Less:	Operating costs	1,148,049	531,774	1,213,550	630,595
	Sales taxes and surcharges	93,767	70,860	94,451	73,967
	Selling and distribution expenses	22,060	9,442	20,811	16,223
	General and administrative expenses	34,439	24,456	33,375	27,434
	Financial expenses	6,539	5,170	3,292	3,962
	Exploration expenses, including dry holes	5,552	5,532	7,644	7,624
	Impairment losses	1,112	(5)	73	(23)
Add:	Gain from changes in fair value	(2,074)	(2,216)	737	778
	Investment income	2,252	4,821	908	5,723
Operating profit		44,832	25,369	43,693	30,313
Add:	Non-operating income	1,371	2,930	1,157	969
Less:	Non-operating expenses	1,601	617	878	771
Profit before taxation		44,602	27,682	43,972	30,511
Less:	Income tax expense	11,908	5,839	12,468	5,585
Net profit		32,694	21,843	31,504	24,926
Attributable to:
	Equity shareholders of the Company	31,430	21,843	29,417	24,926
	Minority interests	1,264	-	2,087	-
Basic earnings per share(RMB)		0.269	N/A	0.254	N/A
Diluted earnings per share(RMB)		0.268	N/A	0.239	N/A
Net profit		32,694	21,843	31,504	24,926
Other comprehensive income
	Cash flow hedges	136	-	82	-
	Available-for-sale financial assets	627	599	890	890
	Share of other comprehensive income of associates / jointly controlled entities	36	35	(241)	(241)
	Foreign currency translation differences	391	-	(388)	-
Total other comprehensive income		1,190	634	343	649
Total comprehensive income		33,884	22,477	31,847	25,575
Attributable to:
	Equity shareholders of the Company	32,452	22,477	29,861	25,575
	Minority interests	1,432	-	1,986	-

23

Consolidated and Parent Cash Flow Statement
Unit：RMB million
	Six-month periods ended 30 June
Items	2014		2013
	Consolidated	Parent	Consolidated	Parent
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,474,655	778,379	1,558,641	896,968
Refund of taxes and levies	581	405	860	618
Other cash received relating to operating activities	15,829	32,036	9,153	11,472
Sub-total of cash inflows	1,491,065	810,820	1,568,654	909,058
Cash paid for goods and services	(1,227,836)	(585,784)	(1,333,780)	(688,908)
Cash paid to and for employees	(25,294)	(10,929)	(23,996)	(18,777)
Payments of taxes and levies	(145,928)	(116,436)	(153,343)	(120,599)
Other cash paid relating to operating activities	(33,793)	(40,163)	(24,632)	(27,731)
Sub-total of cash outflows	(1,432,851)	(753,312)	(1,535,751)	(856,015)
Net cash flow from operating activities	58,214	57,508	32,903	53,043
Cash flows from investing activities:
Cash received from disposal of investments	435	6,211	156	1,503
Cash received from returns on investments	979	3,380	447	5,661
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	494	843	902	1,265
Other cash received relating to investing activities	872	30	2,343	46
Sub-total of cash inflows	2,780	10,464	3,848	8,475
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(59,266)	(40,537)	(62,870)	(46,141)
Cash paid for acquisition of investments	(5,030)	(16,072)	(6,450)	(9,082)
Other cash paid relating to investing activities	(1,137)	-	(1,550)	-
Sub-total of cash outflows	(65, 433)	(56,609)	(70,870)	(55,223)
Net cash flow from investing activities	(62,653)	(46,145)	(67,022)	(46,748)

24

Unit：RMB million

	Six-month periods ended 30 June
Items	2014		2013
	Consolidated	Parent	Consolidated	Parent
Cash flows from financing activities:
Cash received from borrowings	551,031	114,492	550,958	113,471
Cash received from capital contributions	2,441	-	22,259	19,406
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	2,441	-	2,853	-
Sub-total of cash inflows	553,472	114,492	573,217	132,877
Cash repayments of borrowings	(527,717)	(108,404)	(519,985)	(122,790)
Cash paid for dividends, profits distribution or interest	(23,206)	(22,461)	(18,556)	(16,551)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(582)	-	(785)	-
Other cash paid relating to financing activities	(18)	-	(22)	-
Sub-total of cash outflows	(550,941)	(130,865)	(538,563)	(139,341)
Net cash flow from financing activities	2,531	(16,373)	34,654	(6,464)
Effects of changes in foreign exchange rate	82	-	199	-
Net (decrease) / increase in cash and cash equivalents	(1,826)	(5,010)	734	(169)

25

Consolidated Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Translation difference in foreign currency statements RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total share holders’ equity RMB million
Balance at 1 January 2013	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601

Change for the period
1. Net profit	-	-	-	-	29,417	-	29,417	2,087	31,504
2. Other comprehensive income	-	731	-	-	-	(287)	444	(101)	343

Total comprehensive income	-	731	-	-	29,417	(287)	29,861	1,986	31,847

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
-Appropriation for surplus reserves	-	-	-	2,493	(2,493)	-	-	-	-
-Distributions to shareholders	-	-	-	-	(17,933)	-	(17,933)	-	(17,933)
-Bonus issues	17,933	-	-	-	(17,933)	-	-	-	-
4. Capitalisation	8,967	(8,967)	-	-	-	-	-	-	-
5. Rights issue of H shares, (net of issuance cost)	2,845	16,561	-	-	-	-	19,406	-	19,406
6. Acquisition of minority interests	-	(13)	-	-	-	-	(13)	(27)	(40)
7. Contributions by subsidiaries from non-controlling interests	-	618	-	-	-	-	618	2,235	2,853
8. Distribution to non-controlling interests	-	-	-	-	-	-	-	(463)	(463)
Total transactions with owners, recorded directly in shareholders' equity	29,745	8,199	-	2,493	(38,359)	-	2,078	1,745	3,823
9. Net increase in specific reserve for the period	-	-	1,073	-	-	-	1,073	33	1,106

Balance at 30 June 2013	116,565	39,504	4,623	187,096	200,504	(1,906)	546,386	40,991	587,377

26

Consolidated Statement of Changes in Equity (continued)

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Translation difference in foreign currency statements RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total share holders’ equity RMB million
Balance at 1 January 2014	116,565	39,413	1,556	190,337	224,534	(2,059)	570,346	52,914	623,260

Change for the period
1. Net profit	-	-	-	-	31,430	-	31,430	1,264	32,694
2. Other comprehensive income	-	798	-	-	-	224	1,022	168	1,190

Total comprehensive income	-	798	-	-	31,430	224	32,452	1,432	33,884

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
-Distributions to shareholders	-	-	-	-	(17,519)	-	(17,519)	-	(17,519)
4. Exercise of conversion of the 2011 Convertible bonds	230	1,021	-	-	-	-	1,251	-	1,251
5. Acquisition of minority interests	-	(8)	-	-	-	-	(8)	(10)	(18)
6. Contributions by subsidiaries from non-controlling interests	-	-	-	-	-	-	-	2,456	2,456
7. Distribution to non-controlling interests	-	-	-	-	-	-	-	(1,312)	(1,312)
Total transactions with owners, recorded directly in shareholders' equity	230	1,013	-	-	(17,519)	-	(16,276)	1,134	(15,142)
8. Net increase in specific reserve for the period	-	-	1,064	-	-	-	1,064	37	1,101
9. Other movement	-	18	-	-	-	-	18	-	18

Balance at 30 June 2014	116,795	41,242	2,620	190,337	238,445	(1,835)	587,604	55,517	643,121

27

Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total share holders’ equity RMB million
Balance at 1 January 2013	86,820	39,146	3,017	184,603	158,101	471,687

Change for the period
1. Net profit	-	-	-	-	24,926	24,926
2. Other comprehensive income	-	649	-	-	-	649

Total comprehensive income	-	649	-	-	24,926	25,575

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
-Appropriation for surplus reserves	-	-	-	2,493	(2,493)	-
-Distributions to shareholders	-	-	-	-	(17,933)	(17,933)
-Bonus issues	17,933	-	-	-	(17,933)	-
4. Capitalisation	8,967	(8,967)	-	-	-	-
5. Rights issue of H shares, (net of issuance cost)	2,845	16,561	-	-	-	19,406
Total transactions with owners, recorded directly in shareholders' equity	29,745	7,594	-	2,493	(38,359)	1,473
6. Net increase in specific reserve for the period	-	-	767	-	-	767
7. Other movement	-	476	(13)	-	7,857	8,320

Balance at 30 June 2013	116,565	47,865	3,771	187,096	152,525	507,822

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total share holders’ equity RMB million
Balance at 1 January 2014	116,565	48,244	1,226	190,337	171,202	527,574

Change for the period
1. Net profit	-	-	-	-	21,843	21,843
2. Other comprehensive income	-	634	-	-	-	634

Total comprehensive income	-	634	-	-	21,843	22,477

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
-Distributions to shareholders	-	-	-	-	(17,519)	(17,519)
4. Exercise of conversion of the 2011 Convertible bonds	230	1,021	-	-	-	1,251
Total transactions with owners, recorded directly in shareholders' equity	230	1,021	-	-	(17,519)	(16,268)
5. Net increase in specific reserve for the period	-	-	74	-	-	74
6. Other movement	-	5	-	-	-	5

Balance at 30 June 2014	116,795	49,904	1,300	190,337	175,526	533,862

28

8.2.2	Interim financial statements prepared under International Financial Reporting Standards

Consolidated Income Statement

	Unit：RMB million
	Six-month periods ended 30 June
	2014	2013

Turnover and other operating revenues
Turnover	1,338,164	1,395,934
Other operating revenues	18,008	19,310
	1,356,172	1,415,244
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,099,789)	(1,170,856)
Selling, general and administrative expenses	(33,735)	(31,991)
Depreciation, depletion and amortisation	(43,233)	(38,969)
Exploration expenses, including dry holes	(5,552)	(7,644)
Personnel expenses	(26,754)	(24,843)
Taxes other than income tax	(93,767)	(94,451)
Other operating (expense)/income, net	(1,074)	251
Total operating expenses	(1,303,904)	(1,368,503)
Operating profit	52,268	46,741
Finance costs
Interest expense	(6,140)	(5,201)
Interest income	876	592
Net unrealised (loss)/gain on embedded derivative component of the convertible bonds	(2,222)	761
Foreign currency exchange (losses)/gains, net	(1,275)	1,317
Net finance costs	(8,761)	(2,531)
Investment income	276	50
Share of profits from associates and joint ventures	1,976	874

Profit before taxation	45,759	45,134
Tax expense	(11,908)	(12,727)
Profit for the period	33,851	32,407
Attributable to:
Owners of the Company	32,543	30,281
Non-controlling interests	1,308	2,126
Profit for the period	33,851	32,407
Earnings per share
Basic (RMB)	0.279	0.262
Diluted (RMB)	0.277	0.246

29

Consolidated Statement of Comprehensive Income

	Unit：RMB million
	Six-month periods ended 30 June
	2014	2013

Profit for the period	33,851	32,407
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	136	82
Available-for-sale securities	627	890
Share of other comprehensive income of associates	36	(241)
Foreign currency translation differences	391	(388)
Total items that may be reclassified subsequently to profit or loss	1,190	343

Total comprehensive income	1,190	343

Total comprehensive income for the period	35,041	32,750
Attributable to:
Owners of the Company	33,565	30,725
Non-controlling interests	1,476	2,025
Total comprehensive income for the period	35,041	32,750

30

Consolidated Balance Sheet
                   Unit：RMB million
	2014	2013
	30 June	31 December

Non-current assets
Property, plant and equipment, net	653,235	669,595
Construction in progress	160,824	160,630
Goodwill	6,255	6,255
Interest in associates	29,039	28,444
Interest in joint ventures	48,965	46,874
Investments	4,271	3,730
Deferred tax assets	5,563	4,141
Lease prepayments	47,082	43,270
Long-term prepayments and other assets	53,581	46,967
Total non-current assets	1,008,815	1,009, 906
Current assets
Cash and cash equivalents	13,220	15,046
Time deposits with financial institutions	1,126	55
Trade accounts receivable	96,703	68,466
Bills receivable	20,456	28,771
Inventories	244,275	221,906
Prepaid expenses and other current assets	44,948	38,766
Total current assets	420,728	373,010
Current liabilities
Short-term debts	108,675	109,806
Loans from Sinopec Group Company and fellow subsidiaries	91,154	54,064
Trade accounts payable	221,246	202,724
Bills payable	3,550	4,526
Accrued expenses and other payables	175,219	197,606
Income tax payable	5,107	3,096
Total current liabilities	604,951	571,822
Net current liabilities	(184,223)	(198,812)
Total assets less current liabilities	824,592	811, 094
Non-current liabilities
Long-term debts	97,431	107,234
Loans from Sinopec Group Company and fellow subsidiaries	37,991	38,356
Deferred tax liabilities	9,224	7,977
Provisions	27,141	26,080
Other long-term liabilities	11,262	9,821
Total non-current liabilities	183,049	189, 468
	641,543	621, 626
Equity
Share capital	116,795	116,565
Reserves	469,315	452,238
Total equity attributable to owners of the Company	586,110	568,803
Non-controlling interests	55,433	52,823
Total equity	641,543	621,626

31

8.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS( UNAUDITED)

(1)           Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows：

Items	For six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Net profit under ASBE	32,694	31,504
Adjustments:
Government grants	56	56
Safety production fund	1,101	847
Profit for the period under IFRS*	33,851	32,407

(2)           Effects of major differences between the shareholders’equity under ASBE and the total equity under IFRS are analysed as follows:

Items	2014 30 June	2013 31 December
	RMB million	RMB million
Shareholders’ equity under ASBE	643,121	623,260
Adjustments:
Government grants	(1,578)	(1,634)
Safety production fund	-	-
Total equity under IFRS*	641,543	621,626
*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by PricewaterhouseCoopers.

32

8.3	Changes in accounting polices

□Applicable  √Not applicable

8.4	The Group has no material accounting errors during the reporting period.

8.5	Changes in the scope of consolidation as compared with those for last annual report

□Applicable  √Not applicable

8.6	Notes on the financial statements prepared under IFRS

8.6.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

8.6.2	Tax expense

Tax expense in the consolidated income statement represents:

Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million

Current tax	11,762	11,151
- Provision for the period	581	453
- Adjustment of prior years	(435)	1,123
Deferred taxation	11,908	12,727

33

Reconciliation between actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:
Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million

Profit before taxation	45,759	45,134
Expected PRC income tax expense at a statutory tax rate of 25%	11,440	11,284
Tax effect of non-deductible expenses	262	133
Tax effect of non-taxable income	(785)	(365)
Tax effect of preferential tax rate (i)	(970)	(1,028)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	482	1,276
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(21)	(95)
Tax effect of tax losses not recognised	889	296
Write-down of deferred tax assets	30	773
Adjustment of prior years	581	453
Actual income tax expense	11,908	12,727

Note:
(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

8.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to ordinary owners of the Company of RMB 32,543 million (2013: RMB 30,281 million) and the weighted average number of shares of 116,725,537,824 (2013: 115,639,886,505) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to ordinary owners of the Company of RMB 32,677 million (2013: RMB 29,851 million) and the weighted average number of shares of 117,805,304,491 (2013: 121,321,406,189) calculated as follows:

34

(i)	Profit attributable to ordinary owners of the Company (diluted)

Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million

Profit attributable to ordinary owners of the Company	32,543	30,281
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	133	141
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	1	(571)
Profit attributable to ordinary owners of the Company (diluted)	32,677	29,851

(ii)	Weighted average number of shares (diluted)

Six-month periods ended 30 June
	2014	2013
	Number of shares	Number of shares

Weighted average number of shares at 30 June	116,725,537,824	115,639,886,505
Effect of conversion of the 2007 Convertible Bonds	1,079,766,667	1,439,688,889
Effect of conversion of the 2011 Convertible Bonds	－	4,241,830,795
Weighted average number of shares (diluted) at 30 June	117,805,304,491	121,321,406,189

8.6.4	Dividends

Dividends payable to owners of the Company attributable to the period represent:

Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million
Interim dividends declared after the balance sheet date of RMB 0.09 per share (2013: RMB 0.09 per share)	10,512	10,491

Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 22 August 2014, the directors authorised to declare the interim dividends for the year ending 31 December 2014 of RMB 0.09 (2013: RMB 0.09) per share totalling RMB 10,512 million (2013: RMB 10,491 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

35

Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

Six-month periods ended 30 June

	2014	2013
	RMB	RMB
	million	million

Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.15 per share
(2013: RMB 0.20 per share)	17,519	17,933

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million was approved. All dividends have been paid in the six-month period ended 30 June 2014 (2013: RMB 12,552 million).

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2013 was declared. Cash dividends have been paid on 25 June 2013.

8.6.5	Trade Accounts Receivable and Bills Receivable

	2014	2013
	30 June	31 December
	RMB	RMB
	million	million

Amounts due from third parties	82,938	50,638
Amounts due from Sinopec Group Company and fellow subsidiaries	4,419	9,311
Amounts due from associates and joint ventures	9,902	9,091
	97,259	69,040
Less: Impairment losses for bad and doubtful debts	(556)	(574)
Trade accounts receivable, net	96,703	68,466
Bills receivable	20,456	28,771
	117,159	97,237

36

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	2014	2013
	30 June	31 December
	RMB	RMB
	million	million
Within one year	117,009	97,066
Between one and two years	121	112
Between two and three years	20	46
Over three years	9	13
	117,159	97,237

Impairment losses for bad and doubtful debts are analysed as follows:

	2014	2013
	RMB	RMB
	million	million

Balance at 1 January	574	699
Impairment losses recognised for the period	－	5
Reversal of impairment losses	(10)	(6)
Written off	(8)	(4)
Others	－	1
Balance at 30 June	556	695

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

37

8.6.6	Trade Accounts and Bills Payables

	2014	2013
	30 June	31 December
	RMB	RMB
	million	million

Amounts due to third parties	204,393	192,082
Amounts due to Sinopec Group Company and fellow subsidiaries	12,097	8,114
Amounts due to associates and joint ventures	4,756	2,528
	221,246	202,724

Bills payable	3,550	4,526
Trade accounts and bills payables measured at amortised cost	224,796	207,250

The aging analysis of trade accounts and bills payables are as follows:

	2014	2013
	30 June	31 December
	RMB	RMB
	million	million

Within 1 month	209,420	194,108
After 1 month but within 6 months	9,977	8,548
After 6 months	5,399	4,594
	224,796	207,250

38

8.6.7	Segment Reporting

Information of the Group's reportable segments is as follows:

Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million
Turnover
Exploration and production
External sales	34,744	27,992
Inter-segment sales	73,381	81,651
	108,125	109,643
Refining
External sales	90,486	95,953
Inter-segment sales	559,040	545,502
	649,526	641,455
Marketing and distribution
External sales	718,961	724,184
Inter-segment sales	2,377	3,507
	721,338	727,691
Chemicals
External sales	177,223	180,264
Inter-segment sales	32,541	27,854
	209,764	208,118
Corporate and Others
External sales	316,750	367,541
Inter-segment sales	328,294	313,914
	645,044	681,455
Elimination of inter-segment sales	(995,633)	(972,428)
Turnover	1,338,164	1,395,934
Other operating revenues
Exploration and production	5,702	7,599
Refining	2,443	2,791
Marketing and distribution	5,589	5,061
Chemicals	3,628	3,403
Corporate and Others	646	456
Other operating revenues	18,008	19,310
Turnover and other operating revenues	1,356,172	1,415,244

39

Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million
Result
Operating profit/(loss)
By segment
- Exploration and production	28,263	30,949
- Refining	9,755	213
- Marketing and distribution	18,794	16,852
- Chemicals	(3,968)	(409)
- Corporate and Others	(261)	(1,014)
- Elimination	(315)	150
Total segment operating profit	52,268	46,741
Share of profits from associates and joint ventures
- Exploration and production	1,513	109
- Refining	(66)	(266)
- Marketing and distribution	447	195
- Chemicals	(484)	286
- Corporate and Others	566	550
Aggregate share of profits from
associates and joint ventures	1,976	874

Investment income
- Exploration and production	1	-
- Refining	3	3
- Marketing and distribution	98	33
- Corporate and Others	174	14
Aggregate investment income	276	50
Net finance costs	(8,761)	(2,531)
Profit before taxation	45,759	45,134

40

	2014	2013
	30 June	31 December
	RMB	RMB
	million	million
Assets
Segment assets
- Exploration and production	417,026	406,237
- Refining	323,649	329,236
- Marketing and distribution	281,530	273,872
- Chemicals	145,487	156,373
- Corporate and Others	145,791	107,197
Total segment assets	1,313,483	1,272,915

Interest in associates and joint ventures	78,004	75,318
Investments	4,271	3,730
Deferred tax assets	5,563	4,141
Cash and cash equivalents and time deposits with financial institutions	14,346	15,101
Other unallocated assets	13,876	11,711
Total assets	1,429,543	1,382,916

Liabilities
Segment liabilities
- Exploration and production	76,526	104,233
- Refining	67,706	69,029
- Marketing and distribution	95,389	101,564
- Chemicals	22,008	23,670
- Corporate and Others	163,503	129,816
Total segment liabilities	425,132	428,312

Short-term debts	108,675	109,806
Income tax payable	5,107	3,096
Long-term debts	97,431	107,234
Loans from Sinopec Group Company and fellow subsidiaries	129,145	92,420
Deferred tax liabilities	9,224	7,977
Other unallocated liabilities	13,286	12,445
Total liabilities	788,000	761,290

41

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million

Capital expenditure
Exploration and production	20,743	24,996
Refining	6,592	7,710
Marketing and distribution	5,830	11,612
Chemicals	4,670	5,283
Corporate and Others	1,351	2,374
	39,186	51,975

Depreciation, depletion and amortisation
Exploration and production	23,164	21,186
Refining	7,333	6,661
Marketing and distribution	6,007	5,353
Chemicals	5,970	5,113
Corporate and Others	759	656
	43,233	38,969

Impairment losses on long-lived assets
Refining	8	44
Marketing and distribution	39	-
Chemicals	1,025	-
	1,072	44

42

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

Six-month periods ended 30 June
	2014	2013
	RMB	RMB
	million	million

External sales
Mainland China	1,023,133	1,034,044
Others	333,039	381,200
	1,356,172	1,415,244

	2014	2013
	30 June	31 December
	RMB	RMB
	million	million

Non-current assets
Mainland China	931,221	941,046
Others	56,098	51,181
	987,319	992,227

43

9	Repurchase, Sale and Redemption of Shares

The Company did not repurchase, sell or redeem any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

10	Compliance with the Model Code

As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less exacting than those set out in the Model Code. Upon specific inquiries by Sinopec Corp., all the directors confirmed that they have complied with the required standards of the Model Code as well as those of the Rules and the Code during the reporting period.

11	Compliance with the Corporate Governance Code

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board in accordance with the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board will better serve the operation needs of Sinopec Corp., such as, the duties of the nomination committee set out in the Corporate Governance Code performed by the Board. On 22 August 2014, the Company has reviewed and approved the Policy Concerning Diversity of Board Members aiming to help maintain rational board structure.

Save as disclosed above, during the reporting period, Sinopec Corp. have complied with the code provisions set out in the Corporate Governance Code.

12	Review of the Interim Report and the Interim Results

The Audit Committee of Sinopec Corp. has reviewed and agreed with the 2014 interim report and interim results of Sinopec Corp..

44

13
The 2014 interim report of Sinopec Corp. containing all the information required by paragraphs 37 to 44 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange.

This announcement is published on both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board
Fu Chengyu
Chairman

Beijing, the PRC, 22 August 2014

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

45

Document 2

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Business Review and Prospects
12	Management’s Discussion and Analysis
23	Significant Events
31	Directors, Supervisors and Senior Management
32	Financial Statements
142	Documents for Inspection

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 22 August 2014 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (THE “BOARD”) AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP. MR. FU CHENGYU, CHAIRMAN, MR. CAI XIYOU, MR. CAO YAOFENG AND MR. DAI HOULIANG, DIRECTORS, DID NOT ATTEND THE NINETEENTH MEETING OF THE FIFTH SESSION OF THE BOARD DUE TO OFFICIAL DUTIES. MR. FU CHENGYU AUTHORISED MR. WANG TIANPU, MR. CAI XIYOU AUTHORISED MR. ZHANG JIANHUA, MR. CAO YAOFENG AUTHORISED MR. ZHANG YAOCANG, AND MR. DAI HOULIANG AUTHORISED MR. LI CHUNGUANG, TO VOTE ON THEIR BEHALVES IN RESPECT OF THE RESOLUTIONS PUT FORWARD AT THE MEETING. MR. FU CHENGYU, CHAIRMAN OF THE BOARD, MR. LI CHUNGUANG, DIRECTOR AND PRESIDENT, MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND MR. WANG DEHUA, HEAD OF THE CORPORATE FINANCE DEPARTMENT OF SINOPEC CORP. WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2014 OF SINOPEC CORP. AND ITS SUBSIDIARIES, PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES OF THE PEOPLES REPUBLIC OF CHINA (“PRC”), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS, HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS CERTIFIED PUBLIC ACCOUNTANTS RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertiliser and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec sets ‘fueling beautiful life’ as its corporate mission, puts ‘people, responsibility, integrity, precision, innovation and win-win’ as its corporate core values, pursues a strategy of resources, markets, integration, international operation, differentiation, and low-carbon, and strives to achieve its corporate vision of building a people-oriented world leading energy and chemical company.

DEFINITIONS
In this interim report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
The Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: Our controlling shareholder, China Petrochemical Corporation;
Sinopec CB: the RMB 23 billion corporate bond convertible to A shares of Sinopec Corp. issued in 2011;
CSRC: China Securities Regulatory Commission;
ASBE: China Accounting Standards for Business Enterprises;
IFRS: International Financial Reporting Standards.

CONVERSION CONVENTIONS
For domestic production of crude oil, 1 tonne = 7.1 barrels, for overseas production of crude oil, 1 tonne = 7.21 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

BASIC INFORMATION

LEGAL NAME
中国石油化工股份有限公司

CHINESE ABBREVIATION
中國石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Fu Chengyu

AUTHORISED REPRESENTATIVE
Mr. Li Chunguang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail: ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp.’s information disclosure media and access places in the reporting period.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:	Shanghai Stock Exchange
Stock name: 中国石化
Stock code: 600028

H Shares:	Hong Kong Stock Exchange
Stock code: 0386

ADR:	New York Stock Exchange
Stock code: SNP

London Stock Exchange
Stock code: SNP

REGISTRATION CHANGES DURING THE REPORTING PERIOD
There is no change of Sinopec Corp’s registration during the reporting period.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH ASBE

(1)	Principal accounting data

	Six-month periods ended 30 June		Changes over the same period of the
	2014	2013	preceding year
Items	RMB million	RMB million	(%)
Operating income	1,356,172	1,415,244	(4.2)
Net profit attributable to equity shareholders of the Company	31,430	29,417	6.8
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	31,354	29,196	7.4
Net cash flows from operating activities	58,214	32,903	76.9

	At 30 June 2014	At 31 December 2013	Changes from the end of last year
	RMB million	RMB million	(%)
Total equity attributable to equity shareholders of the Company	587,604	570,346	3.0
Total assets	1,429,543	1,382,916	3.4

(2)	Principal financial indicators

			Changes over the same
	Six-month periods ended 30 June		period of the
	2014	2013	preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.269	0.254	5.9
Diluted earnings per share	0.268	0.239	12.1
Basic earnings per share after deducting extraordinary gain/loss items	0.269	0.252	6.7
Weighted average return on net assets (%)	5.37	5.49	(0.12)
			percentage points
Weighted average return on net assets after deducting extraordinary gain/loss items (%)	5.36	5.45	(0.09) percentage points
Net assets per share attributable to equity shareholders of the Company (fully diluted)	5.031	4.687	7.3

(3)	Extraordinary items and corresponding amounts:

Six-month period ended 30 June 2014 (gain)/loss
Items	RMB million
Loss on disposal of non-current assets	561
Donations	46
Gain on holding and disposal of various investments	(337)
Other extraordinary income and expenses, net	(377)
Subtotal	(107)
Tax effect	27
Total	(80)
Attributable to:
Equity shareholders of the Company	(76)
Minority interests	(4)

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH IFRS

(1)	Principal accounting data

			Changes over the same
	Six-month periods ended 30 June		period of the
	2014	2013	preceding year
Items	RMB million	RMB million	(%)
Operating profit	52,268	46,741	11.8
Net profit attributable to owners of the Company	32,543	30,281	7.5
Net cash generated from operating activities	58,214	32,903	76.9

	As of 30 June 2014	As of 31 December 2013	Changes from the end of last year
	RMB million	RMB million	(%)
Equity attributable to owners of the Company	586,110	568,803	3.0
Total assets	1,429,543	1,382,916	3.4

(2)	Principal financial indicators

			Changes over the same
	Six-month periods ended 30 June		period of the
	2014	2013	preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.279	0.262	6.5
Diluted earnings per share	0.277	0.246	12.6
Net assets per share	5.018	4.664	7.6
Return on capital employed (%)*	4.19	3.88	0.31
			percentage points

*:	Return on capital employed = operating profit X (1 – income tax rate)/capital employed; not annualised.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.	Unit: shares

	Before Change		Increase/Decrease					After Change
		Percentage	New shares	Bonus	Conversion				Percentage
	Number of shares	(%)	issued	issued	from reserve	Others	Sub-total	Number of shares	(%)
RMB ordinary shares	91,051,875,187	78.11	—	—	—	230,228,853*	230,228,853	91,282,104,040	78.16
Foreign shares listed domestically	—	—	—	—	—	—	—	—	—
Foreign shares listed overseas	25,513,438,600	21.89	—	—	—	—	—	25,513,438,600	21.84
Others	—	—	—	—	—	—	—	—	—
Total Shares	116,565,313,787	100	—	—	—	230,228,853	230,228,853	116,795,542,640	100

*:	During the reporting period, part of Sinopec CB had been converted in to A shares of Sinopec Corp, resulting in a total increase of 230,228,853 A shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2014, there were a total of 649,389 shareholders of Sinopec Corp., of which 642,938 were holders of A shares and 6,451 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

(1)	Top ten shareholders	Unit: shares

Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholdings1	Number of shares subject to pledged or lock-ups
China Petrochemical Corporation	A share	73.39	85,720,671,101	57,722,243	0
HKSCC (Nominees) Limited2	H share	21.72	25,369,358,290	(2,822,769)	Unknown
國泰君安證券股份有限公司3	A share	0.29	339,562,035	1,183,700	0
中證證券金融股份有限公司4	A share	0.25	290,856,856	49	0
卡塔爾控股有限責任公司－自有資金	A share	0.08	89,996,185	0	0
南方東英資產管理有限公司－南方富時中國A50ETF	A share	0.07	78,069,572	16,174,464	0
全國社保基金一零六組合	A share	0.07	77,407,334	(8,600,814)	0
中國工商銀行－中銀持續增長股票型證券投資基金	A share	0.05	53,229,285	53,229,285	0
中國工商銀行－上證50交易型開放式指數證券投資基金	A share	0.04	52,447,594	(752,229)	0
全國社保基金一一零組合	A share	0.04	49,204,181	5,199,980	0

Note:
1	As compared with the number of shares as at 31 December 2013.
2
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which are included in the total number of shares held by HKSCC (Nominees) Limited.

3	At the end of the reporting period, 國泰君安證券股份有限公司 holds shares of Sinopec Corp. through self-run security account, security lending special account and refinancing guarantee account.
4	At the end of the reporting period, 中國證券金融股份有限公司 holds shares of Sinopec Corp. through self-run security account.

Statement on the connected relationship or acting-in-concert among the aforementioned shareholders:

Sinopec Corp. is not aware of any connection or acting-in-concert among or between the top ten shareholders.

(2)	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance as at 30 June 2014

Name of shareholders	Status of shareholders	Number of shares with interests held or regarded as being held	As a percentage of total interests (H share) of Sinopec Corp. (%)
JPMorgan Chase & Co.	Beneficial owner	326,271,617(L)	1.28
		135,539,967(S)	0.53
	Investment manager	814,121,897(L)	3.19
	Trustee (other than a bare trustee)	40,300(L)	0.00
	Custodian corporation/Approved lending agent	1,652,201,240(P)	6.47
Blackrock, Inc.	Interests of corporation controlled	1,896,689,730(L)	7.43
	by the substantial shareholder	25,825,600(S)	0.10
Schroders Plc	Investment manager	1,526,664,922(L)	5.98

Note:	(L): Long position, (S): Short position, (P) Lending pool

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder or the de facto controller in the reporting period.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2014, global economic growth slowed down. China’s economy maintained its moderate growth, with GDP up 7.4%. Domestic consumption of oil products (including gasoline, diesel and kerosene) grew by 3.6%, with strong increase in gasoline and kerosene consumption but decline in diesel consumption over the same period in 2013. Domestic consumption of ethylene equivalent grew by 6.5%.

In the first half of 2014, international crude oil price fluctuated at high level. The average spot price of Platts Brent in the period was USD 108.93 per barrel, up 1.3% year on year. The domestic crude oil price followed the international trend, and domestic gasoline and diesel prices were adjusted 9 times with 5 times up and 4 times down. The increase in both imports of low-priced chemicals and newly added domestic production capacity posed great challenges to domestic producers in the first half of the year, with chemical prices dropping continuously, and margins decreasing.

1	PRODUCTION AND OPERATIONS

(1)	Exploration and Production
In the first half of 2014, as a result of initiatives in five key areas in China, we continued to grow in oil and gas exploration and development. In exploration, we made further discoveries in west Sichuan, with a number of discoveries in the west rim of the Zhungar Basin, the Qintong sag of Jiangsu Province and North Erdos. In development, we strengthened our efforts in progressive exploration and reservoir characterisation, implemented a number of projects to build oil and gas production capacity, actively carried out gas production capacity building projects in Yuanba, middle-shallow layer of west Sichuan and Daniudi. We sustained rapid growth in conventional gas production. In unconventional resource development, we maintained our fast-track momentum in construction of shale gas capacity in Fuling of Sichuan Basin. By the end of June, average daily shale gas production hit 3.2 million cubic meters. The Company completed the overseas upstream assets acquisition from China Petrochemical Corporation at the end of 2013, significantly increasing our crude oil production.

In the first half of 2014, our oil and gas production was 237.01 million barrels of oil equivalent, up 8% from the same period in 2013, of which crude oil output was 177.88 million barrels, representing an increase of 7.52% from the same period last year, and natural gas output was 354.8 billion cubic feet, an increase of 9.46%.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2014	2013	(%)
Oil and gas production (mmboe)	237.01	219.46	8.00
Crude oil production (mmbbls)	177.88	165.44	7.52
China	154.15	153.66	0.32
Overseas	23.73	11.78	101.44
Natural gas production (bcf)	354.80	324.14	9.46

(2)	Refining
In the first half of 2014, we adjusted the refinery products mix according to the changes in domestic demand, optimised resource allocation, reduced procurement costs of crude oil, strengthened coordination of production and marketing, increased production and export of gasoline, jet fuel and other high-value-added products. We actively promoted the quality upgrading of our oil products and increased the output of diesel of GB IV standard significantly. We took advantage of specialised marketing of oil products and increased the sales of LPG, asphalt and petroleum wax. In the first half of 2014, we processed 116 million tonnes of crude oil, up by 0.32% compared with the first half of 2013, and increased oil product output by 2.68%, in which gasoline up by 9.63%, kerosene up by 19.74% and light yield up by 0.63 percentage points.

Refining: Summary of Operations

	Six-month period ended 30 June		Changes
	2014	2013	(%)
Refinery throughput (million tonnes)	115.81	115.44	0.32
Gasoline, diesel and kerosene production (million tonnes)	71.62	69.75	2.68
Gasoline (million tonnes)	24.94	22.75	9.63
Diesel (million tonnes)	36.67	38.64	(5.10)
Kerosene (million tonnes)	10.01	8.36	19.74
Light chemical feedstock production (million tonnes)	19.96	18.82	6.06
Light yield (%)	76.83	76.20	0.63
			percentage points
Refining yield (%)	94.63	94.61	0.02
			percentage points

Note: includes 100% of prodctuion of joint ventures.

(3)	Marketing and Distribution
In the first half of 2014, we expedited the restructuring and reform of our marketing business. We established Sinopec Marketing Company Ltd. and completed the auditing and evaluation of its assets, laid the foundation for marketing business reform. We established Sinopec Easy Joy Sales Co., Ltd. as another big step towards the specialised development of our non-fuel business. In light of sufficient market supply and fierce competition, we focused on resource allocation and optimised our marketing strategies to concentrate on premium products. We focused on customer base and retail market, raising comprehensive services of Sinopec retail stations and maximised the scale of our retail business. With our refueling card online-store and self-service apps and device put into operation, we improved the customer experience to provide one-stop customer service. In the first half of 2014, the total sales volume of oil products grew by 0.2% to 88.26 million tonnes, of which domestic sales were 81.04 million tonnes, up 0.4% from the previous year. Retail volume increased by 1.9% to 56.55 million tonnes. Sales from our non-fuel business reached RMB 7.19 billion, an increase of 10% from the same period in 2013.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2014	2013	(%)
Total sales volume of oil products (million tonnes)	88.26	88.05	0.2
Total domestic sales volume of oil products (million tonnes)	81.04	80.75	0.4
Retail (million tonnes)	56.55	55.52	1.9
Direct sales and Wholesale (million tonnes)	24.49	25.23	(2.9)
Annualised average throughput per station (tonne/station)	3,712	3,620	2.5

	As of 30 June	As of 31 December	Change from the end of last year
	2014	2013	(%)
Total number of Sinopec-branded service stations	30,467	30,536	(0.23)
Company-operated	30,454	30,523	(0.23)

(4)	Chemicals
In the first half of 2014, facing oversupply in the market, high and volatile feedstock costs and continued drop in chemical prices, we adjusted our feedstock and product mix and facilities configuration, processing more low-cost light feedstock into high-value-added products and strengthening research, development, production and marketing of new products; we optimised the facilities utilisation rate, integrated production with marketing and research, and shut down of non profitable units. We strengthened our supply-chain management to ensure stable production and sales. In the first half of 2014, ethylene production reached 5.084 million tonnes, up 5.0% from the same period in the previous year, and chemical sales volume was 29.2 million tonnes, up 4.1%.

Major Chemical Products: Summary of OperationsUnit of production: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2014	2013	(%)
Ethylene	5,084	4,841	5.0
Synthetic resin	6,965	6,730	3.5
Synthetic fiber monomer and polymer	4,105	4,539	(9.6)
Synthetic fiber	646	699	(7.6)
Synthetic rubber	483	457	5.7

Note:	Includes 100% of production of joint ventures.

2	HEALTH, SAFETY AND THE ENVIRONMENT AND LOW-CARBON GROWTH
We improved and strictly implemented our Safe Production Accountability System, implemented the OSHA standard, and initiated safety inspections throughout the Company to identify potential risks and emergency response team building. As a result, we maintained safe production in general.

The Company increased its efforts in environmental protection, energy conservation, emission reduction and green and low-carbon growth, and we initiated energy performance contracting and an energy management system. Our Clean Water and Blue Sky campaign is well underway, and proposed a program of Double the Energy Efficiency. In the first half of 2014, our COD in discharged wastewater fell by 3.84%, and SO2 emission fell by 4.73%, comprehensive energy intensity slightly increased by 1.83%.

3	CAPITAL EXPENDITURES
Focusing on investment quality and returns, we made progress in a number of key projects. Total capital expenditure in the first half of 2014 was RMB 39.186 billion. Exploration and Production Segment recorded an expenditure of RMB 20.743 billion, mainly for oil and gas production capacity building, including Shengli oil field, Tahe oil field, Yuanba and Daniudi gas fields; Fuling shale gas field, and the South Yanchuan Coal-bed-methane project; Shandong and Guangxi LNG projects and natural gas pipeline projects, and overseas upstream projects etc. Refining Segment had capital expenditure of RMB 6.592 billion, mainly for completion of revamping projects in Shijiazhuang, Yangzi, Tahe and Jiujiang refinery and for quality upgrading of oil products. Chemicals Segment had expenditures of RMB 4.67 billion, mainly for acquisition of equity interests in Ningdong coal chemical project, investment in ZhongAn coal-chemical project, as well as product mix adjustment and basic chemical projects including Qilu acrylonitrile and Maoming polypropylene projects. Marketing and Distribution Segment had expenditures of RMB 5.83 billion, mainly for building and revamping service stations and for construction of oil product pipelines and depots. We added 261 new service stations in the first half of 2014. Corporate and Others had expenditures of RMB 1.351 billion, mainly for R&D facilities and IT projects.

BUSINESS PROSPECTS
In the second half of the year, the global economic recovery is expected be slow. China’s economy will maintain its steady growth. We expect international oil prices to fluctuate continuously at a high level during the second half of 2014. Domestic demand for oil products, especially for gasoline, is expected to grow rapidly and demand for chemicals to grow slightly.

We will focus on efficiency and profitability based on market dynamics and on safety and reliable operations. To achieve full-year production and operation target, we will undertake initiatives in the following key areas:

In exploration and production, we will promote efficient and effective exploration in frontier areas, secure acreage for commercial development, continuously advance overseas oil development, and step up capacity building in Yuanba, Daniudi, middle-shallow layer of west Sichuan and Fuling shale gas projects.

In refining, we will optimise procurement and allocation of crude oil to further reduce costs. We will continue to readjust the products mix and raise the output of high-value-added products. We will continue to upgrade oil product quality of GB IV highway diesel and GB V gasoline, and we will strengthen the marketing of LPG, asphalt and petroleum wax.

In marketing and distribution, we will push forward the reform and restructuring of marketing business. We will optimise resources allocation, elaborately organise operation, take full advantage of our brand and existing network to expand retail volume. We will promote market-oriented development of non-fuel and other emerging businesses, and enhance the value-creation capability of our sales network.

In chemicals, we will take the advantage of integration production, and further adjust our feedstock to reduce cost, modify our product mix and unit structure through better integration of production, marketing and research to produce more marketable products. We will also strengthen the business operation and marketing optimisation to further enhance marketing ability.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

1	CONSOLIDATED RESULTS OF OPERATIONS
In the first half of 2014, China’s economy maintained its moderate growth while the growth rate of domestic demand for oil products slowed, with petrochemical product prices declining in the face of severe market competition. The Company’s turnover and other operating revenues were RMB 1,356.2 billion, representing a decline of 4.2% from the same period last year, and operating profit was RMB 52.3 billion, representing a year-on-year increase of 11.8%, mainly contributed by refining and marketing businesses.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Six-month periods ended 30 June
	2014	2013	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,356,172	1,415,244	(4.2)
Turnover	1,338,164	1,395,934	(4.1)
Other operating revenues	18,008	19,310	(6.7)
Operating expenses	(1,303,904)	(1,368,503)	(4.7)
Purchased crude oil, products, and operating supplies and expenses	(1,099,789)	(1,170,856)	(6.1)
Selling, general and administrative expenses	(33,735)	(31,991)	5.5
Depreciation, depletion and amortisation	(43,233)	(38,969)	10.9
Exploration expenses (including dry holes)	(5,552)	(7,644)	(27.4)
Personnel expenses	(26,754)	(24,843)	7.7
Taxes other than income tax	(93,767)	(94,451)	(0.7)
Other operating (expense)/income (net)	(1,074)	251	—
Operating profit	52,268	46,741	11.8
Net finance costs	(8,761)	(2,531)	246.1
Investment income and share of profit from associates and joint ventures	2,252	924	143.7
Profit before taxation	45,759	45,134	1.4
Tax expense	(11,908)	(12,727)	(6.4)
Profit for the period	33,851	32,407	4.5
Attributable to:
Owners of the Company	32,543	30,281	7.5
Non-controlling interests	1,308	2,126	(38.5)

(1)	Turnover and other operating revenues
In the first half of 2014, the Company’s turnover was RMB 1,338.2 billion, representing a decrease of 4.1% over the first half of 2013.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2014 as compared with the first half of 2013.

	Sales Volume (1,000 tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2014	2013	(%)	2014	2013	(%)
Crude oil	4,450	3,384	31.5	4,195	4,333	(3.2)
Domestic	4,366	3,384	29.0	4,185	4,333	(3.4)
Oversea	84	—	—	4,691	—	—
Natural gas (million cubic meters)	8,288	7,645	8.4	1,515	1,289	17.5
Gasoline	31,583	29,188	8.2	8,583	8,450	1.6
Diesel	46,956	48,698	(3.6)	6,979	7,031	(0.7)
Kerosene	9,787	9,707	0.8	6,012	6,195	(3.0)
Basic chemical feedstock	13,083	12,261	6.7	6,418	6,981	(8.1)
Synthetic fibre monomer and polymer	3,249	3,368	(3.5)	7,355	8,359	(12.0)
Synthetic resin	5,501	5,106	7.7	9,854	9,319	5.7
Synthetic fibre	709	730	(2.9)	9,508	10,592	(10.2)
Synthetic rubber	615	642	(4.2)	10,485	13,626	(23.1)
Chemical fertiliser	334	514	(35.0)	1,652	1,826	(9.5)

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2014, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 34.7 billion, increasing by 24.1% year on year, accounting for 2.6% of the Company’s turnover and other operating revenues. The change was mainly due to both the growth of sales volume of crude oil and gas, and the increased natural gas prices compared with the same period in 2013.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 809.4 billion, representing a decrease of 1.3% over the same period of 2013 and accounting for 59.7% of the Company’s turnover and other operating revenues. This was mainly due to the decreased sales volume and price of diesel, fuel oil and other refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 657.6 billion, representing an increase of 1.3% over the same period in 2013, accounting for 81.2% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 151.8 billion, representing a decline of 11.2% compared with the first half of 2013, accounting for 18.8% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 177.2 billion, representing a decrease of 1.7% over the same period of 2013, accounting for 13.1% of its turnover and other operating revenues. This was mainly due to the decreased sales volume and price of chemical products except synthetic resin.

(2)	Operating expenses

In the first half of 2014, the Company’s operating expenses were RMB 1,303.9 billion, representing a decrease of 4.7% over the first half of 2013. The operating expenses mainly consist of the following:

Purchased crude oil, products, and operating supplies and expenses were RMB 1,099.8 billion in the first half of 2014, representing a decrease of 6.1% over the same period of 2013, accounting for 84.3% of the total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 424.9 billion as compared with RMB 436.6 billion during the same period of last year, representing a decrease of 2.7%. Total processed volume of crude oil purchased externally in the first half of 2014 was 86.72 million tonnes (excluding the volume processed for third parties), decreased by 1.5% over the first half of 2013. The average unit processing cost of crude oil purchased externally was RMB 4,899 per tonne, decreased by 1.3% over the first half of 2013.

‧
Other purchasing expenses were RMB 674.9 billion as compared with RMB 734.2 billion during the same period of last year, down by 8.1% year on year, mainly due to the slowdown of market demand growth and the reduction in the Company’s crude oil and oil products trading volume.

Selling, general and administrative expenses of the Company totaled RMB 33.7 billion, representing an increase of 5.5% over the first half of 2014. This was mainly due to an increase in agency fees and labor costs.

Depreciation, depletion and amortisation expenses of the Company were RMB 43.2 billion, representing an increase of 10.9% compared with the first half of 2013. This was mainly due to the increase of continuous investments in fixed assets.

Exploration expenses in the first half of 2014 were RMB 5.6 billion, representing a decrease of 27.4% compared with the same period in 2013. This was mainly because the Company has optimised its exploration investment plan.

Personnel expenses were RMB 26.8 billion, representing an increase by 7.7 % compared with the corresponding period in 2013. This was mainly due to the increase of payroll cost in the labor market and payment to social securities fund.

Taxes other than income tax totaled RMB 93.8 billion, representing a decrease of 0.7% compared with the first half of 2013. It was mainly due to the decreases of special income levy and the consumption tax as a result of lower crude oil price realisation and self-produced diesel sales volume decline.

(3)	Operating profit
In the first half of 2014, the Company’s operating profit was RMB 52.3 billion, representing an increase of 11.8% over the same period in 2013.

(4)	Net finance costs

In the first half of 2014, the Company’s net finance costs were RMB 8.8 billion, representing a year-on-year increase of 246.1%, among which, losses from fair market value changes of convertible bonds issued by the Company were RMB 2.2 billion as compared with a gain of RMB 0.8 billion over the same period of last year; losses from foreign exchanges were RMB 1.3 billion as compared with a gain of RMB 1.3 billion over the same period of last year, mainly due to the rapid depreciation Renminbi against US dollar in the first quarter of this year; and interest expenses were RMB 5.3 billion, up RMB 0.7 billion from the same period last year.

(5)	Profit before taxation
In the first half of 2014, the Company’s profit before taxation amounted to RMB 45.8 billion, representing an increase of 1.4% compared with the same period of 2013.

(6)	Tax expense

In the first half of 2014, income tax expense of the Company totaled RMB 11.9 billion, down by 6.4% from the same period last year, mainly due to a decline in profits from the Angola project over the same period of 2013.

(7)	Profit attributable to non-controlling interests of the Company

In the first half of 2014, profit attributable to non-controlling shareholders was RMB 1.3 billion, a decline of 38.5% over the same period of 2013, mainly due to the decreased profit from certain consolidated subsidiaries.

(8)	Profit attributable to Owners of the Company
In the first half of 2014, profit attributable to equity shareholders of the Company was RMB 32.5 billion, representing an increase of 7.5 % over the same period of 2013.

2     DISCUSSION ON RESULTS OF SEGMENT OPERATION
The Company manages its operations by four business segments, namely Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment, as well as Corporate and Others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month periods ended 30 June		Six-month periods ended 30 June		Six-month periods ended 30 June
	2014	2013	2014	2013	2014	2013
	RMB million		(%)		(%)
Exploration and Production Segment
External sales*	40,446	35,591	1.7	1.5	3.0	2.5
Inter-segment sales	73,381	81,651	3.1	3.4
Operating revenues	113,827	117,242	4.8	4.9
Refining Segment
External sales*	92,929	98,744	4.0	4.1	6.9	7.0
Inter-segment sales	559,040	545,502	23.7	22.8
Operating revenues	651,969	644,246	27.7	26.9
Marketing and Distribution Segment
External sales*	724,550	729,245	30.8	30.6	53.4	51.5
Inter-segment sales	2,377	3,507	0.1	0.1
Operating revenues	726,927	732,752	30.9	30.7
Chemicals Segment
External sales*	180,851	183,667	7.7	7.7	13.3	13.0
Inter-segment sales	32,541	27,854	1.4	1.2
Operating revenues	213,392	211,521	9.1	8.9
Corporate and Others
External sales*	317,396	367,997	13.5	15.5	23.4	26.0
Inter-segment sales	328,294	313,914	14.0	13.1
Operating revenues	645,690	681,911	27.5	28.6
Operating revenue before elimination of inter-segment sales	2,351,805	2,387,672	100.0	100.0
Elimination of inter-segment sales	(995,633)	(972,428)
Consolidated operating revenues	1,356,172	1,415,244			100.0	100.0

*:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes between the first half of 2014 and the first half of 2013.

	Six-month periods ended 30 June
	2014	2013	Change
	RMB million	RMB million	(%)
Exploration and Production Segment
Operating revenues	113,827	117,242	(2.9)
Operating expenses	85,564	86,293	(0.8)
Operating profit	28,263	30,949	(8.7)
Refining Segment
Operating revenues	651,969	644,246	1.2
Operating expenses	642,214	644,033	(0.3)
Operating profit	9,755	213	4,479.8
Marketing and Distribution Segment
Operating revenues	726,927	732,752	(0.8)
Operating expenses	708,133	715,900	(1.1)
Operating profit	18,794	16,852	11.5
Chemicals Segment
Operating revenues	213,392	211,521	0.9
Operating expenses	217,360	211,930	2.6
Operating loss	(3,968)	(409)	—
Corporate and others
Operating revenues	645,690	681,911	(5.3)
Operating expenses	645,951	682,925	(5.4)
Operating loss	(261)	(1,014)	—
Elimination of inter-segment profit	(315)	150	—

(1)	Exploration and Production Segment
Most of the crude oil and a small portion of the natural gas produced by Exploration and Production Segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of the crude oil produced by the Company were sold to external customers.

In the first half of 2014, operating revenue of the segment was RMB 113.8 billion, representing a decrease of 2.9% over the first half of 2013. This was mainly attributable to lower crude oil realisation and lower oversea sales volume due to maintenance in Angola project.

In the first half of 2014, the segment sold 21.57 million tonnes of crude oil, representing a decrease of 1.9% over the first half of 2013, it is mainly due to the decline of overseas crude oil sales, resulting from overhaul in Angola project. Natural gas sales volume was 8.83 billion cubic meters, representing an increase of 9.1% over the first half of 2013. Average realised price of crude oil and natural gas were RMB 4,129 per tonne and RMB 1,520 per thousand cubic meters, representing a decrease of 3.1% and an increase of 16.1% respectively over the same period of 2013.

In the first half of 2014, operating expenses of the segment were RMB 85.6 billion, representing a decrease of 0.8% over the first half of 2013. This was mainly due to the following:

‧ The Company optimised its exploration workload and structure. Exploration expenses decreased by RMB 2.1 billion.

‧ Other operating expenses from materials sales etc. decreased by RMB 2 billion.

‧ Depreciation, depletion and amortisation increased by RMB 2 billion.

‧ Externally purchased raw material, utilities and fuels cost increased by RMB 1 billion.

‧ Personnel expenses increased by RMB 0.7 billion on a year-on-year basis.

‧ Special income levy, resource tax and other taxations decreased by RMB 0.4 billion on a year-on-year basis due to lower crude oil realisations.

In the first half of 2014, the oil and gas lifting cost was RMB 790.6 per tonne, representing a year-on-year increase of 7.7%, mainly attributable to the increased cost of raw material, fuel, utilities and labor, as well as the oversea production reduction due to the maintenance of Angola project in the first half of 2014.

Exploration and Production Segment operated fairly smoothly. The segment has realised RMB 28.3 billion of operating profit in the first half of 2014, down by 8.7% on a year-on-year basis, this was mainly attributable to lower realisation caused by exchange rate fluctuation effect and other factors.

(2)	Refining Segment
Business activities of Refining Segment include purchase of crude oil from third parties and Exploration and Production Segment of the Company and processing of crude oil into refined petroleum products, of which gasoline, diesel and kerosene are sold internally to Marketing and Distribution Segment of the Company. Part of the chemical feedstock is sold to the Chemicals Segment of the Company. Other refined petroleum products are sold to both domestic and overseas customers through Refining Segment.

In the first half of 2014, operating revenue of the segment was RMB 652 billion, representing an increase of 1.2% over the same period of 2013. This was mainly attributable to the increased sales volume and prices of refined oil products.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2014 and of 2013.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2014	2013	(%)	2014	2013	(%)
Gasoline	23,401	21,035	11.2	8,048	7,857	2.4
Diesel	33,045	35,805	(7.7)	6,547	6,561	(0.2)
Kerosene	6,036	5,483	10.1	5,967	6,232	(4.3)
Chemical feedstock	19,153	17,936	6.8	5,752	5,783	(0.5)
Other refined petroleum products	23,979	24,798	(3.3)	4,115	4,169	(1.3)

In the first half of 2014, sales revenue of gasoline was RMB 188.3 billion, representing an increase of 14% over the same period of 2013, accounting for 28.9% of the segment’s operating revenue.

In the first half of 2014, sales revenue of diesel was RMB 216.3 billion, representing a decrease of 7.9% over the same period of 2013, accounting for 33.2% of the segment’s operating revenue.

In the first half of 2014, sales revenue of kerosene was RMB 36 billion, representing an increase of 5.4% over the same period of 2013, accounting for 5.5% of the segment’s operating revenue.

In the first half of 2014, sales revenue of chemical feedstock were RMB 110.2 billion, representing an increase 6.2% over the same period of 2013, accounting for 16.9% of the segment’s operating revenue.

In the first half of 2014, sales revenue of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB 98.7 billion, representing a decrease of 4.6% over the same period of 2013, accounting for 15.1% of the segment’s operating revenue.

In the first half of 2014, segment’s operating expenses were RMB 642.2 billion, representing a decrease of 0.3% over the same period of 2013, mainly attributable to the decrease in crude oil prices.

In the first half of 2014, average processing cost of crude oil was RMB 4,871 per tonne, representing a decrease of 0.9% over the same period of 2013. Crude oil processed totaled 110.03 million tonnes (excluding volume processed for third parties), representing an increase of 0.04% over the first half of 2013. In the first half of 2014, total cost of crude oil processed was RMB 535.9 billion, representing a decrease of 0.8% over the same period of 2013, accounting for 83.5% of the segment’s operating expenses, a decrease of 0.5 percentage points over the first half of 2013.

In the first half of 2014, unit refining cash operating cost (defined as operating expenses less processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, divided by the throughput of crude oil and refining feedstock) was RMB 155.4 per tonne, representing an increase of 2.1% compared with that in the first half of 2013, mainly due to the increased cost of externally purchased auxiliary materials, power and fuels related to the upgrading of oil product quality.

In the first half of 2014, the refining margin (defined as sales revenues less crude oil and refining feedstock costs and taxes other than income tax, divided by the throughput of crude oil and refining feedstock) was RMB 300.3 per tonne, representing an increase of RMB 90.8 per tonne over the same period of 2013.

The segment realised an operating profit of RMB 9.8 billion in the first half of 2014, representing an increase of RMB 9.5 billion over the same period of 2013.

(3)	Marketing and Distribution Segment
The business of Marketing and Distribution Segment includes purchasing refined oil products from Refining Segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2014, operating revenue of the segment was RMB 726.9 billion, decreased by 0.8 % over the same period of 2013, mainly attributable to decreased revenues from diesel and fuel oil. Among which, sales revenue of gasoline was RMB 271.3 billion, representing an increase of 9.9% over the same period of 2013; sales revenue of diesel and kerosene was RMB 329.4 billion and RMB 58.8 billion, a decrease by 4.4% and a decrease by 2.8% respectively over the same period of 2013.

The following table sets forth the sales volumes, average realised prices, and respective rate changes of the four product categories in the first half of 2014 and 2013, including detailed information of different sales channels for gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2014	2013	(%)	2014	2013	(%)
Gasoline	31,605	29,206	8.2	8,583	8,450	1.6
Retail	26,020	24,349	6.9	8,823	8,632	2.2
Direct sales and Wholesale	5,585	4,857	15.0	7,465	7,540	(1.0)
Diesel	47,176	49,035	(3.8)	6,982	7,030	(0.7)
Retail	26,682	28,021	(4.8)	7,315	7,297	0.2
Direct sales and Wholesale	20,494	21,014	(2.5)	6,549	6,673	(1.9)
Kerosene	9,787	9,777	0.1	6,012	6,194	(2.9)
Fuel oil	12,554	16,030	(21.7)	4,301	4,407	(2.4)

In the first half of 2014, operating expense of the segment were RMB 708.1 billion, representing a decrease of 1.1% compared with that in the first half of 2013. This was mainly due to decreased purchasing cost of diesel and fuels oil.

In the first half of 2014, the segment’s marketing cash operating cost (defined as operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, divided by the sales volume) was RMB 191.7 per tonne, representing an increase of 5.4% compared with that in the first half of 2013. This was mainly due to an increase in agency fees and cost of labor.

In the first half of 2014, the segment’s operating profit was RMB 18.8 billion, representing an increase of 11.5% over the same period of 2013.

(4)	Chemicals Segment
The business activities of Chemicals Segment include purchasing chemical feedstock from Refining Segment and third parties and producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2014, operating revenue of Chemicals Segment was RMB 213.4 billion, representing an increase of 0.9% over the same period of 2013, mainly due to the Company’s efforts to expand its product sales volume, which increased 6.4% over the same period of 2013.

Sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertiliser) totaled RMB 202.4 billion, representing an increase of 0.4% over the same period of 2013, accounting for 94.9% of the operating revenue of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products in for the first half of 2014 and 2013.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2014	2013	(%)	2014	2013	(%)
Basic organic chemicals	17,291	15,782	9.6	6,391	6,858	(6.8)
Synthetic fibre monomer and polymer	3,255	3,380	(3.7)	7,353	8,352	(12.0)
Synthetic resin	5,506	5,108	7.8	9,849	9,319	5.7
Synthetic fibre	709	730	(2.9)	9,508	10,592	(10.2)
Synthetic rubber	616	644	(4.3)	10,483	13,601	(22.9)
Chemical fertiliser	334	514	(35.0)	1,652	1,827	(9.6)

In the first half of 2014, operating expense of the segment was RMB 217.4 billion, representing an increase of 2.6% over the first half of 2013, mainly attributable to the increased feedstock cost, employee compensation as well as depreciation caused by new equipment put into operation.

In the first half of 2014, the segment suffered an operating loss of RMB 4 billion, mainly due to decline of petrochemical product prices against the backdrop of severe market competition.

(5)	Corporate and Others
The business activities of Corporate and Others mainly consisted of import and export business of the Company’s subsidiaries, research and development activities of the Company, and administrative activities of the headquarters.

In the first half of 2014, operating revenue from Corporate and Others was RMB 645.7 billion, representing a decrease of 5.3% over the first half of 2013, including RMB 644 billion revenue from trading of crude oil, refined oil products and other products, which decreased by 5.5% over the same period last year.

In the first half of 2014, operating expense for Corporate and Others was RMB 646 billion, representing a decrease of 5.4% over the same period of 2013, including RMB 642.6 billion trading expenses for crude oil, refined oil products and other products by the trading subsidiaries of the Company, a decrease of 5.5% over the same period last year.

In the first half of 2014, operating loss amounted to RMB 0.3 billion, among which operating profit realised by the specialised subsidiaries such as trading companies were RMB 1.5 billion, research and headquarters expenses were RMB 1.8 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

(1)	Assets, liabilities and equity

	At 30 June 2014 RMB million	At 31 December 2013 RMB million	Amount of changes RMB million
Total assets	1,429,543	1,382,916	46,627
Current assets	420,728	373,010	47,718
Non-current assets	1,008,815	1,009,906	(1,091)
Total liabilities	788,000	761,290	26,710
Current liabilities	604,951	571,822	33,129
Non-current liabilities	183,049	189,468	(6,419)
Total equity attributable to equity shareholders of the company	586,110	568,803	17,307
Share capital	116,795	116,565	230
Reserves	469,315	452,238	17,077
Non-controlling Interests	55,433	52,823	2,610
Total equity	641,543	621,626	19,917

As at 30 June 2014, the Company’s total assets were RMB 1,429.5 billion, representing an increase of RMB 46.6 billion compared with that at the end of 2013, of which:

     ‧Current assets increased by RMB 47.7 billion from the end of 2013 to RMB 420.7 billion, mainly attributable to the increase in the accounts receivable of RMB 28.2 billion and inventories of RMB 22.4 billion compared with that at the end of 2013.

     ‧Non-current assets were RMB 1,008.8 billion, a decrease of RMB 1.1 billion over the end of 2013.

On 30 June 2014 total liabilities of the Company were RMB 788 billion, an increase by RMB 26.7 billion from the end of 2013, of which:

     ‧Current liabilities increased by RMB 33.1 billion from the end of 2013 to RMB 605 billion, mainly attributable to an increase in short-term loans to cover matured debt and working capital.

     ‧Non-current liabilities decreased by RMB 6.4 billion from the end of 2013 to RMB 183 billion, mainly due to a decrease of RMB 9.4 billion in debentures payable.

As at 30 June 2014, total equity attributable to equity shareholders of the Company was RMB 586.1 billion, representing an increase of RMB 17.3 billion compared with that at the end of 2013, mainly due to an increase in net profit in the first half of 2014.

   (2)     Cash Flow
The following table sets forth the major items on the consolidated cash flow statements for the first half of 2014 and 2013.

	Six-month periods ended 30 June		Amount of
	2014	2013	Changes
Major items of cash flows	RMB million	RMB million	RMB million
Net cash generated from operating activities	58,214	32,903	25,311
Net cash used in investing activities	(62,653)	(67,022)	4,369
Net cash generated from financing activities	2,531	34,654	(32,123)
Net (decrease)/increase in cash and cash equivalents	(1,908)	535	(2,443)

In the first half of 2014, net cash generated from operating activities was RMB 58.2 billion, representing an increase of RMB 25.3 billion in cash inflow over the first half of 2013. This was mainly attributable to an increase in EBITDA and a decrease in working capital taken-up over the same period of 2013.

In the first half of 2014, net cash used in investing activities was RMB 62.7 billion, representing a decrease of RMB 4.4 billion in cash outflow compared with the same period last year, mainly due to the company’s strict control over payments for investment.

In the first half of 2014, net cash generated from financing activities was RMB 2.5 billion, representing a decrease of RMB 32.1 billion in cash inflow from the same period last, mainly attributable to an increase in net cash generated from operating activities, a decrease in investment expenditure and a significant decline in financing demand.

As of 30 June 2014, the Company’s cash and cash equivalents were RMB 13.2 billion, a decrease of RMB 1.9 billion from as of 31 December 2013.

(3)	Contingent Liabilities
Please refer to “Material Guarantee” in “Significant Events” section of this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in “Business Review and Prospects” section of this report.

4     ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
Major differences between the Company’s financial statements prepared under ASBE and those under IFRS are set out in Section C of the financial statements of the Company in this report.

(1)	Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Operating income
Exploration and Production Segment	113,827	117,242
Refining Segment	651,969	644,246
Marketing and Distribution Segment	726,927	732,752
Chemicals Segment	213,392	211,521
Corporate and Others	645,690	681,911
Elimination of inter-segment sales	(995,633)	(972,428)
Consolidated operating income	1,356,172	1,415,244
Operating profit/(loss)
Exploration and Production Segment	27,735	30,588
Refining Segment	9,241	(299)
Marketing and Distribution Segment	19,149	16,423
Chemicals Segment	(4,284)	(497)
Corporate and Others	(333)	(1,025)
Elimination of inter-segment sales	(315)	150
Financial expenses, gain/(loss) from changes in fair value and investment income	(6,361)	(1,647)
Consolidated operating profit	44,832	43,693
Net profit attributable to equity shareholders of the Company	31,430	29,417

Operating profit: In the first half of 2014, operating profit of the Company was RMB 44.8 billion, representing an increase of 2.6% over the same period of 2013. This growth was mainly attributable to the adjusted oil products pricing mechanism announced at the end of March 2013 as well as premium price for better quality fuels policy, which generated significant improvements in operating profit of the Company’s refining business.

Net profit: In the first half of 2014, net profit attributable to the equity shareholders of the Company rose to RMB 31.4 billion, a 6.8% increase as compared with the first half of 2013.

   (2)  Financial data prepared under ASBE:

	At 30 June	At 31 December	Amount of
	2014	2013	Changes
	RMB million	RMB million	RMB million
Total assets	1,429,543	1,382,916	46,627
Non-current liabilities	181,471	187,834	(6,363)
Shareholders’ equity	643,121	623,260	19,861

Total assets: As of 30 June 2014, the Company’s total assets were 1,429.5 billion, representing an increase of RMB 46.6 billion compared with that at the end of 2013. This growth was mainly attributable to the increase in inventory and accounts receivable, the current assets increasing by RMB 47.7 billion.

Non-current liabilities: As of 30 June 2014, the Company’s non-current liabilities were RMB 181.5 billion, decreased by RMB 6.4 billion from that at the end of 2013, mainly due to a decrease of RMB 9.4 billion in debentures payable.

Equity attributable to equity shareholders of the Company: As of 30 June 2014, equity attributable to equity shareholders of the Company was RMB 643.1 billion, representing an increase of RMB 19.9 billion compared with that at the end of 2013, mainly attributable to a) an increase of RMB 13.9 billion in retained earning, and b) an increase of RMB 2.9 billion in capital reserves and specific reserve.

(3)	Results of the principal operations by segments

Segment	Operating income (RMB million)	Operating cost (RMB million)	Gross profit Margin* (%)	Change in operation income on a year-on-year	Change in operating cost on a year-on-year basis (%)	Change in gross profit margin on a year-on-year basis (%)
Exploration and Production	113,827	53,393	37.6	(2.9)	3.1	(2.9)
Refining	651,969	558,668	2.9	1.2	(0.2)	1.5
Marketing and Distribution	726,927	681,514	6.1	(0.8)	(1.5)	0.6
Chemicals	213,392	207,750	2.4	0.9	2.1	(1.2)
Corporate and Others	645,690	642,042	0.6	(5.3)	(5.5)	0.2
Elimination of inter-segment sales	(995,633)	(995,318)	N/A	N/A	N/A	N/A
Total	1,356,172	1,148,049	8.4	(4.2)	(5.4)	0.8

*  Gross profit margin = (Operating income — Operating cost, tax and surcharges) / Operating income

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp. has complied with the applicable securities laws and regulations in and outside mainland China and further improved its corporate governance. The Company strictly followed the principles of public, fair, impartial and transparency in the restructuring of its Marketing and Distribution business. The Company also organized training of newly appointed members of senior management to support the performance of their duties. The independent non-executive directors strengthened their communication with management and the external auditors and actively participated in the on-site research and evaluation of the subsidiaries. Sinopec Corp. has actively strengthened its internal control system, which has been implemented effectively, it has organised several reverse roadshows and improvements have been achieved continuously in relation to the information disclosure and investor relations. The Company initiates and leads green and low carbon development, and launches Energy Conservation Campaign. Sinopec Corp. continuously acts as Chairman of UNGC China Network and proactively supports its 2014 Caring for Climate China Summit.

As at the date of this report, the Company has established the Policy Concerning Diversity of Board Members aiming to help maintain rational board structure and revised the Insiders’ Registration Rules for the Company aiming to strengthen the management of Insiders.

(2)
During the reporting period, none of Sinopec Corp., its Board, its directors, supervisors, or senior management were investigated by CSRC, or punished or criticised through circulars by CSRC, Hong Kong Securities and Futures Commission or Securities and Exchange Commission of the United State or publicly condemned by Shanghai Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange or London Stock Exchange.

	(3)	Equity interests of directors, supervisors and other senior management

As of 30 June 2014, other than the 13,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. held any shares of Sinopec Corp..

As required by the Hong Kong Stock Exchange, all the directors of Sinopec Corp. have confirmed that they have complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) during the reporting period. Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the designated register as required by the Ordinance, or the Model Code contained in the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange. As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less exacting than those set out in the Model Code. Upon specific inquiries by Sinopec Corp., all the directors confirmed that they have complied with the required standards of the Model Code as well as those of the Rules and the Code.

	(4)	Compliance with the Corporate Governance Code

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board in accordance with the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board will better serve the operation needs of Sinopec Corp., such as, the duties of the nomination committee set out in the Corporate Governance Code performed by the Board. On 22 August 2014, the Company has reviewed and approved the Policy Concerning Diversity of Board Members aiming to help maintain rational board structure.

Save as disclosed above, during the reporting period, Sinopec Corp. have complied with the code provisions set out in the Corporate Governance Code.

	(5)	Review of the Interim Report
The Audit Committee of Sinopec Corp. has reviewed and agreed with the Interim Report.

2	DIVIDEND
	(1)	Dividend distribution for the year ended 31 December 2013

Upon its approval at the annual general meeting of the Sinopec Corp. for the year 2013, Sinopec Corp. distributed the final dividend of RMB 0.15 per share (tax inclusive). The final dividend for 2013 has been distributed to shareholders on 19 June 2014 who were registered as existing shareholders as at 30 May 2014. Combined with of the interim dividend of RMB 0.09 per share (tax inclusive), the total cash dividend for the year 2013 amounted to RMB 0.24 per share (tax inclusive).

	(2)	Interim dividend distribution plan for the six-month ended 30 June 2014

As approved by the 19th meeting of the Fifth Session of the Board, the interim dividend for the six-month ended 30 June 2014 will be RMB 0.09 per share (tax inclusive) based on the total number of shares as of 23 September 2014 (the Record Date).

The Sinopec Corp’s 2014 interim profit distribution proposal is in compliance with the articles of association of Sinopec Corp, and relevant procedures. The independent non-executive directors have issued independent opinions on it.

For the holders of the A share of Sinopec Corp., the interim dividend will be distributed on the ex-dividend date. For the holders of H shares of Sinopec Corp, the interim dividend will be distributed on or before Tuesday, 30 September 2014 to the shareholders whose names appear on the H shareholder register of Sinopec Corp. on Tuesday, 23 September 2014. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on Tuesday, 16 September 2014. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 17 September 2014, to Tuesday, 23 September 2014 (both dates inclusive).

The dividend will be denominated and declared in Renminbi (RMB), and distributed to domestic shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of dividends, being Friday, 22 August 2014.

3		ISSUANCE OF CONVERTIBLE BONDS

The credit ratings of China Petrochemical Corporation, the guarantor of the Sinopec CB by Moody and Standard & Poors were Aa3 and A+ respectively. The domestic long-term credit rating remains as AAA, and there is no material change to its profitability, asset quality as well as credit rating.

In accordance with the IFRS, as of the end of June 2014, Sinopec’s Corp.’s gearing ratio was 55.12%, 7 basis points higher compared with the end of 2013 without significant structural changes. The credit ratings of Sinopec Corp. by Moody and Standard & Poors were Aa3 and A+ respectively in 2014. Domestic long-term credit rating of Sinopec Crop. remained as AAA.

Sinopec Corp. has strong capability of financing and repayment, additionally it has been granted sufficient credit limits by domestic commercial banks. Sinopec Corp. plans to primarily use its own funds to repay the debts due and the accrued interests. In the event of any shortfalls, Sinopec Corp. will seek to finance the repayment of the principal and accrued interests in a timely manner by way of new bank loans or direct financing in the capital markets.

The proceeds of RMB 23 billion convertible bonds have been completely used as of 31 December 2013. During the reporting period, there is no new proceeds or existing proceeds lasting into this reporting period.

	(1)	THE ISSUANCE OF RMB 23 BILLION CONVERTIBLE BONDS

Adjustment of conversion price of Sinopec CB

	Conversion price after adjustment
Effective Date	RMB per share	Reasons for adjustment
20 June 2011	9.60	Cash dividend distribution
19 September 2011	9.50	Cash dividend distribution
27 December 2011	7.28	Downward adjustment
28 May 2012	7.08	Cash dividend distribution
17 September 2012	6.98	Cash dividend distribution
19 June 2013	5.22	Cash dividend distribution, bonus issue of shares and capitalisation of share premium
12 September 2013	5.13	Cash dividend distribution
3 June 2014	4.98	Cash dividend distribution

As of 30 June 2014, 348,102,041 shares had been converted from the Sinopec CB and the outstanding balance of the Sinopec CB is RMB 20,960,849,000. On 28 February 2014, Sinopec Corp. repaid its third annual interest for Sinopec CB.

Top ten holders of Sinopec CB and amount of bonds held

Name of bond holders	Par value of bonds held
(RMB Million)
結算參與人債券回購質押專用賬戶(中國建設銀行)	2,567.225
結算參與人債券回購質押專用賬戶(中國工商銀行)	1,685.630
結算參與人債券回購質押專用賬戶(興業銀行股份有限公司)	1,551.121
結算參與人債券回購質押專用賬戶(中國農業銀行)	1,035.831
MERRILL LYNCH INTERNATIONAL	753.055
UBS AG	576.166
結算參與人債券回購質押專用賬戶(招商銀行股份有限公司)	519.192
國際金融－滙豐－JPMORGAN CHASE BANK, NATIONAL ASS0CIATION	492.565
結算參與人債券回購質押專用賬戶(中國銀行)	427.404
法國巴黎銀行－自有資金	374.945

(2)	The expiration and payment of HKD 11.7 billion H share convertible bonds
                      HKD 11.7 billion H share convertible bonds issued by Sinopec Corp. in 2007 expired on 24 April 2014. Sinopec Corp. has paid in full the principal and the interest accrued.

4	CORPORATE BONDS ISSUED & INTEREST PAYMENTS
On 24 February 2004, Sinopec Corp. issued domestic corporate bonds of RMB 3.5 billion with a term of 10 years. The credit rating of the bonds was AAA with fixed annual interest rate at 4.61%. On 28 September 2004, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, Securities Times, and in Hong Kong, namely South China Morning Post, Hong Kong Economic Times on 24 February 2004 and 28 September 2004 respectively. On 24 February 2014, Sinopec Corp. had paid in full the principal and the interest accrued for the tenth interest payment year.

On 20 February 2008, Sinopec Corp. issued domestic bonds with warrants of RMB 30 billion. The term of bonds is six years with fixed annual interest rate at 0.8%. On 4 March 2008, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times on 18 February 2008. On 20 February 2014, Sinopec Corp. had paid in full the principal and the interest accrued for the sixth interest payment year.

On 21 May 2010, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds which amounted to RMB 11 billion and RMB 9 billion with a fixed annual interest rate of 3.75% and 4.05% respectively. On 9 June 2010, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 19 May 2010. On 21 May 2014, Sinopec Corp. had paid in full the interest accrued for the fourth interest payment year.

On 1 June 2012, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds which amounted to RMB 13 billion and RMB 7 billion with a fixed annual interest rate of 4.26% and 4.90% respectively. On 13 June 2012, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012. On 13 June 2014, Sinopec Corp. had paid in full the interest for the second interest payment year.

On 18 April 2013, Sinopec Capital Limited (2013), a wholly owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities - 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250%; the 5-year notes principal totaled USD1 billion, with an annual interest rate of 1.875%; the 10-year notes principal totaled USD1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually, beginning on 24 October 2013. During the reporting period, Sinopec Corp. has paid in full the current-period interest.

5	THE INCREASED SHAREHOLDINGS OF SINOPEC CORP.’S A SHARE BY CHINA PETROCHEMICAL CORPORATION
On 5 November 2013, Sinopec Corp. was informed by China Petrochemical Corporation that, China Petrochemical Corporation proposed to increase its shareholding in the Company through acquisitions of the Company’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing on 5 November 2013 (the “Increase Period”). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired on 5 November 2013) of the total issued share capital of Sinopec Corp. (the “Shareholding Increase”).Before the Shareholding Increase, China Petrochemical Corporation directly and indirectly held 86,089,416,000 shares of Sinopec Corp., representing approximately 73.855% of the total issued share capital of Sinopec Corp.. On 30 June 2014, China Petrochemical Corporation directly and indirectly held 86,273,821,101 shares of Sinopec Corp., representing approximately 73.867% of the total issued share capital of Sinopec Corp.. During the Increase Period, China Petrochemical Corporation had increased its shareholding in Sinopec Corp. by way of acquiring 184,405,101 A shares, representing approximately 0.158% of the total issued share capital of Sinopec Corp. China Petrochemical Corporation undertakes not to reduce its shareholding in Sinopec Corp. during the Increase Period and the statutory period.

6	RESTRUCTURING OF MARKETING SEGMENT

On 19 February 2014, the fourteenth meeting of the Fifth Session of the Board considered and approved the proposal to start the restructuring of the Sinopec Corp.’s marketing segment. As of 1 April 2014, the ownership, management and control of the assets under the marketing segment of Sinopec Corp. have been transferred to Sinopec Marketing Company Ltd., a wholly-owned subsidiary of Sinopec Corp. On 1 July 2014, Sinopec Corp. disclosed the introduction to Sinopec Marketing Company Ltd. and the work plan for the capital introduction. For further details, please refer to the announcements published in the China Securities Journal, Shanghai Securities News, Securities Times by Sinopec Corp. on 20 February 2014, 26 March 2014, 2 April 2014 and 1 July 2014 respectively.

7	MAJOR PROJECTS
(1) Fuling Shale Gas Project

Based on the significant breakthrough in the Fuling shale gas exploration project, after trial development and appraisal, the Company has set an overall production capacity target of 10 billion cubic meters for Fuling shale gas field, and a planned capacity of 5 billion cubic meters per year for the first phase. In accordance with the guidance of overall deployment and step-by-step development, the first project of the first phase, which is the North Block development, is scheduled for 2014. This project mainly consists of drilling 91 new wells and constructing shale gas gathering and transmission facilities. The new production capacity will be 1.8 billion cubic meters for this year.

(2) Shandong LNG project

The Shandong LNG project mainly includes the construction of one wharf and one terminal designated for LNG with 3 million tpa loading and unloading capacity and auxiliary transportation pipelines for natural gas. It is expected to be completed and operational in 2014.

(3) Guangxi LNG project

The Guangxi LNG project mainly includes the construction of one wharf and one terminal designated for LNG with 3 million tpa loading and unloading capacity and auxiliary transportation pipelines for natural gas. It is expected to be completed and operational in 2015.

(4) Yuanba Gas Field Test Production Project

The project mainly consists of the construction of one purification plant and auxiliary facilities. The natural gas purification capacity of the plant is 1.7 billion cubic meters per annum. It is expected to be completed in 2014.

(5) Guangdong integrated refining and petrochemical project

The project mainly consists of the construction of a 15 million tonnes per year oil refining, 800 thousand tonnes per year ethylene and 300 thousand tonnes terminal etc. It is expected to be completed and operational in 2017.

8	CONNECTED TRANSACTIONS IN THE REPORTING PERIOD

Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements with respect to continuing connected transactions, including the mutual supply agreement, the community services agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property license agreement and safety production insurance fund document.

Under the aforementioned connected transactions agreements, the aggregate amount of connected transactions incurred by the Company during the reporting period was RMB 250.646 billion, of which, expenses amounted to RMB 92.893 billion, (including RMB 83.182 billion for the purchase of goods and services, RMB 3.269 billion for auxiliary and community services, RMB 5.752 billion for operating lease, RMB 690 million of interest expenses). Among the above, purchases from China Petrochemical Corporation amounted to RMB 56.724 billion (including purchase of products and services, i.e. procurement, storage, exploration and production services and production-related services, which amounted to RMB 47.015 billion, representing 3.61% of the Company’s operating expenses for the reporting period). Auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.269 billion, representing 0.25% of the operating expenses of the Company. The housing rental payment incurred by the Company was RMB 237 million, land rental paid was RMB 5.384 billion, and expenses for other lease were RMB 129 million. Interest expenses were RMB 690 million. Revenue amounted to RMB 157.753 billion (including RMB 157.629 billion of sales of products and services, RMB 58 million of interest income, RMB 66 million of agency commission receivable), of which the sales to China Petrochemical Corporation amounted to RMB 43.8 billion, including RMB 43.738 billion of sales of products and services, representing 3.23% of the Company’s operating revenues, RMB 58 million of interest income, and RMB 4 million of agency commission receivable.

The aforementioned connected transactions that occurred during the reporting period were implemented in accordance with the relevant connected transaction agreements.

9	SIGNIFICANT LITIGATION, ARBITRATION OR MATTERS DRAWN MEDIA’S NEGATIVE ATTENTION RELATING TO SINOPEC CORP.
No significant litigation, arbitration or matter drawn media’s negative attention relating to Sinopec Corp. during the reporting period.

10	OTHER SIGNIFICANT CONTRACT
Save as disclosed by Sinopec Corp., there has been no significant contract which was performed during the reporting period.

11	INSOLVENCY AND RESTRUCTURING
Not applicable

12	SIGNIFICANT TRUSTEESHIP, CONTRACTING AND LEASE

During the reporting period, Sinopec Corp. was not involved in any significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease which are subject to disclosure requirements.

13	ENTRUSTED CASH ASSETS MANAGEMENT
Not applicable

14	ENTRUSTMENT LOANS

	Amount	Term		Annual
Loan to	(RMB billion)	Starting date	Due date	interest rate (%)
Ningbo Gaotou Petroleum Development Ltd	0.3	18 April 2012	18 April 2016	6.4
Ningbo Gaotou Petroleum Development Ltd	0.2	25 December 2012	25 December 2017	6.4

15	DEPOSITS AT SINOPEC FINANCE CO., LTD AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT LTD.
In order to regulate connected party transactions between Sinopec Corp. and Sinopec Finance Co. Ltd. (hereinafter referred to as the “Finance Company”, Sinopec’s domestic settlement center) and to ensure the safety and liquidity of the deposits of Sinopec Corp. in the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System onconnected Party Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co. Ltd which covers risk control system and risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company in the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that, in case of emergency where the Finance Company has difficulty in payment, it will increase the capital of the Finance Company in accordance with the actual need for the purpose of solving the difficulty in payment.

In order to regulate connected party transactions between Sinopec Corp. and Sinopec Century Bright Capital Investment Limited (hereinafter referred to as “ Century Bright”, Sinopec Corp.’s  overseas settlement center), Century Bright ensures the security of deposits of Sinopec Corp. in Century Bright, by strengthening internal risk control and obtaining support from China Petrochemical Corporation. China Petrochemical Corporation has developed a number of internal rules, including the Rules for the Internal Control System, Methods for Implementation of Overseas Capital Management Rules, Provisional Methods on Overseas Fund Platform Management, etc., which ensure strict governance for the overseas financial services provided by Century Bright to the Company. Century Bright also established Rules for the Implementation of Internal Control System, which ensures the standardisation and safety of corporate deposit business. At the same time, as the sole shareholder of Century Bright, China Petrochemical Corporation entered in to a keep well agreement with Century Bright in 2013, China Petrochemical Corporation undertakes that when Century Bright has difficulty in payment, it will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

During the reporting period, the deposits of Sinopec Corp. in the Finance Company and Century Bright were strictly complied with the annual caps as approved at the general meeting of shareholders. During daily operations, the deposits of Sinopec Corp. in the finance company and Century Bright can be fully withdrawn for the Company’s use.

16	MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION

Major external guarantees (excluding guarantees for non – wholly owned controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether verdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected parties (yes or no) 1
Sinopec Corp.	The Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	181	10 December 2003	10 December 2003 – 10 December 2017	Joint obligations	No	No	–	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	Wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical Acetyl Co., Ltd	191			Joint obligations	No	No	–	No	No
Sinopec Great Wall Energy and Chemical Co., Ltd.	Wholly-owned subsidiary	Zhong An United Coal Chemical Co., LTD	10	18 April 2014	18 April 2014 – 17 April 2026	Joint obligations	No	No	–	No	No
SSI	Controlled subsidiary	New Bright International Development Ltd.\ Sonangol E.P.	5,528			Joint obligations	No	No	–	Yes	No

Total amount of guarantees provided during the reporting period2	10
Total amount of guarantees outstanding at the end of reporting period2 (A)	3,422
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	0
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	21,535
Total amount of guarantees for the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A＋B)	24,957
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets (%)	4.25
Guarantees provided for shareholders, de facto controller and connected parties (C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,128
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	2,128
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

1:	As defined in the Listing Rules of Shanghai Stock Exchange.

2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Ongoing Major Guarantees

In the Sixth Meeting of the Fifth Session of the Board, the Board approved Sinopec Corp. to provide a guarantee for the overseas issuance of U.S. dollar notes. As at June 2014, the amount of the guarantee was equivalent to RMB 21.535 billion.

17	FUNDS FLOW BETWEEN CONNECTED PARTIES
Unit: RMB million

	Fund to Connected Parties		Fund from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance
China Petrochemical Corporation	2,051	11,917	(7,144)	16,152
Other related parties	332	2,651	(22)	35
Total	2,383	14,568	(7,166)	16,187

18	PERFORMANCE OF THE UNDERTAKINGS
	(1)	By the end of the reporting period, the major undertakings given by China Petrochemical Corporation were as follows:
		i	Compliance with the connected transaction agreements;

		ii	Solving the issues regarding the legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

		iii	Implementation the Re-organisation Agreement;

		iv	Granting licenses for intellectual property rights;

		v	Avoiding competition within the same industry; and

		vi	Abandonment of business competition and conflict of interests with Sinopec Corp.

Details of the above undertakings were included in Sinopec Corp.’s A share prospectus published in China Securities Journal, Shanghai Securities News, and Securities Times on 22 June 2001.

vii
On 27 October 2010, Sinopec Corp. announced that the majority of China Petrochemical Corporation’s refining business had been injected into Sinopec Corp., and that China Petrochemical Corporation had made a commitment to dispose of its minor remaining refining business within five years to eliminate competition with Sinopec Corp.

		viii	On 15 March 2012, Sinopec Corp. announced that China Petrochemical Corporation undertook that:

After the integration of its upstream, midstream and downstream businesses, Sinopec Corp. should become the sole platform in China Petrochemical Corporation which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products.

China Petrochemical Corporation would dispose its minor remaining chemicals business within the next five years in order to avoid competition with Sinopec Corp. with regard to the chemicals business.

On 29 April 2014, Sinopec Corp. announced that, it received an undertaking from China Petrochemical Corporation that, given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a ten-year option to the Sinopec Corp, which includes (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as at the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within ten years after the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its equity interests in these assets to Sinopec Corp.. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid item (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with the applicable laws and regulations, contractual obligations and other procedural requirements.

For further details in relation to the above-mentioned undertaking, please refer to the announcement published in the China Securities Journal, Shanghai Securities News and Securities Times by the Company dated 29 April 2014.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major undertakings by China Petrochemical Corporation.

(2)
As at the end of the reporting period, Sinopec Corp. has no undertakings in respect of profits, asset injections, or asset restructuring which have not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

19	SHARE INCENTIVE SCHEME
During the reporting period, Sinopec Corp. did not implement any share incentive scheme.

20	THE AUDIT FIRM

The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants as Sinopec Corp.’s annual external auditors for the year 2014 and the authorisation to the Board to decide on their remuneration was approved at Sinopec Corp.’s annual general meeting for the year 2013 on 9 May 2014. The Company has accrued audit fee of RMB 24.19 million for the first half of 2014. The interim financial report has been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants. The Chinese certified accountants signing the report are Li Dan and Zhao Juan from PricewaterhouseCoopers Zhong Tian LLP.

21	REPURCHASE, SALE AND REDEMPTION OF SHARES
None of Sinopec Corp. or any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries during the reporting period.

22	INFORMATION ON EQUITIES OF LISTED COMPANIES AND NON-LISTED FINANCIAL ENTERPRISES DIRECTLY HELD BY SINOPEC CORP. AT THE END OF REPORTING PERIOD
         (1) Information on equities of listed companies directly held by Sinopec Corp.

Stock Code	Abbreviation	Number of shares held at the end of period (1,000 shares)	Amount of initial investment (RMB 1,000)	Book value at the end of period (RMB 1,000)	Book value at the beginning of period (RMB 1,000)	Accounting items
00384	China Gas Holdings Ltd.	210,000	136,426.5	2,680,503.84	1,882,234.62	Financial assets available for sale
00564	Xi’an Minsheng Group Co., Ltd.	17.16	25.1	25.1	25.1	Long term equity investment

(2)	Information on equities of non-listed financial enterprises directly held by Sinopec Corp.

Entities	Initial investment (RMB million)	Number of shares held	Proportion in total shares (%)	Book value at the end of period (RMB million)	Gain/loss during the reporting period	Change of shareholders’ interests during the reporting period	Accounting item	Shares origin
Beijing International Trust Co., Ltd.	200	–	14.29	200	–	–	Long term equity investment	Investment
Bank of Zhengzhou Co., Ltd.	10	–	0.25	10	–	–	Long term equity investment	Debt to shares
Total	210	–	–	210	–	–	–

23	OTHER IMPORTANT ITEMS AND THEIR IMPACT AND DESCRIPTION OF THE SOLUTION
          None

24
PROFIT WARNING AND DESCRIPTION FOR THE POSSIBLE NET LOSSES OR SIGNIFICANT DECREASE IN AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD LAST YEAR

          Not applicable

25	CORE COMPETENCY ANALYSIS
          There is no significant change of the Company’s core competency during the reporting period.

26	SHAREHOLDINGS OF MAJOR SUBSIDIARIES
          The Subsidiaries whose individual subsidiaries’ net profit or investment income accounts for more than 10% of the Company’s net profit:

Company Name	Principal Business	Net profit/ Investment Income (RMB million)	Percentage of shares held(%)
Sinopec Marketing Company Ltd.	Sales of refined oil products	10,414	100

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1	INFORMATION ON APPOINTMENT AND TERMINATION OF ENGAGEMENT OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
    On 29 May 2014, Mr. Chang Zhenyong and Mr. Huang Wensheng, were nominated and appointed as vice presidents of Sinopec Corp. by the Board.

    Mr. Jiang Xiaoming, an Independent Non-executive Director of Sinopec Corp., was no longer an independent Non-executive Director of Greenland Hong Kong Holdings Limited since 4 June 2014.

Mr. Andrew Y. Yan, an Independent Non-executive Director of Sinopec Corp., was no longer the Independent Non-executive Director of China Mengniu Dairy Company Limited since 26 March 2014, the Independent Non-executive Director of CPMC Holdings Limited since 17 March 2014, the Independent Director of Beijing BlueFocus brand management consultant Co., Ltd since 27 March 2014, the Independent Non-executive Director of Cogobuy Group since 18 July 2014.

2	CHANGES IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
    During the reporting period, there are no changes in the shareholdings of the directors, supervisors and other senior management of Sinopec Corp..

REPORT OF THE PRC AUDITOR

Independent Auditor’s Report
To the Shareholders of China Petroleum & Chemical Corporation,

We have audited the accompanying interim financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 30 June 2014, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the six-month period then ended, and the notes to the interim financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE INTERIM FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these interim financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these interim financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying interim financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 30 June 2014, and their financial performance and cash flows for the six-month period then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China

22 August 2014

PricewaterhouseCoopers Zhongtian LLP
11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
T: +86 (21) 2323 8888, Fax: +86 (21) 2323 8800, www.pwccn.com

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
as at 30 June 2014

	Note	At 30 June 2014 RMB million	At 31 December 2013 RMB million
Assets
Current assets
Cash at bank and on hand	5	14,346	15,101
Bills receivable	6	20,456	28,771
Accounts receivable	7	96,703	68,466
Other receivables	8	21,954	13,165
Prepayments	9	5,691	4,216
Inventories	10	244,275	221,906
Other current assets		17,303	21,385
Total current assets		420,728	373,010
Non-current assets
Long-term equity investments	11	79,477	77,078
Fixed assets	12	653,235	669,595
Construction in progress	13	160,824	160,630
Intangible assets	14	66,246	60,263
Goodwill	15	6,255	6,255
Long-term deferred expenses	16	12,987	11,961
Deferred tax assets	17	5,563	4,141
Other non-current assets	18	24,228	19,983
Total non-current assets		1,008,815	1,009,906
Total assets		1,429,543	1,382,916
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	177,361	108,121
Bills payable	21	3,550	4,526
Accounts payable	22	221,246	202,724
Advances from customers	23	75,879	81,079
Employee benefits payable	24	3,120	818
Taxes payable	25	33,227	35,888
Other payables	26	68,100	82,917
Short-term debentures payable	29	10,000	10,000
Non-current liabilities due within one year	27	12,468	45,749
Total current liabilities		604,951	571,822
Non-current liabilities
Long-term loans	28	45,717	46,452
Debentures payable	29	89,705	99,138
Provisions	30	27,141	26,080
Deferred tax liabilities	17	9,224	7,977
Other non-current liabilities		9,684	8,187
Total non-current liabilities		181,471	187,834
Total liabilities		786,422	759,656
Shareholders’ equity
Share capital	31	116,795	116,565
Capital reserve	32	41,242	39,413
Specific reserve	33	2,620	1,556
Surplus reserves	34	190,337	190,337
Retained earnings		238,445	224,534
Foreign currency translation differences		(1,835)	(2,059)
Total equity attributable to shareholders of the Company		587,604	570,346
Minority interests		55,517	52,914
Total shareholders’ equity		643,121	623,260
Total liabilities and shareholders’ equity		1,429,543	1,382,916

These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

BALANCE SHEET
as at 30 June 2014

	Note	At 30 June 2014 RMB million	At 31 December 2013 RMB million
Assets
Current assets
Cash at bank and on hand		1,722	6,732
Bills receivable		686	2,064
Accounts receivable	7	30,554	32,620
Other receivables	8	198,061	52,652
Prepayments		4,438	5,237
Inventories		104,344	138,882
Other current assets		15,200	19,888
Total current assets		355,005	258,075
Non-current assets
Long-term equity investments	11	175,285	165,502
Fixed assets	12	422,951	533,297
Construction in progress	13	95,771	123,059
Intangible assets		8,794	49,282
Long-term deferred expenses		1,793	9,602
Other non-current assets		4,706	5,405
Total non-current assets		709,300	886,147
Total assets		1,064,305	1,144,222
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		75,473	23,215
Bills payable		2,102	2,443
Accounts payable		106,631	152,007
Advances from customers		3,063	73,909
Employee benefits payable		1,277	489
Taxes payable		22,625	29,291
Other payables		157,560	132,446
Short-term debentures payable		10,000	10,000
Non-current liabilities due within one year		11,093	44,379
Total current liabilities		389,824	468,179
Non-current liabilities
Long-term loans		44,670	44,692
Debentures payable		68,319	77,961
Provisions		23,580	22,729
Deferred tax liabilities		1,998	1,105
Other non-current liabilities		2,052	1,982
Total non-current liabilities		140,619	148,469
Total liabilities		530,443	616,648
Shareholders’ equity
Share capital		116,795	116,565
Capital reserve		49,904	48,244
Specific reserve		1,300	1,226
Surplus reserves		190,337	190,337
Retained earnings		175,526	171,202
Total shareholders’ equity		533,862	527,574
Total liabilities and shareholders’ equity		1,064,305	1,144,222
These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2014

	Note	Six-month periods ended 30 June
		2014	2013
		RMB million	RMB million
Operating income	35	1,356,172	1,415,244
Less:Operating costs	35	1,148,049	1,213,550
Sales taxes and surcharges	36	93,767	94,451
Selling and distribution expenses		22,060	20,811
General and administrative expenses		34,439	33,375
Financial expenses	37	6,539	3,292
Exploration expenses, including dry holes	38	5,552	7,644
Impairment losses	39	1,112	73
Add:Gain from changes in fair value	40	(2,074)	737
Investment income	41	2,252	908
Operating profit		44,832	43,693
Add:Non-operating income	42	1,371	1,157
Less:Non-operating expenses	43	1,601	878
Profit before taxation		44,602	43,972
Less:Income tax expense	44	11,908	12,468
Net profit		32,694	31,504
Attributable to:
Equity shareholders of the Company		31,430	29,417
Minority interests		1,264	2,087
Basic earnings per share	55	0.269	0.254
Diluted earnings per share	55	0.268	0.239
Net profit		32,694	31,504
Other comprehensive income	45
Cash flow hedges		136	82
Available-for-sale financial assets		627	890
Share of other comprehensive income of associates/jointly controlled entities		36	(241)
Foreign currency translation differences		391	(388)
Total other comprehensive income		1,190	343
Total comprehensive income		33,884	31,847
Attributable to:
Equity shareholders of the Company		32,452	29,861
Minority interests		1,432	1,986

These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2014

	Note	Six-month periods ended 30 June
		2014	2013
		RMB million	RMB million
Operating income	35	669,993	783,594
Less:Operating costs	35	531,774	630,595
Sales taxes and surcharges		70,860	73,967
Selling and distribution expenses		9,442	16,223
General and administrative expenses		24,456	27,434
Financial expenses		5,170	3,962
Exploration expenses, including dry holes		5,532	7,624
Impairment losses		(5)	(23)
Add:Gain from changes in fair value		(2,216)	778
Investment income	41	4,821	5,723
Operating profit		25,369	30,313
Add:Non-operating income		2,930	969
Less:Non-operating expenses		617	771
Profit before taxation		27,682	30,511
Less:Income tax expense		5,839	5,585
Net profit		21,843	24,926
Other comprehensive income
Share of other comprehensive income in associates		35	(241)
Available-for-sale financial assets		599	890
Total other comprehensive income		634	649
Total comprehensive income		22,477	25,575

These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2014

	Note	Six-month periods ended 30 June
		2014	2013
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,474,655	1,558,641
Refund of taxes and levies		581	860
Other cash received relating to operating activities		15,829	9,153
Sub-total of cash inflows		1,491,065	1,568,654
Cash paid for goods and services		(1,227,836)	(1,333,780)
Cash paid to and for employees		(25,294)	(23,996)
Payments of taxes and levies		(145,928)	(153,343)
Other cash paid relating to operating activities		(33,793)	(24,632)
Sub-total of cash outflows		(1,432,851)	(1,535,751)
Net cash flow from operating activities	47(a)	58,214	32,903
Cash flows from investing activities:
Cash received from disposal of investments		435	156
Cash received from returns on investments		979	447
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		494	902
Other cash received relating to investing activities		872	2,343
Sub-total of cash inflows		2,780	3,848
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(59,266)	(62,870)
Cash paid for acquisition of investments		(5,030)	(6,450)
Other cash paid relating to investing activities		(1,137)	(1,550)
Sub-total of cash outflows		(65, 433)	(70,870)
Net cash flow from investing activities		(62,653)	(67,022)
Cash flows from financing activities:
Cash received from borrowings		551,031	550,958
Cash received from capital contributions		2,441	22,259
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		2,441	2,853
Sub-total of cash inflows		553,472	573,217
Cash repayments of borrowings		(527,717)	(519,985)
Cash paid for dividends, profits distribution or interest		(23,206)	(18,556)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(582)	(785)
Other cash paid relating to financing activities		(18)	(22)
Sub-total of cash outflows		(550,941)	(538,563)
Net cash flow from financing activities		2,531	34,654
Effects of changes in foreign exchange rate		82	199
Net (decrease)/increase in cash and cash equivalents	47(b)	(1,826)	734

These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2014

		Six-month periods ended 30 June
	Note	2014	2013
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		778,379	896,968
Refund of taxes and levies		405	618
Other cash received relating to operating activities		32,036	11,472
Sub-total of cash inflows		810,820	909,058
Cash paid for goods and services		(585,784)	(688,908)
Cash paid to and for employees		(10,929)	(18,777)
Payments of taxes and levies		(116,436)	(120,599)
Other cash paid relating to operating activities		(40,163)	(27,731)
Sub-total of cash outflows		(753,312)	(856,015)
Net cash flow from operating activities	47(a)	57,508	53,043
Cash flows from investing activities:
Cash received from disposal of investments		6,211	1,503
Cash received from returns on investments		3,380	5,661
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		843	1,265
Other cash received relating to investing activities		30	46
Sub-total of cash inflows		10,464	8,475
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(40,537)	(46,141)
Cash paid for acquisition of investments		(16,072)	(9,082)
Sub-total of cash outflows		(56,609)	(55,223)
Net cash flow from investing activities		(46,145)	(46,748)
Cash flows from financing activities:
Cash received from borrowings		114,492	113,471
Cash received from capital contributions		—	19,406
Sub-total of cash inflows		114,492	132,877
Cash repayments of borrowings		(108,404)	(122,790)
Cash paid for dividends, profits distribution or interest		(22,461)	(16,551)
Sub-total of cash outflows		(130,865)	(139,341)
Net cash flow from financing activities		(16,373)	(6,464)
Net decrease in cash and cash equivalents	47(b)	(5,010)	(169)

These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2014

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Translation difference in foreign currency statements RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total share holders’ equity RMB million
Balance at 1 January 2013	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601
Change for the period
1.Net profit	—	—	—	—	29,417	—	29,417	2,087	31,504
2.Other comprehensive income (Note 45)	—	731	—	—	—	(287)	444	(101)	343
Total comprehensive income	—	731	—	—	29,417	(287)	29,861	1,986	31,847
Transactions with owners, recorded directly in shareholders’ equity:
3.Appropriations of profits:
– Appropriation for surplus reserves (Note 34)	—	—	—	2,493	(2,493)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,933)	—	(17,933)	—	(17,933)
– Bonus issues (Note 46)	17,933	—	—	—	(17,933)	—	—	—	—
4.Capitalisation (Note 46)	8,967	(8,967)	—	—	—	—	—	—	—
5.Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	—	19,406	—	19,406
6.Acquisition of minority interests	—	(13)	—	—	—	—	(13)	(27)	(40)
7.Contributions by subsidiaries from non- controlling interests	—	618	—	—	—	—	618	2,235	2,853
8.Distribution to non-controlling interests	—	—	—	—	—	—	—	(463)	(463)
Total transactions with owners, recorded directly in shareholders’ equity	29,745	8,199	—	2,493	(38,359)	—	2,078	1,745	3,823
9.Net increase in specific reserve for the period (Note 33)	—	—	1,073	—	—	—	1,073	33	1,106

Balance at 30 June 2013	116,565	39,504	4,623	187,096	200,504	(1,906)	546,386	40,991	587,377
Balance at 1 January 2014	116,565	39,413	1,556	190,337	224,534	(2,059)	570,346	52,914	623,260
Change for the period
1.Net profit	—	—	—	—	31,430	—	31,430	1,264	32,694
2.Other comprehensive income (Note 45)	—	798	—	—	—	224	1,022	168	1,190
Total comprehensive income	—	798	—	—	31,430	224	32,452	1,432	33,884
Transactions with owners, recorded directly in shareholders’ equity:
3.Appropriations of profits:
– Distributions to shareholders (Note 46)	—	—	—	—	(17,519)	—	(17,519)	—	(17,519)
4.Exercise of conversion of the 2011 Convertible bonds (Note 31)	230	1,021	—	—	—	—	1,251	—	1,251
5.Acquisition of minority interests	—	(8)	—	—	—	—	(8)	(10)	(18)
6.Contributions by subsidiaries from non-controlling interests	—	—	—	—	—	—	—	2,456	2,456
7.Distribution to non-controlling interests	—	—	—	—	—	—	—	(1,312)	(1,312)
Total transactions with owners, recorded directly in shareholders’ equity	230	1,013	—	—	(17,519)	—	(16,276)	1,134	(15,142)
8.Net increase in specific reserve for the period (Note 33)	—	—	1,064	—	—	—	1,064	37	1,101
9.Other movement	—	18	—	—	—	—	18	—	18

Balance at 30 June 2014	116,795	41,242	2,620	190,337	238,445	(1,835)	587,604	55,517	643,121

These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2014

	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained earnings	Total share holders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2013	86,820	39,146	3,017	184,603	158,101	471,687
Change for the period
1.Net profit	—	—	—	—	24,926	24,926
2.Other comprehensive income	—	649	—	—	—	649
Total comprehensive income	—	649	—	—	24,926	25,575
Transactions with owners, recorded directly in shareholders’ equity:
3.Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,493	(2,493)	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,933)	(17,933)
– Bonus issues (Note 46)	17,933	—	—	—	(17,933)	—
4.Capitalisation (Note 46)	8,967	(8,967)	—	—	—	—
5.Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	19,406
Total transactions with owners, recorded directly in shareholders’ equity	29,745	7,594	—	2,493	(38,359)	1,473
6.Net increase in specific reserve for the period	—	—	767	—	—	767
7.Other movement (Note 11)	—	476	(13)	—	7,857	8,320

Balance at 30 June 2013	116,565	47,865	3,771	187,096	152,525	507,822
Balance at 1 January 2014	116,565	48,244	1,226	190,337	171,202	527,574
Change for the period
1.Net profit	—	—	—	—	21,843	21,843
2.Other comprehensive income	—	634	—	—	—	634
Total comprehensive income	—	634	—	—	21,843	22,477
Transactions with owners, recorded directly in shareholders’ equity:
3.Appropriations of profits:
– Distributions to shareholders (Note 46)	—	—	—	—	(17,519)	(17,519)
4.Exercise of conversion of the 2011 Convertible bonds	230	1,021	—	—	—	1,251
Total transactions with owners, recorded directly in shareholders’ equity	230	1,021	—	—	(17,519)	(16,268)
5.Net increase in specific reserve for the period	—	—	74	—	—	74
6.Other movement	—	5	—	—	—	5

Balance at 30 June 2014	116,795	49,904	1,300	190,337	175,526	533,862

These financial statements have been approved by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting
(Legal representative)			department

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2014

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1) the exploration, development and production of crude oil and natural gas;

(2) the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3) the production and sale of chemicals.

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

	(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

— Financial assets and liabilities held for trading (see Note 3(11))

— Available-for-sale financial assets (see Note 3(11))

— Convertible bonds (see Note 3(11))

— Derivative financial instruments (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(c)	Method for preparation of consolidated financial statements

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c) Method for preparation of consolidated financial statements (Continued)

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories

Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments

		(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1) (c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

		(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity which operates under joint control in accordance with a contractual agreement between the Group and other ventures. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all ventures. The Group generally consider the following circumstances in determining whether it can exercise joint control over the investee:

— whether any investor alone cannot control the operating activities of the investee;

— whether it requires agreement of all ventures for decisions related to the fundamental operating activities of the investee;

— whether the management of an investor who is appointed by all investors through the contract or agreement to manage the daily operations of the investee must be confined with the agreed-upon financing and operation policies.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally consider the following circumstances in determining whether it can exercise significant influence over the investee:

— whether there is representative appointed to the board of directors or equivalent governing body of the investee;

— whether to participate in the investee’s policy-making process;

— whether there are significant transactions with the investees;

— whether there is management personnel sent to the investee;

— whether to provide critical technical information to the investee.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

		(b)	Investment in jointly controlled entities and associates (Continued)
The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses, if the share of the Group of the investee was not changed, and recognises the corresponding adjustment in equity.

		(c)	Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investment.

		(d)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

At each balance sheet date, other long-term equity investments are assessed for impairment on an individual basis. For other long-term equity investments, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

The investments in other long-term equity investments are stated in the balance sheet at cost less impairment losses.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

	(9)	Goodwill

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

	(10)	Non-current assets held for sale

A non-current asset is accounted for as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may include fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc., but not include financial instruments and deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as an impairment loss.

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			—	Financial asset or financial liability with change in fair value recognised through profit or loss (including financial asset or financial liability held for trading)

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

			—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest rate method.

			—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(a)	Classification, recognition and measurement of financial instruments (Continued)
			—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest rate method is recognised in profit or loss (see Note 3(17) (c)).

			—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

		(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

			—	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

			—	the Group intend to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

		(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, and willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

		(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Hedge accounting (Continued)
			—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

— the cumulative gain or loss on the hedging instrument from inception of the hedge;

— the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

			—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss. The Group had no hedge of a net investment in a foreign operation during this period.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(e)	Convertible bonds
			—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

			—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

		(f)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership of the financial asset, or where the Group neither transfers nor retains substantially all risks and rewards of ownership of the financial asset but the Group gives up the control of a financial asset.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

			—	the carrying amounts; and

			—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

			(a)	significant financial difficulty of the debtor;

			(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

			(c)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

			(d)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

			(e)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

			(f)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

			—	Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis. Objective evidence of impairment for equity instruments classified as available-for-sale includes information about significant but not temporary decline in the fair value of the equity investment instrument below its cost. The Group assesses equity instruments classified as available-for-sale separately at the end of each reporting period, it will be considered as impaired if the fair value of the equity instrument at reporting date is less than its initial investment cost over 50% (including 50%) or the duration of the fair value below its initial investment cost is more than one (including one) year, if the fair value of the equity instrument at reporting date is less than its initial investment cost over 20% (including 20%) but below 50%, other related factors such as price volatility will be taken into consideration to assess if it is impaired.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

		(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, oil and gas properties, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets (Continued)

		(b)	Impairment of other non-financial long-term assets (Continued)

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

	(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Social insurance and housing fund

Pursuant to the relevant laws and regulations of the PRC, employees of the Group participate in the social insurance system established and managed by government organisations. The Group makes social insurance contributions, including contributions to basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and etc., as well as contributions to housing fund, at the applicable benchmarks and rates stipulated by the government for the benefit of its employees. The social insurance and housing fund contributions are recognised as part of the cost of assets or charged to profit or loss on an accrual basis.

		(b)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

			—	the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

			—	the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

	(15)	Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(15)	Income tax (Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		—	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

		—	they relate to income taxes levied by the same tax authority on either:

			—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

	(16)	Provisions

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

			—	the significant risks and rewards of ownership and title have been transferred to buyers; and

			—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

	(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

	(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

	(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a) the holding company of the Company;

(b) the subsidiaries of the Company;

(c) the parties that are subject to common control with the Company;

(d) investors that have joint control or exercise significant influence over the Group;

(e) enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f) jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

(g) associates of the Group, including subsidiaries of the associates;

(h) principle individual investors of the Group and close family members of such individuals;

(i) key management personnel of the Group, and close family members of such individuals;

(j) key management personnel of the Company’s holding company;

(k) close family members of key management personnel of the Company’s holding company; and

(l) an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		—	engage in business activities from which it may earn revenues and incur expenses;

		—	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

		—	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

As at 30 June 2014, the resources tax rate of crude oil and natural gas is 5%.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the crude oil produced in the PRC exceeding USD 55 per barrel.

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2014			At 31 December 2013
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	million		million	million		million
Cash on hand
Renminbi			9			36
Cash at bank
Renminbi			6,989			7,283
US Dollars	121	6.1528	744	46	6.0969	280
Hong Kong Dollars	383	0.7938	304	1,073	0.7862	844
Japanese Yen	160	0.0608	10	155	0.0578	9
Euro	8	8.3946	67	10	8.4189	81
Other			136			28
			8,259			8,561
Deposits at related parities
Renminbi			3,225			3,948
US Dollars	465	6.1528	2,861	425	6.0969	2,591
Euro	—	8.3946	1	—	8.4189	1
Total			14,346			15,101

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2014, time deposits with financial institutions of the Group amounted to RMB 1,126 million (2013: RMB 55 million).

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2014, the Group’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 9,523 million (2013: RMB 5,314 million), all of which are due before 31 December 2014.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	23,453	25,068
Amounts due from Sinopec Group Company and fellow subsidiaries	4,419	9,311	2,017	2,742
Amounts due from associates and jointly controlled entities	9,902	9,091	3,565	2,766
Amounts due from others	82,938	50,638	1,662	2,422
	97,259	69,040	30,697	32,998
Less: Allowance for doubtful accounts	556	574	143	378
Total	96,703	68,466	30,554	32,620

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2014				At 31 December 2013
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
		accounts		receivable		accounts		receivable
	Amount	receivable	Allowance	balance	Amount	receivable	Allowance	balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	96,553	99.3	—	—	68,296	98.9	1	—
Between one and two years	136	0.1	15	11.0	134	0.2	22	16.4
Between two and three years	34	—	14	41.2	58	0.1	12	20.7
Over three years	536	0.6	527	98.3	552	0.8	539	97.6
Total	97,259	100.0	556		69,040	100.0	574

	The Company
	At 30 June 2014				At 31 December 2013
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
		accounts		receivable		accounts		receivable
	Amount	receivable	Allowance	balance	Amount	receivable	Allowance	balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	29,286	95.4	—	—	32,455	98.4	—	—
Between one and two years	1,260	4.1	5	0.4	118	0.4	8	6.8
Between two and three years	10	—	3	30.0	48	0.1	4	8.3
Over three years	141	0.5	135	95.7	377	1.1	366	97.1
Total	30,697	100.0	143		32,998	100.0	378

At 30 June 2014 and 31 December 2013, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2014	2013
Total amount (RMB million)	21,945	19,896
Ageing	Within one year	Within one year
Percentage to the total balance of accounts receivable	22.6%	28.8%

At 30 June 2014, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 14,321 million and RMB29,035 million (2013: RMB 18,402 million and RMB 30,576 million), representing14.7% and 94.6% (2013: 26.7% and 92.7%) of the total accounts receivable.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the six-month periods ended 30 June 2014 and 2013, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2014 and 2013, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2014 and 31 December 2013, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	196,264	48,771
Amounts due from Sinopec Group Company and fellow subsidiaries	2,023	1,779	217	620
Amounts due from associates and jointly controlled entities	1,747	225	454	202
Amounts due from others	19,758	12,737	2,439	4,746
	23,528	14,741	199,374	54,339
Less: Allowance for doubtful accounts	1,574	1,576	1,313	1,687
Total	21,954	13,165	198,061	52,652

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2014				At 31 December 2013
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	20,073	85.3	2	—	11,579	78.5	—	—
Between one and two years	1,119	4.8	12	1.1	1,010	6.9	109	10.8
Between two and three years	491	2.1	128	26.0	314	2.1	30	9.6
Over three years	1,845	7.8	1,432	77.6	1,838	12.5	1,437	78.2
Total	23,528	100.0	1,574		14,741	100.0	1,576

	The Company
	At 30 June 2014				At 31 December 2013
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	197,116	98.9	1	—	51,203	94.2	1	—
Between one and two years	603	0.3	1	0.2	997	1.8	11	1.1
Between two and three years	39	—	2	5.1	311	0.6	18	5.8
Over three years	1,616	0.8	1,309	81.0	1,828	3.4	1,657	90.6
Total	199,374	100.0	1,313		54,339	100.0	1,687

At 30 June 2014 and 31 December 2013, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2014	2013
Total amount (RMB million)	2,568	1,977
Ageing	From within one year to over three years	From within one year to over three years
Percentage to the total balance of other receivables	10.9%	13.4%

At 30 June 2014, the Group’s and the Company’s other receivables due from related parties amounted to RMB 3,770 million and RMB 196,935 million (2013: RMB 2,004 million and RMB 49,593 million), representing 16.0% and 98.8% (2013: 13.6% and 91.3%) of the total of other receivables.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the six-month periods ended 30 June 2014 and 2013, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2014 and 2013, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2014 and 31 December 2013, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

Except for few individual prepayments, all prepayments are aged within one year.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

The Group

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Raw materials	131,937	124,198
Work in progress	23,624	21,181
Finished goods	86,745	76,289
Spare parts and consumables	2,521	1,989
	244,827	223,657
Less: Provision for diminution in value of inventories	552	1,751
Total	244,275	221,906

Provision for diminution in value of inventories is mainly against raw materials and finished goods.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investmens in jointly contolled entities	Investments in associates	Other equity investments	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014	46,876	28,457	1,828	(83)	77,078
Additions for the period	1,977	383	17	—	2,377
Share of profits less losses under the equity method	867	1,109	—	—	1,976
Change of capital reserve under the equity method	1	35	—	—	36
Dividends declared	(672)	(738)	—	—	(1,410)
Disposals for the period	(5)	(25)	(59)	—	(89)
Others	(78)	(168)	(245)	—	(491)
Balance at 30 June 2014	48,966	29,053	1,541	(83)	79,477

The Company

	Investments in subsidiaries	Investments in jointly controled entities	Investments in associates	Other equity investments	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014	142,803	12,588	16,890	992	(7,771)	165,502
Additions for the period (i)	42,584	182	226	281	—	43,273
Share of profits less losses under the equity method	—	(169)	522	—	—	353
Change of capital reserve under the equity method	—	—	35	—	—	35
Dividends declared	—	(620)	(221)	—	—	(841)
Transferred to subsidiaries (i)	(25,480)	(113)	(6,376)	(1,162)	94	(33,037)
Balance at 30 June 2014	159,907	11,868	11,076	111	(7,677)	175,285

Note:

(i)
According to the resolution of the company’s Meeting of Board of Directors held on 19 February2014, the management and control of the assets under the marketing and distribution segment of the Group have been transferred to Sinopec Marketing Co., Ltd, a wholly-owned subsidiary of the Group as of 1 April 2014,.

The principal subsidiaries see Note 50.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

Name of investees	Register location	Legal representative	Registered capital	Percentage of equity/voting right directly or indirectly held by the Company	Total assets at the period end	Total liabilities at the period end	Operating income for the period
			RMB million		RMB million	RMB million	RMB million
1. Jointly controlled entities
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	14,758	50%	43,913	37,214	34,220
BASF-YPC Company Limited	Jiangsu Province	Wang Jingyi	12,343	40%	25,284	10,478	11,138
Caspian Investments Resources Ltd. (“CIR”) (ii)	British Virgin Islands	NA	10,000 USD	50%	NA	NA	NA
Taihu Limited (“Taihu”) (ii)	Cyprus	NA	25,000 USD	49%	NA	NA	NA
Mansarovar Energy Colombia Ltd. (“Mansarovar”) (ii)	British Bermuda	NA	12,000 USD	50%	NA	NA	NA
2. Associates
Sinopec Finance Company Limited	Beijing	Liu Yun	10,000	49%	130,336	113,132	1,415
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	21,813	14,056	57,160
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Li Fuyou	5,404	38.75%	13,955	2,321	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	5,997	2,019	—
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,821	619	355

All the jointly controlled entities and associates above are limited companies.

The Group’s effective share of interest in the jointly controlled entities’ net assets, operating income and net loss are as follows:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Net assets (ii)	34,069	30,307

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Operating income (ii)	37,580	38,467
Net loss (ii)	(435)	(10)

The Group’s effective share of interest in the above-mentioned principal associates’ net assets, operating income and net profit are as follows:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Net assets	16,321	16,051

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Operating income	17,376	16,183
Net profit	592	548

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the six-month period ended 30 June 2014, the Group and the company had no individually significant long-term investments which had been provided for impairment losses.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Note:

(ii)
Pursuant to the resolutions passed at the Directors’ meeting held on 22 March 2013 and the purchase agreements entered into with relevant vendors on 28 March 2013, the Group (through Sinopec International Petroleum E&P Hongkong Overseas Limited (incorporated in Hong Kong through capital contribution of USD 1,473 million by each of its two shareholders) controlled by the Group through contractual arrangements between the two shareholders, namely a subsidiary of the Group and a subsidiary of the Sinopec Group Company) acquired from the Sinopec Group Company 50% of the equity interest of Mansarovar and at the same time provided a shareholder loan (USD 263 million) for a total consideration of approximately USD 775 million in November 2013 and 50% of equity interests of CIR for a consideration of approximately USD 1,486 million as well as 49% of equity interests of Taihu and the respective vendor’s special dividend (USD 94 million) for a total consideration of approximately USD 807 million, both acquisitions were completed in December 2013.

As the purchase price allocation has not been completed, the summarised financial information for CIR, Taihu and Mansarovar is not disclosed. For the six months period ended 30 June 2014, the share profit after tax for the above three joint ventures is RMB 1,302 million.

12	FIXED ASSETS

The Group

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	96,787	515,701	768,102	1,380,590
Additions for the period	23	603	214	840
Transferred from construction in progress	2,411	10,813	17,372	30,596
Reclassifications	224	—	(224)	—
Decreases for the period	(939)	(4)	(10,449)	(11,392)
Exchange adjustment	17	304	24	345
Balance at 30 June 2014	98,523	527,417	775,039	1,400,979
Accumulated depreciation:
Balance at 1 January 2014	34,830	275,069	367,501	677,400
Depreciation charge for the period	1,655	17,909	20,330	39,894
Reclassifications	95	—	(95)	—
Decreases for the period	(342)	(2)	(3,642)	(3,986)
Exchange adjustment	6	175	9	190
Balance at 30 June 2014	36,244	293,151	384,103	713,498
Provision for impairment losses:
Balance at 1 January 2014	2,850	13,525	17,220	33,595
Additions for the period	11	—	882	893
Reclassifications	5	—	(5)	—
Decreases for the period	(37)	—	(206)	(243)
Exchange adjustmen	—	—	1	1
Balance at 30 June 2014	2,829	13,525	17,892	34,246

Net book value:
Balance at 30 June 2014	59,450	220,741	373,044	653,235
Balance at 31 December 2013	59,107	227,107	383,381	669,595

12	FIXED ASSETS (Continued)

The Company

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	71,261	450,632	572,298	1,094,191
Additions for the period	—	457	27	484
Transferred from construction in progress	461	8,616	8,143	17,220
Reclassifications	21	—	(21)	—
Transferred to subsidiaries (Note 11(i))	(25,980)	—	(115,604)	(141,584)
Decreases for the period	(119)	—	(1,392)	(1,511)
Balance at 30 June 2014	45,644	459,705	463,451	968,800
Accumulated depreciation:
Balance at 1 January 2014	25,678	238,769	268,555	533,002
Depreciation charge for the period	961	15,882	13,119	29,962
Reclassifications	9	—	(9)	—
Transferred to subsidiaries (Note 11(i))	(7,272)	—	(34,931)	(42,203)
Decreases for the period	(95)	—	(852)	(947)
Balance at 30 June 2014	19,281	254,651	245,882	519,814
Provision for impairment losses:
Balance at 1 January 2014	2,186	11,451	14,255	27,892
Additions for the period	—	—	8	8
Transferred to subsidiaries(Note 11(i))	(491)	—	(1,323)	(1,814)
Decreases for the period	(21)	—	(30)	(51)
Balance at 30 June 2014	1,674	11,451	12,910	26,035

Net book value:
Balance at 30 June 2014	24,689	193,603	204,659	422,951
Balance at 31 December 2013	43,397	200,412	289,488	533,297

The additions in the exploration and production segment and oil and gas properties of the Group and the Company for six-month period ended 30 June 2014 included RMB 603 million (2013: RMB 1,440 million) and RMB 457million (2013: RMB 1,019 million), respectively of the estimated dismantlement costs for site restoration (Note 30).

At 30 June 2014 and 31 December 2013, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2014 and 31 December 2013, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2014 and 31 December 2013, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2014	160,852	123,243
Additions for the period	39,309	27,323
Exchange adjustment	7	—
Disposals for the period	(493)	—
Transferred to subsidiaries (Note 11(i))	—	(33,241)
Dry hole costs written off	(3,492)	(3,492)
Transferred to fixed assets	(30,596)	(17,220)
Reclassification to other assets	(4,545)	(842)
Balance at 30 June 2014	161,042	95,771
Provision for impairment losses:
Balance at 1 January 2014	222	184

Decreases for the period	(4)	(184)
Balance at 30 June 2014	218	—
Net book value:
Balance at 30 June 2014	160,824	95,771
Balance at 31 December 2013	160,630	123,059

At 30 June 2014, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2014	Net change for the period	Balance at 30 June 2014	Percentage of Completion	Source of funding	Accumulated interest capitalised at 30 June 2014
	RMB million	RMB million	RMB million	RMB million	%		RMB million
Yangzi Oil Quality and Inferior Crude Oil Reconstruction Project	7,865	5,656	(542)	5,114	95%	Bank loans & self-financing	239
Shijiazhuang Oil Quality and Inferior Crude Oil Reconstruction Project	6,776	5,031	116	5,147	95%	Bank loans & self-financing	272
Shandong LNG Project	10,716	4,386	543	4,929	46%	Bank loans & self-financing	83
Guangxi LNG Project	17,775	2,533	804	3,337	19%	Bank loans & self-financing	19
Jiujiang sour Crude Oil Quality Upgrading Project	6,679	1,416	610	2,026	30%	Bank loans & self-financing	35

14	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	51,417	3,809	3,139	15,840	2,571	76,776
Additions for the period	5,826	186	102	2,969	110	9,193
Decreases for the period	(536)	—	—	(3)	—	(539)
Balance at 30 June 2014	56,707	3,995	3,241	18,806	2,681	85,430
Accumulated amortisation:
Balance at 1 January 2014	7,950	2,878	1,450	2,176	1,481	15,935
Additions for the period	1,560	71	140	655	149	2,575
Decreases for the period	(101)	—	—	(1)	—	(102)
Balance at 30 June 2014	9,409	2,949	1,590	2,830	1,630	18,408
Provision for impairment losses:
Balance at 1 January 2014	197	304	24	37	16	578
Additions for the period	19	178	—	1	—	198
Balance at 30 June 2014	216	482	24	38	16	776

Net book value:
Balance at 30 June 2014	47,082	564	1,627	15,938	1,035	66,246
Balance at 31 December 2013	43,270	627	1,665	13,627	1,074	60,263

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2014 is RMB 1,393 million (2013: RMB 1,171 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2014	2013
Name of investees	RMB million	RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individual significant goodwill	202	202
Total	6,255	6,255

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.6% to 12.4% (2013: 11.5% to 12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any significant adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Assets		Liabilities		Net balance
	At 30 June	31December	At 30 June	31December	At 30 June	31December
	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	3,165	3,315	—	—	3,165	3,315
Accruals	374	357	—	—	374	357
Cash flow hedges	20	34	(128)	(120)	(108)	(86)
Non-current
Fixed assets	6,915	7,200	(15,950)	(15,590)	(9,035)	(8,390)
Tax value of losses carried forward	2,861	2,261	—	—	2,861	2,261
Embedded derivative component of the convertible bonds	—	—	(315)	(870)	(315)	(870)
Available-for-sale securities	—	—	(636)	(436)	(636)	(436)
Others	96	99	(63)	(86)	33	13
Deferred tax assets/(liabilities)	13,431	13,266	(17,092)	(17,102)	(3,661)	(3,836)
The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June	At 31December
	2014	2013
	RMB million	RMB million
Deferred tax assets	7,868	9,125
Deferred tax liabilities	7,868	9,125

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June	At 31December
	2014	2013
	RMB million	RMB million
Deferred tax assets	5,563	4,141
Deferred tax liabilities	9,224	7,977

At 30 June 2014, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB14,283 million (2013: RMB 10,809 million), of which RMB 3,557 million (2013: RMB 1,185 million) was incurred for the period ended 30 June 2014, because it was not probable that the related tax benefit will be realised. These deductable losses carried forward of RMB 670 million, RMB 287 million, RMB 3,344 million, RMB 3,787 million, RMB 2,638 million and RMB 3,557 million will expire in 2014, 2015, 2016, 2017, 2018 and 2019, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2014, write-down of deferred tax assets amounted to RMB 30 million (2013: RMB 773 million).

18	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represents prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2014, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2014	Provision for the period	Written back for the period	Written off for the period	Other (decrease) / increase	Balance at 30 June 2014
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included:
Accounts receivable	7	574	—	(10)	(8)	—	556
Other receivables	8	1,576	4	(6)	—	—	1,574
Prepayments		46	—	—	(1)	—	45
		2,196	4	(16)	(9)	—	2,175
Inventories	10	1,751	86	(34)	(1,246)	(5)	552
Long-term equity investments	11	83	—	—	—	—	83
Fixed assets	12	33,595	893	—	(171)	(71)	34,246
Construction in progress	13	222	—	—	(4)	—	218
Intangible assets	14	578	179	—	—	19	776
Goodwill	15	7,657	—	—	—	—	7,657
Others		5	—	—	—	(1)	4
Total		46,087	1,162	(50)	(1,430)	(58)	45,711

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Short-term bank loans	86,547	54,640
Loans from Sinopec Group Company and fellow subsidiaries	90,814	53,481
Total	177,361	108,121

At 30 June 2014, the Group’s weighted average interest rate per annum on short-term loans was 2.4% (2013: 2.2%). The majority of the above loans are by credit.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 30 June 2014 and 31 December 2013, the Group had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

22	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 30 June 2014 and 31 December 2013, the Group had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 30 June 2014 and 31 December 2013, the Group had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 30 June 2014 and 31 December 2013, the Group’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

The Group

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Value-added tax	3,693	3,828
Consumption tax	12,394	15,425
Income tax	5,107	3,096
Special oil income levy	6,269	6,728
Resources tax	772	974
Other taxes	4,992	5,837
Total	33,227	35,888

26	OTHER PAYABLES

At 30 June 2014 and 31 December 2013, the Group’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 30 June 2014 and 31 December 2013, the Group had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Long-term bank loans
– Renminbi loans	395	371
– Japanese Yen loans	62	60
– US Dollar loans	671	662
	1,128	1,093
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	290	555
– US Dollar loans	50	28
	340	583

Long-term loans due within one year	1,468	1,676
Debentures payable due within one year	11,000	44,073
Non-current liabilities due within one year	12,468	45,749

At 30 June 2014 and 31 December 2013, the Group had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 30 June	At 31 December
	Interest rate and final maturity	2014	2013
		RMB million	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest free to 6.90% per annum at 30 June 2014 with maturities through 2025	7,151	7,712
– Japanese Yen loans	Interest rate at 2.60% per annum at 30 June 2014 with maturities in 2023	559	561
– US Dollar loans	Interest rates ranging from interest free to 4.29% per annum at 30 June 2014 with maturities through 2031	1,144	916
Less: Current portion		(1,128)	(1,093)
Long-term bank loans		7,726	8,096
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 6.46% per annum at 30 June 2014 with maturities through 2020	38,269	38,911
– US Dollar loans	Interest rates at 1.84% per annum at 30 June 2014 with maturities in 2015	62	28
Less: Current portion		(340)	(583)
Long-term loans from Sinopec Group Company and fellow subsidiaries		37,991	38,356

Total		45,717	46,452

The maturity analysis of the Group’s long-term loans is as follows:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Between one and two years	2,249	514
Between two and five years	7,302	9,742
After five years	36,166	36,196
Total	45,717	46,452

At 30 June 2014, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

					Remaining	Remaining
					balance at	balance at
Lenders	Borrowing dates	Maturity dates	Currency	Interest rate	30 June 2014	31 December 2013
					RMB million	RMB million
Sinopec Group Company	18 October 2000	31 December 2020	RMB	Interest free	35,560	35,560
Bank of China	19 November 2013	18 November 2016	RMB	5.54%	1,996	1,998
Sinopec Group Company	18 November 2013	18 November 2018	RMB	3.07%	1,500	1,500
Bank of China	13 September 2013	12 September 2016	RMB	5.54%	1,498	1,499
Agricultural Bank of China	22 March 2013	21 March 2016	RMB	5.54%	1,000	1,000

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

The Group

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Short-term corporate bonds (i)	10,000	10,000
Debentures payable:
– Corporate Bonds (ii)	77,886	81,177
– 2007 Convertible Bonds (iii)	—	10,948
– Bonds with Warrants (iv)	—	29,625
– 2011 Convertible Bonds (v)	22,819	21,461
Less: Current portion	(11,000)	(44,073)
Total	89,705	99,138

Note:

(i)
The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 May 2014 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 4.40% per annum.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”).

The Company redeemed some of the 2007 Convertible Bonds in 2011 at an early redemption amount of the principal amount of HKD 39 million.

At 30 June 2014, the carrying amounts of liability and derivative components, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 0.00 million (2013: RMB 10,948 million) and RMB 0.00 million (2013: RMB 0.00million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 30 June 2014.

The change in the fair value of the derivative component from 31 December 2013 to 30 June 2014 resulted in an realised loss from changes in fair value of RMB 1million (2013: an unrealised gain of RMB 79 million), which has been recorded as “gain from changes in fair value” in the income statement for the six-month period ended 30 June 2014.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

2007 Convertible Bonds due on 24 April 2014 and have been fully paid by the Group at maturity.

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. On 4 March 2010, Warrants of the bonds have already expired.

Bonds with Warrants due on 20 February 2014 and have been fully paid by the Group at maturity.

29	DEBENTURES PAYABLE (Continued)

Note: (Continued)

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

At 30 June 2014, the carrying amounts of the liability component and the derivative component were RMB 20,178 million (2013: RMB 20,913 million) and RMB 2,641 million (2013: RMB 548 million), respectively.

During the six-month period ended 30 June 2014, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 4.98 per share as a result of cash dividends, bonus issues and transfer of capital reserve to share capital.

During the six-month period ended 30 June 2014, RMB 1,181 million of the 2011 Convertible Bonds were converted into230,228,853A shares of the Company.

At 30 June 2014 and 31 December 2013, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The following are the major inputs used in the Binomial Model:

	At 30 June	At 31 December
	2014	2013
Stock price of A shares	RMB 5.27	RMB 4.48
Conversion price	RMB 4.98	RMB 5.13
Credit spread	162 basis points	95 basis points
RMB onshore swap rate	3.90%	5.23%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2013 to 30 June 2014 resulted in an unrealised loss of RMB 2,221 million (2013: an unrealised gain of RMB 682 million), which has been recorded as “gain from changes in fair value” in the income statement for the six-month period ended 30 June 2013.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component on 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2014	26,004
Provision for the period	603
Accretion expenses	497
Utilised for the period	(44)
Exchange adjustment	(15)
Balance at 30 June 2014	27,045

31	SHARE CAPITAL

The Group

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Issued and fully paid:
91,282,104,040 domestic listed A shares (2013: 91,051,875,187) of RMB 1.00 each	91,282	91,052
25,513,438,600 overseas listed H shares (2013: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	116,795	116,565

The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HKD 1.59 and USD 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings (note 46), and 1 share transferred from the share premium for every 10 existing shares.

During the six-month period ended 30 June 2014, the Company issued 230,228,853 listed A shares (2013: 114,076 listed A shares) with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

32	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2014	39,413
Share of other comprehensive income in associates	35
Changes in fair value of cash flow hedge, net of deferred tax (Note 45)	136
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	627
Acquisition of minority interests of subsidiaries	(8)
Exercise of conversion of the 2011 Convertible Bonds	1,021
Others	18
Balance at 30 June 2014	41,242

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (d) adjustment for changes in fair value of available-for-sale financial assets.

Note:

(i)	The available-for-sale financial assets held by the Group are carried at fair value with any changes in fair value, net of deferred tax, recognised directly in capital reserve.

33	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

The Group
RMB million
Balance at 1 January 2014	1,556
Provision for the period	2,332
Utilisation for the period	(1,268)
Balance at 30 June 2014	2,620

34	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve	Discretionary surplus reserve reserve	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2014	73,337	117,000	190,337
Appropriation (Note)	—	—	—
Balance at 30 June 2014	73,337	117,000	190,337

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

	(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

	(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

	Note:	The reserve balance has reached 50% of the registered capital, therefore during the six-month period ended 30 June 2014, the Company decided not to transferred statutory surplus reserve.

35	OPERATING INCOME AND OPERATING COSTS

	Six-month periods ended 30 June
	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,338,164	1,395,934	653,590	763,933
Income from other operations	18,008	19,310	16,403	19,661
Total	1,356,172	1,415,244	669,993	783,594
Operating cost	1,148,049	1,213,550	531,774	630,595

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 53.

For the six-month period ended 30 June 2014, revenue from sales to top five customers amounted to RMB 115,830 million (2013: RMB 107,889 million) which accounted for 9% (2013: 8%) of total operating income of the Group.

36	SALES TAXES AND SURCHARGES

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Consumption tax	65,447	66,004
Special oil income levy	12,448	12,938
City construction tax	6,642	6,459
Education surcharge	4,952	4,849
Resources tax	3,727	3,658
Other taxes	551	543
Total	93,767	94,451

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

37	FINANCIAL EXPENSES

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Interest expenses incurred	6,358	5,643
Less: Capitalised interest expenses	715	811
Net interest expenses	5,643	4,832
Accretion expenses (Note 30)	497	369
Interest income	(876)	(592)
Net foreign exchange loss/(gain)	1,275	(1,317)
Total	6,539	3,292

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2014 by the Group ranged from 1.4% to 5.9% (2013: 0.9% to 6.2%).

38	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

39	IMPAIRMENT LOSSES

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Receivables	(12)	(22)
Inventories	52	51
Fixed assets	893	44
Others	179	—
Total	1,112	73

40	GAIN FROM CHANGES IN FAIR VALUE

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Changes in fair value of financial assets and liabilitie held for trading	6	(25)
Fair value gain on the embedded derivative component of the convertible bonds (Note 29(iii) and (v))	(2,222)	761
Unrealised losses from ineffective portion cash flow hedges	70	—
others	72	1
Total	(2,074)	737

41	INVESTMENT INCOME

	Six-month periods ended 30 June
	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Income from investment accounted for under cost method	83	11	4,291	4,768
Income from investment accounted for under equity method	1,976	874	354	764
Investment income from holding/disposal of available-for-sale financial assets	1	11	—	10
Investment loss from disposal of financial assets and liabilities held for trading	—	(39)	—	—
Gains from ineffective portion of cashflow hedge	173	23	—	—
Others	19	28	176	181
Total	2,252	908	4,821	5,723

42	NON-OPERATING INCOME

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Gain on disposal of non-current assets	98	61
Government grants	790	540
Others	483	556
Total	1,371	1,157

43	NON-OPERATING EXPENSES

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Loss on disposal of non-current assets	659	156
Fines, penalties and compensation	52	13
Donations	46	103
Others	844	606
Total	1,601	878

44	INCOME TAX EXPENSE

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Provision for income tax for the period	11,762	11,151
Deferred taxation	(435)	864
Under-provision for income tax in respect of preceding year	581	453
Total	11,908	12,468

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

The Group

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Profit before taxation	44,602	43,972
Expected income tax expense at a tax rate of 25%	11,151	10,993
Tax effect of non-deductible expenses	537	133
Tax effect of non-taxable income	(771)	(351)
Tax effect of preferential tax rate (i)	(970)	(1,028)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	482	1,276
Tax effect of utilization of previously unrecognised tax losses and temporary differences	(21)	(77)
Tax effect of tax losses not recognised	889	296
Write-down of deferred tax assets	30	773
Adjustment for under provision for income tax in respect of preceding years	581	453
Actual income tax expense	11,908	12,468

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

45	OTHER COMPREHENSIVE INCOME

The Group

	Six-month period ended 30 June 2014			Six-month period ended 30 June 2013
	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair valueof hedging instruments recognized during the period	525	(73)	452	(135)	22	(113)
Amounts transferred to initial carrying amount of hedged items	(69)	10	(59)	(39)	6	(33)
Reclassification adjustments for amounts transferred to the operating income/costs for the period	(298)	41	(257)	272	(44)	228
Net movement during the period recognised in other comprehensive income	158	(22)	136	98	(16)	82
Available-for-sale financial assets:
Changes in fair value recongnised during the period	827	(200)	627	1,188	(298)	890
Net movement during the period recognised in other comprehensive income	827	(200)	627	1,188	(298)	890
Share of other comprehensive income in associates/jointly controlled entities	36	—	36	(241)	—	(241)
Translation difference in foreign currency statements	391	—	391	(388)	—	(388)
Other comprehensive income	1,412	(222)	1,190	657	(314)	343

46	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 22 August 2014, the directors authorised to declare the interim dividends for the six-month period ended 30 June 2014 of RMB 0.09 (2013: RMB 0.09) per share totaling RMB 10,512 million (2013: RMB 10,491 million).

	(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million according to total shares on 30 May 2014 was approved. All dividends have been paid in the six-month period ended 30 June 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share totaling RMB 35,866 million and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared (Note 31). Cash dividends have been paid on 25 June 2013.

47	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

	Six-month periods ended 30 June
	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Net profit	32,694	31,504	21,843	24,926
Add: Impairment losses on assets	1,112	73	(5)	(23)
Depreciation of fixed assets	39,573	36,254	29,962	28,525
Amortisation of intangible assets and long-term deferred expense	3,660	2,715	1,874	2,316
Dry hole costs written off	3,492	3,335	3,492	3,335
Net loss/(gain) on disposal of non-current assets	561	95	(1,047)	66
Fair value loss/(gain)	2,074	(737)	2,216	(778)
Financial expenses	6,025	3,292	5,170	3,962
Investment income	(2,252)	(908)	(4,821)	(5,723)
(Increase)/decrease in deferred tax assets	(1,437)	1,101	—	197
Increase/(decrease) in deferred tax liabilities	1,002	(237)	90	—
(Increase)/decrease in inventories	(22,421)	2,183	764	(1,128)
Safety fund reserve	1,101	1,106	74	753
Increase in operating receivables	(26,799)	(11,151)	(26,452)	(22,035)
Increase/(decrease) in operating payables	19,829	(35,722)	24,348	18,650
Net cash flow from operating activities	58,214	32,903	57,508	53,043

(b)	Net change in cash:

	Six-month periods ended 30 June
	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Cash balance at the end of the period	13,220	11,190	1,721	5,298
Less: Cash at the beginning of the period	15,046	10,456	6,731	5,467
Net (decrease)/increase of cash	(1,826)	734	(5,010)	(169)

(c)	The analysis of cash held by the Group and the Company is as follows:

	Six-month periods ended 30 June
	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	9	34	2	3
– Demand deposits	13,211	11,156	1,719	5,295
Cash at the end of the period	13,220	11,190	1,721	5,298

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Fu Chengyu
Registered capital	:	RMB 231,621 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 73.86% shareholding of the Company.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
Sinopec Finance Company Limited
China Aviation Oil Supply Company Limited
Zhongtian Synergetic Energy Company Limited
Shanghai Chemical Industry Park Development
Shanghai Petroleum Company Limited

Jointly controlled entities of the Group:
Fujian Refining and Petrochemical Company Limited
BASF-YPC Company Limited
Caspian Investment Resources Ltd.
Taihu Limited
Mansarovar Energy Colombia Ltd.

Note: Sinopec Finance Company Limited is under common control of a parent company with the Company and is also the associate of the Group.

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	The Group
		Six-month periods ended 30 June
		2014	2013
		RMB million	RMB million
Sales of goods	(i)	157,629	155,431
Purchases	(ii)	66,374	75,026
Transportation and storage	(iii)	743	676
Exploration and development services	(iv)	12,654	17,536
Production related services	(v)	3,411	4,589
Ancillary and social services	(vi)	3,269	3,216
Operating lease charges	(vii)	5,752	5,520
Agency commission income	(viii)	66	63
Interest received	(ix)	58	73
Interest paid	(x)	690	726
Net deposits withdrawn from related parties	(ix)	453	2,271
Net loans obtained from related parties	(xi)	36,725	13,439

The amounts set out in the table above in respect of the six-month periods ended 30 June 2014 and 2013 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

As at 30 June 2014 and 31 December 2013, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, except for the disclosure set out in Note 52(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 52(b).

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

Note:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

		(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the six-month period ended 30 June 2014, which is based on monthly average balances, was RMB 115,346 million (2013: RMB 91,240 million).

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2014. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧ the government-prescribed price;

‧ where there is no government-prescribed price, the government guidance price;

‧ where there is neither a government-prescribed price nor a government guidance price, the market price; or

‧ where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The rental amount is approximately RMB 10,800 million per annum (2013: RMB 10,800 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 30 June 2014 and 31 December 2013 are as follows:

	The ultimate holding company		Other related companies
	At 30 June 2014	At 31 December 2013	At 30 June 2014	At 31 December 2013
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	6,087	6,540
Accounts receivable	11	21	14,310	18,381
Prepayments and other receivables	535	57	3,371	2,219
Other non-current assets	—	—	13,422	11,378
Accounts payable	40	—	16,813	10,642
Advances from customers	20	79	4,463	2,987
Other payables	486	47	10,571	19,256
Other non-current liabilities	—	—	5,222	4,102
Short-term loans	—	—	90,814	53,481
Long-term loans (including current portion) (Note)	—	—	38,331	38,939

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance Company Limited . This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 20 and Note 28.

As at and for the six-month period ended 30 June 2014, and as at and for the year ended 31 December 2013, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods ended 30 June
	2014	2013
	RMB thousands	RMB thousands
Short-term employee benefits	5,010	5,530
Retirement scheme contributions	275	286
Total	5,285	5,816

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

50	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2014. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registeredcapital/paid-upcapital	Actual investment at 30 June 2014	Percentage of equity interest/voting right held by the Group	Minority interests at 30 June2014
		million	million	%	million
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	—
Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	RMB 20,000	RMB 20,000	100.00	—
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 13,203	RMB 15,651	100.00	—
Fujian Petrochemical Company Limited (Note)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 5,745	RMB 2,873	50.00	RMB 1,853
Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 7,200	RMB 4,000	50.56	RMB 8,774
Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 248	HKD 3,952	60.34	RMB 3,176
Sinopec Yizheng Chemical Fibre Company Limited (Note)	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 3,509	40.25	RMB 3,195
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	—
Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 13,277	HKD 13,311	100.00	—
(b)Subsidiaries established by the Group:
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	RMB 830	RMB 498	60.00	RMB 429
BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	RMB 800	RMB 480	60.00	RMB 449
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	RMB 559
Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	RMB 1,840	RMB 1,012	55.00	RMB 1,248
Sinopec Chemical Sales Company Limited	Marketing of petrochemical products	RMB 1,000	RMB 1,165	100.00	—
Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	—
Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	RMB 2,200	RMB 2,771	100.00	—
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sales of coal chemical products	RMB 17,710	RMB 17,710	100.00	—
(c)Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	RMB 1,754
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 6,840	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Note:
The Group consolidated the financial statements of these entities because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

51	COMMITMENTS

Operating lease commitments

The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2014 and 31 December 2013, the future minimum lease payments of the Group under operating leases are as follows:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Within one year	12,394	13,507
Between one and two years	12,134	13,064
Between two and three years	11,934	12,850
Between three and four years	11,774	12,742
Between four and five years	11,762	12,656
After five years	297,219	307,268
Total	357,217	372,087

Capital commitments
At 30 June 2014 and 31 December 2013, the capital commitments of the Group are as follows:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Authorised and contracted for	124,003	181,428
Authorised but not contracted for	120,677	111,169
Total	244,680	292,597

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss.

Estimated future annual payments of the Group are as follows:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Within one year	305	318
Between one and two years	118	140
Between two and three years	31	38
Between three and four years	21	24
Between four and five years	19	19
After five years	817	835
Total	1,311	1,374

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

52	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 30 June 2014 and 31 December 2013, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Jointly controlled entities	382	438
Others	5,528	5,425
Total	5,910	5,863

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2014 and 31 December 2013, it is not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB1,979 million for the six-month period ended 30 June 2014 (2013: RMB 2,267 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

53	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i) Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v) Corporate and others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	34,744	27,992
Inter-segment sales	73,381	81,651
	108,125	109,643
Refining
External sales	90,486	95,953
Inter-segment sales	559,040	545,502
	649,526	641,455
Marketing and distribution
External sales	718,961	724,184
Inter-segment sales	2,377	3,507
	721,338	727,691
Chemicals
External sales	177,223	180,264
Inter-segment sales	32,541	27,854
	209,764	208,118
Corporate and others
External sales	316,750	367,541
Inter-segment sales	328,294	313,914
	645,044	681,455
Elimination of inter-segment sales	(995,633)	(972,428)

Consolidated income from principal operations	1,338,164	1,395,934
Income from other operations
Exploration and production	5,702	7,599
Refining	2,443	2,791
Marketing and distribution	5,589	5,061
Chemicals	3,628	3,403
Corporate and others	646	456
Consolidated income from other operations	18,008	19,310

Consolidated operating income	1,356,172	1,415,244

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Operating profit/(loss)
By segment
Exploration and production	27,735	30,588
Refining	9,241	(299)
Marketing and distribution	19,149	16,423
Chemicals	(4,284)	(497)
Corporate and others	(333)	(1,025)
Elimination	(315)	150
Total segment operating profit	51,193	45,340
Investment income/(loss)
Exploration and production	1,514	109
Refining	(63)	(263)
Marketing and distribution	545	228
Chemicals	(484)	286
Corporate and others	740	548
Total segment investment income	2,252	908
Financial expenses	(6,539)	(3,292)
Gain from changes in fair value	(2,074)	737

Operating profit	44,832	43,693
Add: Non-operating income	1,371	1,157
Less: Non-operating expenses	1,601	878
Profit before taxation	44,602	43,972

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Assets
Segment assets
Exploration and production	417,026	406,237
Refining	323,649	329,236
Marketing and distribution	281,530	273,872
Chemicals	145,487	156,373
Corporate and others	145,791	107,197
Total segment assets	1,313,483	1,272,915
Cash at bank and on hand	14,346	15,101
Long-term equity investments	79,477	77,078
Deferred tax assets	5,563	4,141
Other unallocated assets	16,674	13,681
Total assets	1,429,543	1,382,916
Liabilities
Segment liabilities
Exploration and production	76,526	104,233
Refining	67,706	69,029
Marketing and distribution	95,389	101,564
Chemicals	22,008	23,670
Corporate and others	163,503	129,816
Total segment liabilities	425,132	428,312
Short-term loans	177,361	108,121
Short-term debentures payable	10,000	10,000
Non-current liabilities due within one year	12,468	45,749
Long-term loans	45,717	46,452
Debentures payable	89,705	99,138
Deferred tax liabilities	9,224	7,977
Other non-current liabilities	9,684	8,187
Other unallocated liabilities	7,131	5,720
Total liabilities	786,422	759,656

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Capital expenditure
Exploration and production	20,743	24,996
Refining	6,592	7,710
Marketing and distribution	5,830	11,612
Chemicals	4,670	5,283
Corporate and others	1,351	2,374
	39,186	51,975
Depreciation, depletion and amortisation
Exploration and production	23,164	21,186
Refining	7,333	6,661
Marketing and distribution	6,007	5,353
Chemicals	5,970	5,113
Corporate and others	759	656
	43,233	38,969
Impairment losses on long-lived assets
Refining	8	44
Marketing and distribution	39	—
Chemicals	1,025	—
	1,072	44

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
External sales
Mainland China	1,023,133	1,034,044
Others	333,039	381,200
	1,356,172	1,415,244

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Non-current assets
Mainland China	931,221	941,046
Others	56,098	51,181
	987,319	992,227

54	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, debentures payable, employee benefits payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

‧ credit risk;

‧ liquidity risk;

‧ market risk; and

‧ equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2014, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 299,123 million (2013: RMB289,106 million) on an unsecured basis, at a weighted average interest rate of 3.40% (2013:3.12%). At 30 June 2014, the Group’s outstanding borrowings under these facilities were RMB 89,721 million (2013: RMB 44,966 million) and were included in loans.

54	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2014
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	177,361	178,581	178,581	—	—	—
Non-current liabilities due within one year	12,468	12,670	12,670	—	—	—
Short-term debentures payable	10,000	10,168	10,168	—	—	—
Long-term loans	45,717	46,986	650	2,701	7,591	36,044
Debentures payable	89,705	105,738	2,974	7,514	63,117	32,133
Bills payable	3,550	3,550	3,550	—	—	—
Accounts payable	221,246	221,246	221,246	—	—	—
Other payables and employee benefits payable	71,220	71,220	71,220	—	—	—
Total	631,267	650,159	501,059	10,215	70,708	68,177

	At 31 December 2013
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	108,121	109,067	109,067	—	—	—
Non-current liabilities due within one year	45,749	46,754	46,754	—	—	—
Short-term debentures payable	10,000	10,164	10,164	—	—	—
Long-term loans	46,452	53,048	723	1,068	14,892	36,365
Debentures payable	99,138	120,153	3,360	14,215	70,047	32,531
Bills payable	4,526	4,526	4,526	—	—	—
Accounts payable	202,724	202,724	202,724	—	—	—
Other payables and employee benefits payable	83,735	83,735	83,735	—	—	—
Total	600,445	630,171	461,053	15,283	84,939	68,896

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

54	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a) Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and convertible bonds denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts and convertible bonds denominated are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 30 June	At 31 December
	2014	2013
	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD 8,747	USD 4,118
Japanese Yen	JPY 9,190	JPY 9,711
Hong Kong Dollars	HKD 6	HKD 13,931

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2014 and 31 December 2013 would have increased net profit for the period/year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.

The Group

	At 30 June	At 31 December
	2014	2013
	million	million
US Dollars	2,018	941
Japanese Yen	21	21
Hong Kong Dollars	—	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 30 June 2014 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period and retained earnings by approximately RMB 1,040 million (2013: RMB 411 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2013.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 30 June 2014, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2014, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 9,262 million (2013: RMB 3,391 million) recognised in other receivables and derivative financial liabilities of RMB 7,368 million (2013: RMB 3,299 million) recognised in other payables.

At 30 June 2014, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 190 million (2013: decrease/increase RMB 123 million), and increase/decrease the Group’s capital reserve by approximately RMB 737 million (2013: increase/decrease RMB 36 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2013.

54	FINANCIAL INSTRUMENTS (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 30 June 2014, the Group’s exposure to equity price risk is the derivatives embedded in the 2011 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(v) respectively.

As at 30 June 2014, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 3,084 million (2013: RMB 1,333 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 1,676 million (2013: RMB 737 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2013.

Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧ Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧ Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2014

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	2,791	—	—	2,791
Derivative financial instruments:
– Derivative financial assets	1,912	7,492	—	9,404
	4,703	7,492	—	12,195
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible bonds	—	2,641	—	2,641
– Other derivative financial liabilities	1,823	5,634	—	7,457
	1,823	8,275	—	10,098

54	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i) Financial instruments carried at fair value (Continued)
At 31 December 2013

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Available-for-sale financial assets:
– Listed	1,964	—	—	1,964
Derivative financial instruments:
– Derivative financial assets	348	4,316	—	4,664
	2,312	4,316	—	6,628
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible bonds	—	548	—	548
– Other derivative financial liabilities	339	2,285	—	2,624
	339	2,833	—	3,172

During the period, there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 0.33% to 6.55% (2013: 0.42% to 6.55%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2014 and 31 December 2013:

	At 30 June	At 31 December
	2014	2013
	RMB million	RMB million
Carrying amount	106,918	151,852
Fair value	101,314	149,694

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2014 and 31 December 2013.

55	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month periods ended 30 June
	2014	2013
Net profit attributable of equity shareholders of the Company (RMB million)	31,430	29,417
Weighted average number of outstanding ordinary shares of the Company (million)	116,726	115,640
Basic earnings per share (RMB/share)	0.269	0.254

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month periods ended 30 June
	2014	2013
Weighted average number of outstanding ordinary shares of the Company at January before retrospective adjustment (million)	116,565	86,820
Weighted average number of outstanding ordinary shares of the Company at January after retrospective adjustment (million)	116,565	112,866
Effect of the bonus shares issuance and capital reserve converted into share capital on the H shares issuance (million)	—	2,774
Conversion of the 2011 Convertible Bonds (million)	161	—
Weighted average number of outstanding ordinary shares of the Company at 30 June (million)	116,726	115,640

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month periods ended 30 June
	2014	2013
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	31,564	28,987
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	117,806	121,322
Diluted earnings per share (RMB/share)	0.268	0.239

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month periods ended 30 June
	2014	2013
The weighted average number of the ordinary shares issued at 30 June (million)	116,726	115,640
Effect of the convertible bonds (million)	1,080	5,682
Weighted average number of the ordinary shares issued at 30 June (diluted) (million)	117,806	121,322

56	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	Six-month period ended 30 June 2014			Six-month period ended 30 June 2013
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	5.37	0.269	0.268	5.49	0.254	0.239
Net profit deducted extraordinary gain and loss attributable to the Company’s ordinary equity shareholders	5.36	0.269	0.267	5.45	0.252	0.237

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in People’s Republic of China with limited liability)

We have audited the consolidated interim financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 93 to 140, which comprise the consolidated balance sheet as at 30 June 2014, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated interim financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as the directors determine is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated interim financial statements give a true and fair view of the financial position of the Group as at 30 June 2014, and of the Group’s financial performance and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 August 2014

PricewaterhouseCoopers, 22/F.Prince’s Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2014
(Amounts in million, except per share data)

	Note	Six-month periods ended 30 June
		2014	2013
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,338,164	1,395,934
Other operating revenues	4	18,008	19,310
		1,356,172	1,415,244
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,099,789)	(1,170,856)
Selling, general and administrative expenses	5	(33,735)	(31,991)
Depreciation, depletion and amortization		(43,233)	(38,969)
Exploration expenses, including dry holes		(5,552)	(7,644)
Personnel expenses	6	(26,754)	(24,843)
Taxes other than income tax	7	(93,767)	(94,451)
Other operating (expense)/income, net	8	(1,074)	251
Total operating expenses		(1,303,904)	(1,368,503)

Operating profit		52,268	46,741
Finance costs
Interest expense	9	(6,140)	(5,201)
Interest income		876	592
Net unrealised (loss)/gain on embedded derivative component of the convertible bonds	26(iii) and (v)	(2,222)	761
Foreign currency exchange (losses)/gains, net		(1,275)	1,317
Net finance costs		(8,761)	(2,531)
Investment income		276	50
Share of profits from associates and joint ventures		1,976	874

Profit before taxation		45,759	45,134
Tax expense	10	(11,908)	(12,727)
Profit for the period		33,851	32,407
Attributable to:
Owners of the Company		32,543	30,281
Non-controlling interests		1,308	2,126
Profit for the period		33,851	32,407
Earnings per share:	13
Basic		0.279	0.262
Diluted		0.277	0.246

The notes on pages 100 to 140 form part of these interim financial statements. Details of dividends payable to owners of the Company attributable to the profit for the period are set out in Note 11.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2014
(Amounts in million)

	Note	Six-month periods ended 30 June
		2014	2013
		RMB	RMB
Profit for the period		33,851	32,407
Other comprehensive income:	12
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		136	82
Available-for-sale securities		627	890
Share of other comprehensive income of associates		36	(241)
Foreign currency translation differences		391	(388)
Total items that may be reclassified subsequently to profit or loss		1,190	343
Total comprehensive income		1,190	343

Total comprehensive income for the period		35,041	32,750
Attributable to:
Owners of the Company		33,565	30,725
Non-controlling interests		1,476	2,025
Total comprehensive income for the period		35,041	32,750

The notes on pages 100 to 140 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
As at 30 June 2014
(Amounts in million)

	Note	30 June	31 December
		2014	2013
		RMB	RMB
Non-current assets
Property, plant and equipment, net	14	653,235	669,595
Construction in progress	15	160,824	160,630
Goodwill	16	6,255	6,255
Interest in associates	17	29,039	28,444
Interest in joint ventures	18	48,965	46,874
Investments	19	4,271	3,730
Deferred tax assets	25	5,563	4,141
Lease prepayments	20	47,082	43,270
Long-term prepayments and other assets	21	53,581	46,967
Total non-current assets		1,008,815	1,009,906
Current assets
Cash and cash equivalents		13,220	15,046
Time deposits with financial institutions		1,126	55
Trade accounts receivable	22	96,703	68,466
Bills receivable	22	20,456	28,771
Inventories	23	244,275	221,906
Prepaid expenses and other current assets	24	44,948	38,766
Total current assets		420,728	373,010
Current liabilities
Short-term debts	26	108,675	109,806
Loans from Sinopec Group Company and fellow subsidiaries	26	91,154	54,064
Trade accounts payable	27	221,246	202,724
Bills payable	27	3,550	4,526
Accrued expenses and other payables	28	175,219	197,606
Income tax payable		5,107	3,096
Total current liabilities		604,951	571,822

Net current liabilities		(184,223)	(198,812)

Total assets less current liabilities		824,592	811,094
Non-current liabilities
Long-term debts	26	97,431	107,234
Loans from Sinopec Group Company and fellow subsidiaries	26	37,991	38,356
Deferred tax liabilities	25	9,224	7,977
Provisions	29	27,141	26,080
Other long-term liabilities		11,262	9,821
Total non-current liabilities		183,049	189,468

		641,543	621,626
Equity
Share capital	30	116,795	116,565
Reserves		469,315	452,238
Total equity attributable to owners of the Company		586,110	568,803
Non-controlling interests		55,433	52,823
Total equity		641,543	621,626

Approved and authorised for issue by the board of directors on 22 August 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 100 to 140 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2014
(Amounts in million)

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2013	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036
Profit for the period	—	—	—	—	—	—	30,281	30,281	2,126	32,407
Other comprehensive income (Note 12)	—	—	—	—	—	444	—	444	(101)	343
Total comprehensive income for the period	—	—	—	—	—	444	30,281	30,725	2,025	32,750
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2012 (Note 11)	—	—	—	—	—	—	(17,933)	(17,933)	—	(17,933)
Appropriation (Note (a))	—	—	—	2,493	—	—	(2,493)	—	—	—
Rights issue of H shares, net of issuance costs (Note 30)	2,845	—	16,561	—	—	—	—	19,406	—	19,406
Contributions to subsidiaries from non-controlling interests	—	618	—	—	—	—	—	618	2,235	2,853
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(463)	(463)
Total contributions by and distributions to owners	2,845	618	16,561	2,493	—	—	(20,426)	2,091	1,772	3,863
Bonus issues (Note 30)	17,933	—	—	—	—	—	(17,933)	—	—	—
Capitalisation (Note 30)	8,967	—	(8,967)	—	—	—	—	—	—	—
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(13)	—	—	—	—	—	(13)	(27)	(40)

Total transactions with owners	29,745	605	7,594	2,493	—	—	(38,359)	2,078	1,745	3,823
Others (Note f)	—	—	—	—	—	1,073	(1,073)	—	—	—

Balance at 30 June 2013	116,565	(32,702)	33,346	70,096	117,000	4,822	234,590	543,717	40,892	584,609

The notes on pages 100 to 140 form part of these interim financial statements.

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2014	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626
Profit for the period	—	—	—	—	—	—	32,543	32,543	1,308	33,851
Other comprehensive income (Note 12)	—	—	—	—	—	1,022	—	1,022	168	1,190
Total comprehensive income for the period	—	—	—	—	—	1,022	32,543	33,565	1,476	35,041
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of Convertible Bonds (Note 26)	230	—	1,021	—	—	—	—	1,251	—	1,251
Final dividend for 2013 (Note 11)	—	—	—	—	—	—	(17,519)	(17,519)	—	(17,519)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	2,456	2,456
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,312)	(1,312)
Total contributions by and distributions to owners	230	—	1,021	—	—	—	(17,519)	(16,268)	1,144	(15,124)
Changes in ownership interests in subsidiaries that do not result ina loss of control:
Acquisitions of on-controlling interests of subsidiaries	—	(8)	—	—	—	—	—	(8)	(10)	(18)

Total transactions with owners	230	(8)	1,021	—	—	—	(17,519)	(16,276)	1,134	(15,142)
Others (Note (f))	—	18	—	—	—	1,064	(1,064)	18	—	18

Balance at 30 June 2014	116,795	(33,703)	34,368	73,337	117,000	4,577	273,736	586,110	55,433	641,543

Note:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

The reserve balance has reached 50% of the registered capital, therefore during the six-month period ended 30 June 2014, the Company decided not to transferred statutory surplus reserve (2013: RMB 2,493 million).

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. At 30 June 2014, the amount of retained earnings available for distribution was RMB 168,834 million (2013: RMB 164,698 million), being the amount determined in accordance with the accounting policies complying with IFRS. Interim dividend for the six-month period ended 30 June 2014 of RMB 10,512 million (2013: RMB 10,491 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the six-month period ended 30 June 2014, the Group transferred RMB 1,064 million (2013: RMB 1,073 million) from retained earnings to other reserves for the safety production fund.

The notes on pages 100 to 140 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2014
(Amounts in million)

	Note	Six-month periods ended 30 June
		2014	2013
		RMB	RMB
Net cash generated from operating activities	(a)	58,214	32,903
Investing activities
Capital expenditure		(56,470)	(58,941)
Exploratory wells expenditure		(2,796)	(3,929)
Purchase of investments, investments in associates and investments in joint ventures		(5,030)	(6,450)
Proceeds from disposal of investments and investments in associates		435	156
Proceeds from disposal of property, plant, equipment and other non-current assets		494	902
(Increase)/decrease in time deposits with maturities over three months		(1,071)	213
Interest received		806	592
Investment and dividend income received		979	447
(Purchase)/disposal of derivative financial instruments, net		—	(12)
Net cash used in investing activities		(62,653)	(67,022)
Financing activities
Proceeds from bank and other loans		551,031	550,958
Repayments of bank and other loans		(527,717)	(519,985)
Proceeds from issuing shares		—	19,406
Contributions to subsidiaries from non-controlling interests		2,441	2,853
Dividends paid by the Company		(17,519)	(12,552)
Distributions by subsidiaries to non-controlling interests		(582)	(785)
Interest paid		(5,105)	(5,219)
Acquisitions of non-controlling interests of subsidiaries		(18)	(22)
Net cash generated from financing activities		2,531	34,654

Net (decrease)/increase in cash and cash equivalents		(1,908)	535
Cash and cash equivalents at 1 January		15,046	10,456
Effect of foreign currency exchange rate changes		82	199
Cash and cash equivalents at 30 June		13,220	11,190

The notes on pages 100 to 140 form part of these interim financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2014
(Amounts in million)

(A)	RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED FROM OPERATING ACTIVITIES

	Six-month periods ended 30 June
	2014	2013
	RMB	RMB
Operating activities
Profit before taxation	45,759	45,134
Adjustments for:
Depreciation, depletion and amortisation	43,233	38,969
Dry hole costs written off	3,492	3,335
Share of profits from associates and joint ventures	(1,976)	(874)
Investment income	(276)	(50)
Interest income	(876)	(592)
Interest expense	6,140	5,201
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	761	(1,276)
Loss on disposal of property, plant, equipment and other non-currents assets, net	561	95
Impairment losses on assets	1,112	73
Unrealised loss/(gain) on embedded derivative component of the convertible bonds, net	2,222	(761)
	100,152	89,254
Accounts receivable and other current assets	(26,799)	(11,151)
(Increase)/decrease inventories	(22,421)	2,183
Accounts payable and other current liabilities	17,614	(33,097)
	68,546	47,189
Income tax paid	(10,332)	(14,286)
Net cash generated from operating activities	58,214	32,903

The notes on pages 100 to 140 form part of these interim financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2014

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying interim financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting period beginning on or after January 1, 2014 or later periods and have been adopted by the Group in current accounting period:

Amendment to IAS 32, ‘Financial instruments: Presentation’, regarding the asset and liability offsetting. The main changes are to the application guidance in IAS 32, ‘Financial instruments: Presentation’, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

Amendment to IAS 36, ‘Impairment of assets’ regarding recoverable amount disclosures. The main change addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’. This amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria.

Adoption of IFRIC 21, ‘Levies’. IFRIC 21 addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37 ‘Provisions, contingent liabilities and contingent assets’. The interpretation addresses what the obligating event is that gives rise to pay a levy, and when should a liability be recognised. The accounting treatment of levy of the Group conforms to the requirement of IFRIC 21. The adoption of the interpretation has had no significant effect on the financial statements for earlier periods and on the interim financial statements for the period ended 30 June 2014. The group does not expect IFRIC 21 to have a significant effect on the results for the financial year ending 31 December 2014.

There have been no significant changes to the accounting policies applied in these interim financial statements for the periods presented as a result of these developments.

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2015 or later periods and have not been early adopted by the Group:

IFRS 15, ‘Revenue from contracts with customers’. IFRS 15 establishes a comprehensive framework for determining when to recognise revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The Group is currently evaluating the impact of the IFRS on the consolidated financial statements but it is not expected to have any significant impact.

The accompanying interim financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

Basis of preparation (Continued)

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and the major sources of estimation uncertainty are disclosed in Note 37.

2	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

		(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a) (ii)).

		(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the period are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (Note 2(a) (ii)).

In the Company’s balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(n)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Basis of consolidation (Continued)

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	12 to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

	(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

	(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

	(k)	Investments

Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Hedging

	(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

	(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement. In this period no hedge of net investment in foreign operations was hold by the Group.

	(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a) (ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n) (ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n) (ii).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Impairment of assets (Continued)

(ii) Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, which in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(q)	Convertible bonds (Continued)

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,901 million for the six-month period ended 30 June 2014 (2013: RMB 1,858 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 33.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER
Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

4	OTHER OPERATING REVENUES

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Sale of materials, service and others	17,731	19,034
Rental income	277	276
	18,008	19,310

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          The following items are included in selling, general and administrative expenses:

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Operating lease charges	7,140	7,127
Impairment losses:
– trade accounts receivable	—	5
– other receivables	4	6

6	PERSONNEL EXPENSES

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Salaries, wages and other benefits	22,844	21,226
Contributions to retirement schemes (Note 33)	3,910	3,617
	26,754	24,843

7	TAXES OTHER THAN INCOME TAX

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Consumption tax (i)	65,447	66,004
Special oil income levy (ii)	12,448	12,938
City construction tax (iii)	6,642	6,459
Education surcharge	4,952	4,849
Resources tax	3,727	3,658
Other	551	543
	93,767	94,451

Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 55 per barrel.

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING (EXPENSE)/INCOME, NET

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Government grant	846	596
Loss on disposal of property, plant, equipment and other non-currents assets, net	(561)	(95)
Ineffective portion of change in fair value of cash flow hedges	243	23
Net realised and unrealised gain/(loss) on derivative financial instruments not qualified as hedging	6	(64)
Donations	(46)	(103)
Fines, penalties and compensations	(52)	(13)
Impairment losses on long-lived assets	(1,072)	(44)
Others	(438)	(49)
	(1,074)	251

9	INTEREST EXPENSE

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Interest expense incurred	6,358	5,643
Less: Interest expense capitalised*	(715)	(811)
	5,643	4,832
Accretion expenses (Note 29)	497	369
Interest expense	6,140	5,201
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	1.4% to 5.9%	0.9% to 6.2%

10	TAX EXPENSE
              Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Current tax
– Provision for the period	11,762	11,151
– Adjustment of prior years	581	453
Deferred taxation (Note 25)	(435)	1,123
	11,908	12,727

Reconciliation between actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Profit before taxation	45,759	45,134
Expected PRC income tax expense at a statutory tax rate of 25%	11,440	11,284
Tax effect of non-deductible expenses	262	133
Tax effect of non-taxable income	(785)	(365)
Tax effect of preferential tax rate (i)	(970)	(1,028)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	482	1,276
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(21)	(95)
Tax effect of tax losses not recognised	889	296
Write-down of deferred tax assets	30	773
Adjustment of prior years	581	453
Actual income tax expense	11,908	12,727

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIVIDENDS
                     Dividends payable to owners of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Interim dividends declared after the balance sheet date of RMB 0.09 per share (2013: RMB 0.09 per share)	10,512	10,491

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 22 August 2014, the directors authorised to declare the interim dividends for the year ending 31 December 2014 of RMB 0.09 (2013: RMB 0.09) per share totaling RMB 10,512 million (2013: RMB 10,491 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.15 per share (2013: RMB 0.20 per share)	17,519	17,933

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million was approved (Note 30). All dividends have been paid in the six-month period ended 30 June 2014 (2013: RMB 12,552 million).

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2013 was declared (Note 30). Cash dividends have been paid on 25 June 2013.

12	OTHER COMPREHENSIVE INCOME

	Six-month period ended 30 June 2014			Six-month period ended 30 June 2013
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	525	(73)	452	(135)	22	(113)
Amounts transferred to initial carrying amount of hedged items	(69)	10	(59)	(39)	6	(33)
Reclassification adjustments for amounts transferred to the consolidated income statement	(298)	41	(257)	272	(44)	228
Net movement during the period recognised in other comprehensive income	158	(22)	136	98	(16)	82
Available-for-sale securities:
Changes in fair value recongnised during the period	827	(200)	627	1,188	(298)	890
Net movement during the period recognised in other comprehensive income	827	(200)	627	1,188	(298)	890
Share of other comprehensive income of associates	36	—	36	(241)	—	(241)
Foreign currency translation differences	391	—	391	(388)	—	(388)
Other comprehensive income	1,412	(222)	1,190	657	(314)	343

13	BASIC AND DILUTED EARNINGS PER SHARE

              The calculation of basic earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to ordinary owners of the Company of RMB 32,543 million (2013: RMB 30,281 million) and the weighted average number of shares of 116,725,537,824 (2013: 115,639,886,505) during the period.

              The calculation of diluted earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to ordinary owners of the Company of RMB 32,677 million (2013: RMB 29,851 million) and the weighted average number of shares of 117,805,304,491 (2013: 121,321,406,189) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Profit attributable to ordinary owners of the Company	32,543	30,281
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	133	141
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	1	(571)
Profit attributable to ordinary owners of the Company (diluted)	32,677	29,851

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2014 Number of shares	2013 Number of shares
Weighted average number of shares at 30 June	116,725,537,824	115,639,886,505
Effect of conversion of the 2007 Convertible Bonds	1,079,766,667	1,439,688,889
Effect of conversion of the 2011 Convertible Bonds	—	4,241,830,795
Weighted average number of shares (diluted) at 30 June	117,805,304,491	121,321,406,189

14	PROPERTY, PLANT AND EQUIPMENT

By asset class

	Plants and buildings RMB million	Oil and gas, properties RMB million	Equipment, machinery and others RMB million	Total RMB million
Cost:
Balance at 1 January 2013	86,215	451,288	693,583	1,231,086
Additions	92	1,440	110	1,642
Transferred from construction in progress	1,123	20,414	23,153	44,690
Reclassification	380	7	(387)	—
Exchange adjustments	(29)	(525)	(39)	(593)
Contributed to a joint venture	(1)	—	(45)	(46)
Reclassification to lease prepayments and other long-term assets	(78)	—	(683)	(761)
Disposals	(157)	—	(1,918)	(2,075)
Balance at 30 June 2013	87,545	472,624	713,774	1,273,943
Balance at 1 January 2014	96,787	515,701	768,102	1,380,590
Additions	23	603	214	840
Transferred from construction in progress	2,411	10,813	17,372	30,596
Reclassification	224	—	(224)	—
Exchange adjustments	17	304	24	345
Contributed to a joint venture	(36)	—	(221)	(257)
Reclassification to lease prepayments and other long-term assets	(599)	—	(7,380)	(7,979)
Disposals	(304)	(4)	(2,848)	(3,156)
Balance at 30 June 2014	98,523	527,417	775,039	1,400,979
Accumulated depreciation:
Balance at 1 January 2013	34,490	252,214	355,413	642,117
Depreciation charge for the period	1,492	16,377	18,385	36,254
Impairment losses for the period	1	—	43	44
Reclassification	95	5	(100)	—
Exchange adjustments	(10)	(277)	(16)	(303)
Contributed to a joint venture	—	—	(32)	(32)
Reclassification to lease prepayments and other long-term assets	(6)	—	(88)	(94)
Written back on disposals	(119)	—	(1,669)	(1,788)
Balance at 30 June 2013	35,943	268,319	371,936	676,198
Balance at 1 January 2014	37,680	288,594	384,721	710,995
Depreciation charge for the period	1,655	17,909	20,330	39,894
Impairment losses for the period	11	—	882	893
Reclassification	100	—	(100)	—
Exchange adjustments	6	175	10	191
Reclassification to lease prepayments and other long-term assets	(135)	—	(1,692)	(1,827)
Written back on disposals	(244)	(2)	(2,156)	(2,402)
Balance at 30 June 2014	39,073	306,676	401,995	747,744
Net book value:
Balance at 1 January 2013	51,725	199,074	338,170	588,969
Balance at 30 June 2013	51,602	204,305	341,838	597,745
Balance at 1 January 2014	59,107	227,107	383,381	669,595
Balance at 30 June 2014	59,450	220,741	373,044	653,235

                     The additions to the exploration and development segment and oil and gas properties for the six-month period ended 30 June 2014 included RMB 603 million (2013: RMB 1,440 million) of the estimated dismantlement costs for oil and gas properties (Note 29).

15	CONSTRUCTION IN PROGRESS

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Balance at 1 January	160,630	168,977
Additions	39,309	50,030
Exchange adjustments	7	(20)
Disposal	(493)	—
Dry hole costs written off	(3,492)	(3,335)
Transferred to property, plant and equipment	(30,596)	(44,690)
Reclassification to lease prepayments and other assets	(4,541)	(4,006)
Balance at 30 June	160,824	166,956

As at 30 June 2014, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and development segment was RMB 17,378 million (2013: RMB 16,380 million). The geological and geophysical costs paid during the six-month period ended 30 June 2014 were RMB 2,017 million (2013: RMB 4,265 million).

16	GOODWILL

	30 June 2014 RMB million	31 December 2013 RMB million
Cost	13,912	13,912
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,255	6,255

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	30 June 2014 RMB million	31 December 2013 RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	202	202
	6,255	6,255

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.6% to 12.4% (2013: 11.5% to 12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions could cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates, all of which are unlisted companies incorporated and operating their business principally in the PRC, are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method
Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	29.00	Marketing and distribution of refined petroleum products	Equity method
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	38.75	Manufacturing of coal-chemical products	Equity method
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chemical”)	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	Equity method
Shanghai Petroleum Company Limited (“Shanghai Petroleum”)	30.00	Exploration and production of crude oil and natural gas	Equity method

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amounts:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	30 June 2014 RMB million	31 December 2013 RMB million	30 June 2014 RMB million	31 December 2013 RMB million	30 June 2014 RMB million	31 December 2013 RMB million	30 June 2014 RMB million	31 December 2013 RMB million	30 June 2014 RMB million	31 December 2013 RMB million
Current assets	112,934	104,477	17,051	15,410	5,732	4,474	2,812	3,094	2,880	2,849
Non-current assets	17,402	17,490	4,762	4,830	8,223	6,987	3,185	3,069	941	1,058
Current liabilities	(112,835)	(102,112)	(13,819)	(12,249)	(821)	(335)	(922)	(1,183)	(258)	(281)
Non-current liabilities	(297)	(3,271)	(237)	(233)	(1,500)	(1,330)	(1,097)	(1,102)	(361)	(354)
Net assets	17,204	16,584	7,757	7,758	11,634	9,796	3,978	3,878	3,202	3,272
Net assets attributable to non-controlling interests	—	—	1,031	899	—	—	—	—	—	—
Net assets attributable to owners of the Company	17,204	16,584	6,726	6,859	11,634	9,796	3,978	3,878	3,202	3,272
Share of net assets from associates	8,430	8,126	1,951	1,989	3,796	3,796	1,183	1,158	961	982
Carrying Amounts	8,430	8,126	1,951	1,989	3,796	3,796	1,183	1,158	961	982

Summarised statement of comprehensive income

Six-month periods ended 30 June	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy*		Shanghai Chemical		Shanghai Petroleum
	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Turnover	1,415	1,514	57,160	52,915	—	—	—	1	355	320
Profits/(losses) for the periods	552	631	1,065	805	—	—	94	42	50	(37)
Other comprehensive income/(losses)	69	(491)	—	—	—	—	—	—	—	—
Total comprehensive income/(losses)	621	140	1,065	805	—	—	94	42	50	(37)
Dividends declared by associates	—	—	309	—	—	—	11	—	36	—
Share of profit/(loss) from associates	270	309	271	201	—	—	36	16	15	(11)
Share of other comprehensive income/(loss) from associates	34	(241)	—	—	—	—	—	—	—	—

*  Zhongtian Synergetic Energy was under construction during the period ended 30 June 2014.

The share of profit and other comprehensive income for the six-month period ended 30 June 2014 in all individually immaterial associates accounted for using equity method in aggregate was RMB 517 million (2013: RMB 369 million) and 1 million (2013: nil) respectively.

18	INTEREST IN JOINT VENTURES

                     The Group’s principal interests in joint ventures are as follows:

Name of entity	% of ownership Interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Fujian Refining and Petrochemical Company Limited (“Fujian Refining and Petrochemical”)	50.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”) (i)	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	Kazakhstan
Taihu Limited (“Taihu”) (i)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Mansarovar Energy Colombia Ltd. (“Mansarovar “) (i)	50.00	Crude oil and natural gas extraction	Equity method	British Bermuda	Colombia

                     Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amounts:

	Fujian Refining and Petrochemical		BASF-YPC
	30 June 2014 RMB million	31 December 2013 RMB million	30 June 2014 RMB million	31 December 2013 RMB million
Current assets
Cash and cash equivalents	1,087	1,016	535	550
Other current assets	13,403	14,072	6,365	6,727
Total current assets	14,490	15,088	6,900	7,277
Non-current assets	29,423	29,818	18,384	18,496
Current liabilities
Current financial liabilities (ii)	(6,270)	(5,493)	(2,894)	(2,990)
Other current liabilities	(8,248)	(10,191)	(3,144)	(2,027)
Total current liabilities	(14,518)	(15,684)	(6,038)	(5,017)
Non-current liabilities
Non-current financial liabilities	(22,411)	(21,952)	(4,439)	(4,904)
Other non-current liabilities (iii)	(285)	(298)	(1)	(1)
Total non-current liabilities	(22,696)	(22,250)	(4,440)	(4,905)
Net assets	6,699	6,972	14,806	15,851
Share of net assets from joint ventures	3,350	3,486	5,922	6,340
Carrying Amounts	3,350	3,486	5,922	6,340

                Note:

(i)
Pursuant to the resolutions passed at the Directors’ meeting held on 22 March 2013 and the purchase agreements entered into with relevant vendors on 28 March 2013, the Group acquired from the Sinopec Group Company 50% of equity interests of Mansarovar and at the same time provided a shareholder loan (USD 263 million) for a total consideration of approximately USD 775 million in November 2013 and 50% of equity interests of CIR for a consideration of approximately USD 1,486 million as well as 49% of equity interests of Taihu and the respective vendor’s special dividend (USD 94 million) for a total consideration of approximately USD 807 million, both acquisitions were completed in December 2013.

As the purchase price allocation has not been completed, the summarised financial information for CIR, Taihu and Mansarovar is not disclosed. For the six months period ended 30 June 2014, the share profit after tax for the above three joint ventures is RMB 1,302 million.

(ii)	Excluding trade accounts payable, other payables.

(iii)	Excluding provisions.

                     Summarised statement of comprehensive income

Six-month periods ended 30 June	Fujian Refining and Petrochemical		BASF-YPC
	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Turnover	34,220	33,053	11,138	11,868
Depreciation, depletion and amortisation	(1,279)	(1,018)	(1,140)	(949)
Interest income	14	10	11	9
Interest expense	(640)	(270)	(175)	(172)
Profits/(losses) before taxation	(729)	(411)	87	591
Tax expense	204	125	(18)	(157)
Profits/(losses) for the periods	(525)	(286)	69	434
Total comprehensive income/(losses)	(525)	(286)	69	434
Dividends declared from joint venture	—	—	528	—
Share of profit/(loss) from joint ventures	(263)	(143)	28	174

                     The share of loss and other comprehensive income for the six-month period ended 30 June 2014 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 200 million (2013: loss of RMB 41 million) and RMB 1 million (2013: nil) respectively.

19	INVESTMENTS

	The Group
	30 June 2014 RMB million	31 December 2013 RMB million
Available-for-sale financial assets
– Equity securities, listed and at quoted market price	2,791	1,964
Investments in equity securities, unlisted and at cost	1,548	1,834
	4,339	3,798
Less: Impairment loss for investments	(68)	(68)
	4,271	3,730

               Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

20	LEASE PREPAYMENTS

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Cost:
Balance at 1 January	51,417	43,002
Additions	51	140
Transferred from construction in progress	2,494	1,970
Transferred from property, plant and equipment and other long-term assets	3,253	293
Exchange adjustments	28	(54)
Reclassification to other assets	(484)	(5)
Disposals	(52)	(12)
Balance at 30 June	56,707	45,334
Accumulated amortisation:
Balance at 1 January	8,147	6,762
Amortisation charge for the period	731	602
Transferred from property, plant and equipment and other long-term assets	841	37
Exchange adjustments	7	(12)
Reclassification to other assets	(91)	—
Written back on disposals	(10)	(8)
Balance at 30 June	9,625	7,381
Net book value:	47,082	37,953

21	LONG-TERM PREPAYMENTS AND OTHER ASSETS

               Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, catalysts, operating rights of service stations.

22	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	30 June 2014 RMB million	31 December 2013 RMB million
Amounts due from third parties	82,938	50,638
Amounts due from Sinopec Group Company and fellow subsidiaries	4,419	9,311
Amounts due from associates and joint ventures	9,902	9,091
	97,259	69,040
Less: Impairment losses for bad and doubtful debts	(556)	(574)
Trade accounts receivable, net	96,703	68,466
Bills receivable	20,456	28,771
	117,159	97,237

               The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	30 June 2014 RMB million	31 December 2013 RMB million
Within one year	117,009	97,066
Between one and two years	121	112
Between two and three years	20	46
Over three years	9	13
	117,159	97,237

Impairment losses for bad and doubtful debts are analysed as follows:

	2014 RMB million	2013 RMB million
Balance at 1 January	574	699
Impairment losses recognised for the period	—	5
Reversal of impairment losses	(10)	(6)
Written off	(8)	(4)
Others	—	1
Balance at 30 June	556	695

               Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

               Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

23	INVENTORIES

	30 June 2014 RMB million	31 December 2013 RMB million
Crude oil and other raw materials	131,937	124,198
Work in progress	23,624	21,181
Finished goods	86,745	76,289
Spare parts and consumables	2,521	1,989
	244,827	223,657
Less: Allowance for diminution in value of inventories	(552)	(1,751)
	244,275	221,906

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,136,336 million for the six-month period ended 30 June 2014 (2013: RMB 1,205,115 million), which includes the write-down of inventories of RMB 86 million (2013: RMB 51million) that is primarily related to the finished goods in others segments and the reversal of write-down of inventories made in prior years of RMB 34 million (2013: nil). The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement. The write-down of inventories of RMB 1,246 million for the period ended 30 June 2014 (2013: 53 million) was realized.

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	30 June 2014 RMB million	31 December 2013 RMB million
Receivables	14,182	10,130
Advances to suppliers	5,691	4,216
Value-added tax input tax deduction to stay	15,671	19,756
Derivative financial instruments	9,404	4,664
	44,948	38,766

25	DEFERRED TAX ASSETS AND LIABILITIES

               Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	30 June 2014 RMB million	31 December 2013 RMB million	30 June 2014 RMB million	31 December 2013 RMB million	30 June 2014 RMB million	31 December 2013 RMB million
Current
Receivables and inventories	3,165	3,315	—	—	3,165	3,315
Accruals	374	357	—	—	374	357
Cash flow hedges	20	34	(128)	(120)	(108)	(86)
Non-current
Property, plant and equipment	6,915	7,200	(15,950)	(15,590)	(9,035)	(8,390)
Tax losses carried forward	2,861	2,261	—	—	2,861	2,261
Embedded derivative component of the convertible bonds	—	—	(315)	(870)	(315)	(870)
Available-for-sale-securities	—	—	(636)	(436)	(636)	(436)
Others	96	99	(63)	(86)	33	13
Deferred tax assets/(liabilities)	13,431	13,266	(17,092)	(17,102)	(3,661)	(3,836)

At 30 June 2014, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 14,283 million (2013: RMB 10,809 million), of which RMB 3,557 million (2013: RMB 1,185 million) was incurred for the period ended 30 June 2014, because it was not probable that the future taxable profits will be realised. These deductable losses carried forward of RMB 670 million, RMB 287 million, RMB 3,344 million, RMB 3,787 million, RMB 2,638 million and RMB 3,557 million will expire in 2014, 2015, 2016, 2017, 2018 and 2019, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2014, write-down of deferred tax assets amounted to RMB 30 million (2013: RMB 773 million).

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2013 RMB million	Recognised in consolidated income statement RMB million	Recognised in other comprehensive income RMB million	Balance at 30 June 2013 RMB million
Current
Receivables and inventories	3,292	194	—	3,486
Accruals	421	(19)	—	402
Cash flow hedges	36	(2)	(16)	18
Non-current
Property, plant and equipment	(8,194)	(515)	111	(8,598)
Tax losses carried forward	3,051	(590)	—	2,461
Embedded derivative component of the convertible bonds	(364)	(190)	—	(554)
Available-for-sale securities	(3)	—	(298)	(301)
Others	6	(1)	—	5
Net deferred tax liabilities	(1,755)	(1,123)	(203)	(3,081)

25	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	Balance at 1 January 2014 RMB million	Recognised in consolidated income statement RMB million	Recognised in other comprehensive income RMB million	Balance at 30 June 2014 RMB million
Current
Receivables and inventories	3,315	(150)	—	3,165
Accruals	357	17	—	374
Cash flow hedges	(86)	—	(22)	(108)
Non-current
Property, plant and equipment	(8,390)	(607)	(38)	(9,035)
Tax losses carried forward	2,261	600	—	2,861
Embedded derivative component of the convertible bonds	(870)	555	—	(315)
Available-for-sale securities	(436)	—	(200)	(636)
Others	13	20	—	33
Net deferred tax liabilities	(3,836)	435	(260)	(3,661)

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

               Short-term debts represent:

	30 June 2014 RMB million	31 December 2013 RMB million
Third parties’ debts
Short-term bank loans	86,547	54,640
Current portion of long-term bank loans	1,128	1,093
Current portion of long-term corporate bonds	11,000	3,500
Current portion of convertible bonds	—	40,573
	12,128	45,166
Corporate bonds (Note (i))	10,000	10,000
	108,675	109,806
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	90,814	53,481
Current portion of long-term loans	340	583
	91,154	54,064
	199,829	163,870

                     The Group’s weighted average interest rate on short-term loans was 2.4% (2013: 2.2%) at 30 June 2014. The above borrowings are unsecured.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

               Long-term debts comprise:

	Interest rate and final maturity	30 June 2014 RMB million	31 December 2013 RMB million
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 6.90% per annum at 30 June 2014 with maturities through 2025	7,151	7,712
Japanese Yen denominated	Interest rates at 2.60 % per annum at 30 June 2014 with maturities in 2023	559	561
US Dollar denominated	Interest rates ranging from interest free to 4.29 % per annum at 30 June 2014 with maturities through 2031	1,144	916
		8,854	9,189
Corporate bonds (Note (ii))
Renminbi denominated	Fixed interest rate ranging from 3.75 % to 5.68 % per annum at 30 June 2014 with maturity through 2022	56,500	60,000
US Dollar denominated	Fixed interest rate ranging from 1.25% to 4.25 % per annum at 30 June 2014 with maturities through 2043	21,386	21,177
		77,886	81,177
Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (Note(iii))	—	10,948
Renminbi denominated	Bonds with Warrants with maturity in 2014 (Note(iv))	—	29,625
	Convertible bonds with maturity in 2017 (Note(v))	22,819	21,461
		22,819	62,034
Total third parties’ long-term debts		109,559	152,400
Less: Current portion		(12,128)	(45,166)
		97,431	107,234
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 6.46 % per annum at 30 June 2013 with maturities through 2020	38,269	38,911
US Dollar denominated	Interest rates at 1.84 % per annum at 30 June 2014 with maturities in 2015	62	28
Less: Current portion		(340)	(583)
		37,991	38,356
		135,422	145,590

               Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:

(i)
The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 May 2014 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 4.40% per annum.

	(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD 10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

As at 30 June 2014, the carrying amounts of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 0 million (2013: RMB 10,948 million) and RMB 0 million (2013: RMB 0 million), respectively.

The changes in the fair value of the derivative component from 31 December 2013 to 30 June 2014 resulted in an realised loss of RMB 1 million (2013: an unrealised gain of RMB 79 million), which has been recorded under “finance costs” in the consolidated income statement for the six-month period ended 30 June 2014.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

2007 Convertible Bonds due on 24 April 2014 and have been fully paid by the Group at maturity.

(iv)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. On 4 March 2010, warrants of the bonds have already expired.

Bonds with Warrants due on 20 February 2014 and have been fully paid by the Group at maturity.

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As at 30 June 2014, the carrying amounts of the liability component and the derivative component were RMB 20,178 million (2013: RMB 20,913million) and RMB 2,641 million (2013: RMB 548 million), respectively.

During the six-month period ended 30 June 2014, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 4.98 per share as a result of cash dividends, bonus issues and capitalisation.

During the six-month period ended 30 June 2014, RMB 1,181 million of the 2011 Convertible Bonds were converted into 230,228,853 A shares of the Company.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note: (Continued)

(v) (Continued)

As at 30 June 2014 and 31 December 2013, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	At 30 June 2014	At 31 December 2013
Stock price of A shares	RMB 5.27	RMB 4.48
Conversion price	RMB 4.98	RMB 5.13
Credit spread	162 basis points	95 basis points
RMB onshore swap rate	3.90%	5.23%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2013 to 30 June 2014 resulted in an unrealised loss of RMB 2,221 million (2013: unrealised gain of RMB 682 million), which has been recorded in the “finance costs” section of the consolidated income statement for the six-month period ended 30 June 2014.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

27	TRADE ACCOUNTS AND BILLS PAYABLES

	30 June 2014 RMB million	31 December 2013 RMB million
Amounts due to third parties	204,393	192,082
Amounts due to Sinopec Group Company and fellow subsidiaries	12,097	8,114
Amounts due to associates and joint ventures	4,756	2,528
	221,246	202,724
Bills payable	3,550	4,526
Trade accounts and bills payables measured at amortised cost	224,796	207,250

                     The aging analysis of trade accounts and bills payables are as follows:

	30 June 2014 RMB million	31 December 2013 RMB million
Within 1 month	209,420	194,108
After 1 month but within 6 months	9,977	8,548
After 6 months	5,399	4,594
	224,796	207,250

28	ACCRUED EXPENSES AND OTHER PAYABLES

	30 June 2014 RMB million	31 December 2013 RMB million
Salaries and welfare payable	3,120	818
Interest payable	1,122	2,290
Other payables	59,522	78,003
Financial liabilities carried at amortised costs	63,764	81,111
Taxes other than income tax	28,120	32,792
Receipts in advance	75,879	81,079
Derivative financial instruments	7,456	2,624
	175,219	197,606

29	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2014 RMB million	2013 RMB million
Balance at 1 January	26,004	21,525
Provision for the period	603	1,440
Accretion expenses	497	369
Utilised	(44)	(3)
Exchange adjustment	(15)	(16)
Balance at 30 June	27,045	23,315

30	SHARE CAPITAL

	30 June 2014 RMB million	31 December 2013 RMB million
Issued and fully paid
91,282,104,040 listed A shares (2013: 91,051,875,187) of RMB 1.00 each	91,282	91,052
25,513,438,600 listed H shares (2013: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	116,795	116,565

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (the “Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

30	SHARE CAPITAL (Continued)

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings (note 11), and 1 share transferred from the share premium for every 10 existing shares.

During the six-month period ended 30 June 2014, the Company issued 230,228,853 listed A shares (2013: 114,076 listed A shares) with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2014, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 18.8% (2013: 20.4%) and 55.1% (2013: 55.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 26 and 31, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

31	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments
The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2014 and 31 December 2013, the future minimum lease payments under operating leases are as follows:

	30 June 2014 RMB million	31 December 2013 RMB million
Within one year	12,394	13,507
Between one and two years	12,134	13,064
Between two and three years	11,934	12,850
Between three and four years	11,774	12,742
Between four and five years	11,762	12,656
Thereafter	297,219	307,268
	357,217	372,087

Capital commitments
At 30 June 2014 and 31 December 2013, capital commitments are as follows:

	30 June 2014 RMB million	31 December 2013 RMB million
Authorised and contracted for	124,003	181,428
Authorised but not contracted for	120,677	111,169
	244,680	292,597

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

31	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed.

Estimated future annual payments are as follows:

	30 June 2014 RMB million	31 December 2013 RMB million
Within one year	305	318
Between one and two years	118	140
Between two and three years	31	38
Between three and four years	21	24
Between four and five years	19	19
Thereafter	817	835
	1,311	1,374

Contingent liabilities
At 30 June 2014 and 31 December 2013, guarantees in respect of facilities granted to the parties below were as follows:

	30 June 2014 RMB million	31 December 2013 RMB million
Joint ventures	382	438
Others	5,528	5,425
	5,910	5,863

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2014 and 31 December 2013, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantees arrangements.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,979 million for the six-month period ended 30 June 2014 (2013: RMB 2,267 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

32	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

	Note	2014 RMB million	2013 RMB million
Sales of goods	(i)	157,629	155,431
Purchases	(ii)	66,374	75,026
Transportation and storage	(iii)	743	676
Exploration and development services	(iv)	12,654	17,536
Production related services	(v)	3,411	4,589
Ancillary and social services	(vi)	3,269	3,216
Operating lease charges	(vii)	5,752	5,520
Agency commission income	(viii)	66	63
Interest income	(ix)	58	73
Interest expense	(x)	690	726
Net deposits withdrawn from related parties	(ix)	453	2,271
Net loans obtained from related parties	(xi)	36,725	13,439

The amounts set out in the table above in respect of the six-month periods ended 30 June 2014 and 2013 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

At 30 June 2014 and 31 December 2013, there were no guarantees given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 31.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2014 was RMB 6,087 million (2013: RMB 6,540 million).

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

32	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

In connection with the Reorganisation effective form 1 January 2013, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2014. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			‧	the government-prescribed price;

			‧	where there is no government-prescribed price, the government-guidance price;

			‧	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

			‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 10,800 million per annum (2013: RMB 10,800 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	At 30 June 2014 RMB million	At 31 December 2013 RMB million
Trade accounts receivable	14,321	18,402
Prepaid expenses and other current assets	3,906	2,276
Long-term prepayments and other assets	13,422	11,378
Total	31,649	32,056
Trade accounts payable	16,853	10,642
Accrued expenses and other payables	15,540	22,369
Other long-term liabilities	5,222	4,102
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	91,154	54,064
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,991	38,356
Total	166,760	129,533

32	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 26.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the six-month period ended 30 June 2014, and as at and for the year ended 31 December 2013, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

	(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods ended 30 June
	2014 RMB’000	2013 RMB’000
Short-term employee benefits	5,010	5,530
Retirement scheme contributions	275	286
	5,285	5,816

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 33. As at 30 June 2014 and 31 December 2013, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

	‧	sales and purchases of goods and ancillary materials;

	‧	rendering and receiving services;

	‧	lease of assets;

	‧	depositing and borrowing money; and

	‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

33	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2014 were RMB 3,910 million (2013: RMB 3,617 million).

34	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

34	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Turnover
Exploration and production
External sales	34,744	27,992
Inter-segment sales	73,381	81,651
	108,125	109,643
Refining
External sales	90,486	95,953
Inter-segment sales	559,040	545,502
	649,526	641,455
Marketing and distribution
External sales	718,961	724,184
Inter-segment sales	2,377	3,507
	721,338	727,691
Chemicals
External sales	177,223	180,264
Inter-segment sales	32,541	27,854
	209,764	208,118
Corporate and others
External sales	316,750	367,541
Inter-segment sales	328,294	313,914
	645,044	681,455
Elimination of inter-segment sales	(995,633)	(972,428)
Turnover	1,338,164	1,395,934
Other operating revenues
Exploration and production	5,702	7,599
Refining	2,443	2,791
Marketing and distribution	5,589	5,061
Chemicals	3,628	3,403
Corporate and others	646	456
Other operating revenues	18,008	19,310
Turnover and other operating revenues	1,356,172	1,415,244

34	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	28,263	30,949
– Refining	9,755	213
– Marketing and distribution	18,794	16,852
– Chemicals	(3,968)	(409)
– Corporate and others	(261)	(1,014)
– Elimination	(315)	150
Total segment operating profit	52,268	46,741
Share of profits from associates and joint ventures
– Exploration and production	1,513	109
– Refining	(66)	(266)
– Marketing and distribution	447	195
– Chemicals	(484)	286
– Corporate and others	566	550
Aggregate share of profits from associates and joint ventures	1,976	874
Investment income
– Exploration and production	1	—
– Refining	3	3
– Marketing and distribution	98	33
– Corporate and others	174	14
Aggregate investment income	276	50
Net finance costs	(8,761)	(2,531)
Profit before taxation	45,759	45,134

	At 30 June 2014 RMB million	At 31 December 2013 RMB million
Assets
Segment assets
– Exploration and production	417,026	406,237
– Refining	323,649	329,236
– Marketing and distribution	281,530	273,872
– Chemicals	145,487	156,373
– Corporate and others	145,791	107,197
Total segment assets	1,313,483	1,272,915
Interest in associates and joint ventures	78,004	75,318
Investments	4,271	3,730
Deferred tax assets	5,563	4,141
Cash and cash equivalents and time deposits with financial institutions	14,346	15,101
Other unallocated assets	13,876	11,711
Total assets	1,429,543	1,382,916
Liabilities
Segment liabilities
– Exploration and production	76,526	104,233
– Refining	67,706	69,029
– Marketing and distribution	95,389	101,564
– Chemicals	22,008	23,670
– Corporate and others	163,503	129,816
Total segment liabilities	425,132	428,312
Short-term debts	108,675	109,806
Income tax payable	5,107	3,096
Long-term debts	97,431	107,234
Loans from Sinopec Group Company and fellow subsidiaries	129,145	92,420
Deferred tax liabilities	9,224	7,977
Other unallocated liabilities	13,286	12,445
Total liabilities	788,000	761,290

34	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2014	2013
	RMB million	RMB million
Capital expenditure
Exploration and production	20,743	24,996
Refining	6,592	7,710
Marketing and distribution	5,830	11,612
Chemicals	4,670	5,283
Corporate and others	1,351	2,374
	39,186	51,975
Depreciation, depletion and amortisation
Exploration and production	23,164	21,186
Refining	7,333	6,661
Marketing and distribution	6,007	5,353
Chemicals	5,970	5,113
Corporate and others	759	656
	43,233	38,969
Impairment losses on long-lived assets
Refining	8	44
Marketing and distribution	39	—
Chemicals	1,025	—
	1,072	44

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2014 RMB million	2013 RMB million
External sales
Mainland China	1,023,133	1,034,044
Others	333,039	381,200
	1,356,172	1,415,244

	30 June 2014 RMB million	31 December 2013 RMB million
Non-current assets
Mainland China	931,221	941,046
Others	56,098	51,181
	987,319	992,227

35	PRINCIPAL SUBSIDIARIES

At 30 June 2014, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (million)	Interests held by the Company %	Interests held by non-controlling interests %	Principal activities
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Sales Company Limited (i)	RMB 20,000	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (ii)	RMB 5,745	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	40.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	40.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	45.00	Marketing and distribution of refined petroleum products
Sinopec (Hong Kong) Limited	HKD 13,277	100.00	—	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 7,200	50.56	49.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (“Yizheng Chemical Fibre”) (ii)	RMB 4,000	40.25	59.75	Production and sale of polyester chips and polyester fibres
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,000	100.00	—	Investment in exploration, production and sales of petroleumand natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Great Wall Energy & Chemical Co., Ltd	RMB 17,710	100.00	—	Coal chemical industry investment management, and production and sales of coal chemical products

35	PRINCIPAL SUBSIDIARIES (Continued)

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i)
According to the resolution of the company’s Meeting of Board of Directors held on 19 February 2014, the management and control of the assets under the marketing and distribution segment of the Group have been transferred to Sinopec Sales company Limited, a wholly-owned subsidiary of the Group as of 1 April 2014.

(ii)
The Group consolidated the financial statements of these entities because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarised financial information on subsidiaries with material non-controlling interests
Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised balance sheet

	Fujian Petrochemical		Shanghai Petrochemical (iii)	Sinopec Kantons (iii)	Yizheng Chemical Fibre (iii)	SIPL
	At 30 June 2014 RMB million	At 31 December 2013 RMB million	At 31 December 2013 RMB million	At 31 December 2013 RMB million	At 31 December 2013 RMB million	At 30 June 2014 RMB million	At 31 December 2013 RMB
Current assets	464	281	14,486	1,887	4,320	15,004	13,983
Current liabilities	(320)	(197)	(18,017)	(972)	(3,505)	(2,477)	(2,414)
Total current net assets/(liabilities)	144	84	(3,531)	915	815	12,527	11,569
Non-current assets	4,509	4,596	22,151	6,911	6,309	49,495	46,143
Non-current liabilities	(946)	(796)	(628)	(77)	(61)	(34,450)	(32,831)
Total non-current net assets	3,563	3,800	21,523	6,834	6,248	15,045	13,312
Net assets	3,707	3,884	17,992	7,749	7,063	27,572	24,881
Attributable to owners of the Company	1,854	1,942	8,399	4,692	2,822	8,776	7,494
Attributable to non-controlling interests	1,853	1,942	9,593	3,057	4,241	18,796	17,387

Note:

(iii) These three listed companies will announce their financial information for the year ended 30 June 2014 later than the Company, therefore their 2014 financial information is not currently disclosed.

Summarised statement of comprehensive income

Period ended 30 June	Fujian Petrochemical		Shanghai Petrochemical	Sinopec Kantons	Yizheng Chemical Fibre	SIPL
	2014 RMB million	2013 RMB million	2013 RMB million	2013 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Turnover	3,377	3,182	57,086	10,497	8,718	4,803	7,695
Profit/(loss) for the year	(304)	(178)	477	186	(491)	2,455	2,476
Total comprehensive income/(loss)	(303)	(178)	477	274	(491)	2,691	2,246
Profit/(loss) attributable to
non-controlling interests	(152)	(89)	215	110	(285)	1,410	1,008
Dividends paid to non-controlling interests	—	—	18	28	—	—	—

35	PRINCIPAL SUBSIDIARIES (Continued)

Summarised statement of cash flows

	Fujian Petrochemical		Shanghai Petrochemical	Sinopec Kantons	Yizheng Chemical Fibre	SIPL
Period ended 30 June	2014 RMB million	2013 RMB million	2013 RMB million	2013 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Net cash generated from/(used in) operating activities	58	415	3,192	49	(725)	2,210	4,519
Net cash used in investing activities	(342)	(319)	(542)	(2,634)	(140)	(2,930)	(26,796)
Net cash generated from/(used in) financing activities	271	73	(2,521)	2,135	742	773	21,678
Net (decrease)/increase in cash and cash equivalents	(13)	169	129	(450)	(123)	53	(599)
Cash and cash equivalents at 1 January	222	28	161	1,950	162	2,467	824
Effect of foreign currency exchange rate changes	—	—	2	17	2	26	(44)
Cash and cash equivalents at 30 June	209	197	292	1,517	41	2,546	181

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧ credit risk;

‧ liquidity risk;

‧ market risk; and

‧ equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 22.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2014, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 299,123 million (2013: RMB 289,106 million) on an unsecured basis, at a weighted average interest rate of 3.40 % per annum (2013: 3.12%). At 30 June 2014, the Group’s outstanding borrowings under these facilities were RMB 89,721 million (2013: RMB 44,966 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	30 June 2014
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	108,675	109,646	109,646	—	—	—
Long-term debts	97,431	114,349	3,477	10,093	68,162	32,617
Loans from Sinopec Group Company and fellow subsidiaries	129,145	130,148	91,920	122	2,546	35,560
Trade accounts payable	221,246	221,246	221,246	—	—	—
Bills payable	3,550	3,550	3,550	—	—	—
Accrued expenses and other payables	71,220	71,220	71,220	—	—	—
	631,267	650,159	501,059	10,215	70,708	68,177

	31 December 2013
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	109,806	111,753	111,753	—	—	—
Long-term debts	107,234	134,403	3,942	14,799	82,326	33,336
Loans from Sinopec Group Company and fellow subsidiaries	92,420	93,030	54,373	484	2,613	35,560
Trade accounts payable	202,724	202,724	202,724	—	—	—
Bills payable	4,526	4,526	4,526	—	—	—
Accrued expenses and other payables	83,735	83,735	83,735	—	—	—
	600,445	630,171	461,053	15,283	84,939	68,896

          Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	30 June 2014 million	31 December 2013 million
Gross exposure arising from loans and borrowings
US Dollars	USD 8,747	USD 4,118
Japanese Yen	JPY 9,190	JPY 9,711
Hong Kong Dollars	HKD 6	HKD 13,931

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2014 and 31 December 2013 would have increased profit for the period/year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.

	30 June 2014 RMB million	31 December 2013 RMB million
US Dollars	2,018	941
Japanese Yen	21	21
Hong Kong Dollars	—	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 26.

As at 30 June 2014, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 1,040 million (2013: RMB 411million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2013.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 30 June 2014, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 30 June 2014 are set out in Notes 24 and 28.

As at 30 June 2014, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 190 million (2013: decrease/increase RMB 123 million), and increase/decrease the Group’s other reserves by approximately RMB 737 million (2013: increase/decrease RMB 36 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2013.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2014, the Group’s exposure to equity price risk is the derivatives embedded in the 2011 Convertible Bonds issued by the Company as disclosed in Note 26(v), respectively.

As at 30 June 2014, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained earnings by approximately RMB 3,084 million (2013: RMB 1,333 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the period and retained earnings by approximately RMB 1,676 million (2013: RMB 737million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2013.

Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧ Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧ Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2014

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Available-for-sale financial assets:
– Listed	2,791	—	—	2,791
Derivative financial instruments:
– Derivative financial assets	1,912	7,492	—	9,404
	4,703	7,492	—	12,195
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	2,641	—	2,641
– Other derivative financial liabilities	1,823	5,634	—	7,457
	1,823	8,275	—	10,098

          At 31 December 2013

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Available-for-sale financial assets:
– Listed	1,964	—	—	1,964
Derivative financial instruments:
– Derivative financial assets	348	4,316	—	4,664
	2,312	4,316	—	6,628
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	548	—	548
– Other derivative financial liabilities	339	2,285	—	2,624
	339	2,833	—	3,172

          During the six-month period ended 30 June 2014 there were no transfers between instruments in Level 1 and Level 2.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 0.33% to 6.55% (2013: 0.37% to 7.03%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2014 and 31 December 2013:

	30 June 2014 RMB million	31 December 2013 RMB million
Carrying amount	106,918	151,852
Fair value	101,314	149,694

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2014 and 31 December 2013.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated interim financial statements.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Oil and gas properties and reserves

The accounting for the exploration and development’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

38	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 30 June 2014 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(I)	GOVERNMENT GRANTS

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(II)	SAFETY PRODUCTION FUND

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Note	Six-month periods ended 30 June
		2014 RMB million	2013 RMB million
Net profit under ASBE		32,694	31,504
Adjustments:
Government grants	(i)	56	56
Safety production fund	(ii)	1,101	847
Profit for the period under IFRS*		33,851	32,407

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	At 30 June 2014 RMB million	At 31 December 2013 RMB million
Shareholders’ equity under ASBE		643,121	623,260
Adjustments:
Government grants	(i)	(1,578)	(1,634)
Safety production fund	(ii)	—	—
Total equity under IFRS*		641,543	621,626

*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by PricewaterhouseCoopers.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 22 August 2014 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and relevant laws and regulations:

1	The original interim report for the first half of 2014 signed by Mr. Fu Chengyu, Chairman of the Board;

2
The original audited financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2014 prepared in accordance with IFRS and/or the ASBE, signed by Mr. Fu Chengyu, Chairman of the Board, Mr. Li Chunguang, Director and President, Mr. Wang Xinhua, Chief Financial Officer and Mr. Wang Dehua, head of the Corporate Finance Department of Sinopec Corp.;

3	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

4	All original documents and announcements published by Sinopec Corp. in the newspapers specified by the CSRC during the reporting period.

By Order of the Board

Fu Chengyu
Chairman

Beijing, PRC, 22 August 2014

This report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 23, 2014